# monster worldwide

2008 ANNUAL REPORT

09011130

*Innovation | Leadership | Inspiration*



## TO OUR SHAREHOLDERS, CUSTOMERS AND FRIENDS:

2008 was a year of solid progress for Monster. We made great strides in building a foundation for future growth, despite one of the most challenging business environments in decades. In an uncertain economy, this much is certain: Monster has an unrivaled set of assets that create value for employers, job seekers and shareholders.

We are the pioneer in online career services, ranking #1 in brand awareness among job seekers and employers in the U.S. and several key European markets. With a presence in approximately 50 countries, we are the only company in our industry that operates and derives revenue on an international level and can deliver consistent quality service on a global scale. Moreover, we have a true spirit of innovation that is at the heart of our leadership position.

Our goal is to be the best in our business at connecting employers and job seekers. To get there, however, we needed to fix our core. In 2008, we did exactly that. We invested in rebuilding our customer experience, launching innovative products, expanding the sales force, increasing global share, and upgrading our technology. Add to that a more efficient cost structure, a revitalized global brand marketing effort, strong cash position and liquidity, and a team of talented people with shared strategic objectives. The result is a "new" Monster. We're more relevant to customers, more competitive in the marketplace, and more able to deliver profitable long-term growth.

We're proud of our transformation over the past year. The actions we've taken have sharpened our value proposition – and strongly positioned Monster for winning performance once the global online career services market resumes its upward track.

**World-Class Customer Experience.** We made major investments in Monster's customer experience to make it the most compelling and competitive for both employers and job seekers. This involved creating a new and dramatically improved Web site that would offer job seekers deeper, richer and easier-to-use career management tools. In an unprecedented effort, we launched our new seeker experience simultaneously on 30 sites spanning 24 countries and 14 languages over a single weekend in January 2009.

**Innovative Products and Services.** My experience has always been that the best products can drive a company's performance. Now, Monster has more of the right products. Monster Career Mapping is a tool that lets job seekers explore career paths that best suit their skills and experience. Monster Career Snapshots provides in-depth profiles of thousands of occupations. Monster Career Benchmarking is a self-assessment tool that lets candidates measure themselves against other individuals and jobs in a given industry. These new tools are helping to make Monster a trusted advisor and resource for both active and passive seekers. What's more, they are benefitting employers by attracting more highly qualified candidates and providing advanced functions such as a job-posting wizard and other search management tools. Stay tuned; there is even more to come in our drive to deliver the most innovative products in the business.

**Monster is the only company in our industry that can deliver consistent quality service on a global scale.**

Customer satisfaction with the rebuilt Web site and products has been extremely favorable, even at this early stage. Job seekers are giving our new site high marks for being easier to navigate, delivering more relevant job offerings and providing more career solutions. Employers are finding Monster more intuitive and better suited for targeting searches to their specifications, resulting in better candidate matches.

**Strengthened Sales Force.** World-class products deserve a world-class sales force. In 2008, we took steps to ensure that we have the industry's most professional, productive sales force. We significantly increased the size of our U.S. field sales team to provide expanded coverage across key markets. Telesales and field sales were closely integrated to strengthen relationships with customers and enhance our ability to sell a broad range of sophisticated products. Our sales teams are now working together more effectively on a global scale to win more and larger assignments from multi-national customers. Today, our sales force is larger, stronger, more focused on improving the employer's return on investment for recruitment – and more capable of winning business from enterprise, medium and small companies around the world.

**Leading-Edge Technology.** Best-in-class technology is another important part of Monster's value proposition. Our recent acquisition of Trovix, Inc. ramped up our technological innovation by leveraging advanced intelligent search technologies with enhancements to our existing platform. The result will set the "gold standard" for search and match capabilities – giving employers access to better qualified candidates and delivering more relevant and targeted job postings for seekers. To support future technology improvements, we created a unified global platform for our systems that is housed at our new 10,000 square-foot primary data center.

Monster revolutionized career services with online search and we recognize that technology leadership cannot be taken for granted. We are exploring new models that allow us to do our job – connecting employers and seekers – better and more efficiently. In the near-term, our enhanced platform and products have transformed Monster's value proposition into much more than a basic job search – and into a fully engaging career management experience.

**Customer Service.** We have also taken steps to ensure that we have the processes, technology and infrastructure needed to deliver the highest level of service and support to our customers. Customer service operations that had been outsourced some years ago are once again being managed "hands-on" by Monster associates. This shift to "in-sourcing" gives us greater control over the customer experience.

**Powerful Global Brand.** No other career services company can match Monster's global reach and resources – which now extend to approximately 50 countries worldwide. Our brand awareness surpasses our main competitors in such critical markets as North America, the U.K., France, Germany and the Netherlands. Our unparalleled geographic scope provides a tremendous platform for growth.

**Our goal is to be the best at connecting employers and job seekers.**

The Monster brand is now being supported by a major multimedia brand campaign that launched in the U.S., Europe and Canada in early 2009. Our message, *"There's never been a better time to go to Monster.com,"* is being projected across a broad spectrum of media, including print, broadcast, online, events and customer relationship marketing (CRM). We also formed a multi-year alliance with the National Football League to become an Official Sponsor of the NFL, returning to the Super Bowl to kick off our advertising and promotions.

**Growing International Footprint.** In 2008, we increased our presence in the vast China online recruitment market by raising our stake in ChinaHR to 100%. This is a powerful combination, representing the "best of both worlds." With ChinaHR's deep understanding of the local market and culture, and Monster's unmatched global resources, pre-eminent career services brand and operational discipline, we are well-positioned to reap the enormous long-term growth potential of the Greater China market. To further enhance our penetration of the Asia-Pacific region, we partnered with News Limited in an online career site for the Australian market.

**Strategic Alliances.** We continued to forge strategic alliances to attract users to our sites. We worked with Comcast to launch *"Monster on Demand,"* a career service delivered via video-on-demand (VOD) technology. In addition, we expanded our newspaper alliances, and now have affiliations with approximately 400 daily and weekly newspapers in the U.S.

**Financial Performance.** The extremely harsh fiscal climate put pressure on our 2008 results, particularly in the fourth quarter. All the same, our financial results reflected growth in international revenue, improved expense control, good cash flow from operations and a strong balance sheet. Total revenue was $1.34 billion in 2008, up slightly from the prior year, as our 18% revenue growth in our Careers-International segment offset a 10% decrease in Careers-North America revenue. Income from continuing operations was $114.5 million or $0.94 per diluted share, versus $150.1 million or $1.15 per diluted share in 2007. Operating income before depreciation, amortization, stock-based compensation and non-cash restructuring charges (OIBDA) was $261.5 million in 2008, versus $292.7 million in 2007.

**Sal Iannuzzi**
Chairman, President and
Chief Executive Officer



We focused on exercising control over operating expenses while investing in future growth. Total operating expenses, including restructuring charges and a provision for legal settlement, were $1.17 billion for 2008. Excluding certain pro forma adjustments, we significantly slowed the growth rate of total operating expenses during the year, while still accomplishing investments in technology, innovation, brand support and people. The savings were even more pronounced in the fourth quarter, and we begin 2009 having taken substantial costs out of the business. If the recession becomes deeper and more prolonged, we have the discipline to make further adjustments to our expense structure.

Monster's healthy balance sheet is a source of great strength in these turbulent times and enables us to make needed investments in products, technology and service. At year-end, our net cash position was $259 million and total global liquidity was in excess of $500 million. During 2008 we demonstrated our confidence in the Company's long-term value proposition by using a portion of our cash to repurchase 5,454,316 shares of common stock.

Highlighting our growing global scope and prominence, Monster's common stock was listed on the prestigious New York Stock Exchange under the symbol "MWW" on November 10, 2008. Furthermore, we made significant progress in 2008, by settling certain litigation relating to our historical stock option practices and advanced our corporate governance profile by eliminating our dual-class stock structure.

**Progress and Potential.** Monster today is well-positioned to take advantage of the next wave of growth in our dynamic industry. We have transformed our customer experience, launched innovative products, applied best-in-class technology, extended our geographic reach, and revitalized our global brand. We also transformed our organization and culture. We have a streamlined, unified corporate structure with a shared mission, values and strategic direction. With renewed focus and strength, we believe we are winning today – and are positioned to capture additional market share tomorrow.

Much of the credit for our accomplishments belongs to our extraordinary people – our most valuable asset. I truly believe Monster has the most talented team in the business. As I talk with associates from every facet of the Company, I see their enthusiasm, energy and commitment first-hand. I am confident that, through their efforts, Monster will build on its global leadership role in our industry for many years to come.

The Company and our associates also lead by example in giving back to the communities in which we live and work. We have refocused our Corporate Philanthropy program to address critical issues such as education and job readiness that align with our business objectives. For example, in March 2009 we launched the Keep America Working Tour, a nationwide job fair that will help rebuild the American workforce by linking employers that have open positions with people who need them. The tour will make more than 140 stops across America in 2009. We also engaged our associates in supporting community programs that ranged from collecting more than three and a half tons of food for food banks across the U.S. to providing a grant and volunteers to the Nanhikali Project in India to help keep young girls in school.

While we recognize the enormous near-term economic challenges, we have our eyes firmly fixed on the long-term opportunities. Monster has a leading global brand in a vast career services marketplace that will increasingly shift to online delivery. We have a renewed commitment to innovation and excellence in our products and services. Most of all, we have the financial and human capital to realize our vision of future profitable growth. I want to thank our customers, associates and shareholders, and reiterate my confidence in our mission to build a company worthy of your continued support.

Sincerely,

Sal

Sal Iannuzzi
Chairman, President and Chief Executive Officer

Form 10-K

monster worldwide

# UNITED STATES SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

# Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008**

**OR**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**FOR THE TRANSITION PERIOD FROM TO**



**COMMISSION FILE NUMBER 001-34209**

# MONSTER WORLDWIDE, INC.

*(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)*

| | |
|---|---|
| **DELAWARE** | **13-3906555** |
| *(STATE OR OTHER JURISDICTION OF INCORPORATION OR ORGANIZATION)* | *(I.R.S. EMPLOYER IDENTIFICATION NUMBER)* |

**622 Third Avenue, New York, New York 10017**
*(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)*

**(212) 351-7000**
*(REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE)*

**SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:**

| Title of Each Class | Name of Each Exchange on Which Registered |
|---|---|
| Common Stock, par value $.001 per share | New York Stock Exchange |

**SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:**
**None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined under Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting Company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of common stock held by non-affiliates of the registrant was approximately $2,544,998,191 as of June 30, 2008, the last business day of the registrant's second fiscal quarter of 2008.

As of February 2, 2009, there were 123,198,405 shares of the registrant's common stock outstanding.

**DOCUMENTS INCORPORATED BY REFERENCE**

Portions of the registrant's definitive Proxy Statement to be used in connection with its 2009 Annual Meeting of Stockholders are incorporated by reference into Part III of this report.

## TABLE OF CONTENTS

**Special Note About Forward-Looking Statements**

We make forward-looking statements in this report and in other reports and proxy statements that we file with the United States Securities and Exchange Commission ("SEC"). Except for historical information contained herein, the statements made in this report constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such forward-looking statements involve certain risks and uncertainties, including statements regarding our strategic direction, prospects and future results. Certain factors, including factors outside of our control, may cause actual results to differ materially from those contained in the forward-looking statements. These factors include, among other things, the global economic crisis; our ability to maintain and enhance the value of our brands, particularly Monster; competition; fluctuations in our quarterly operating results; our ability to adapt to rapid developments in technology; our ability to continue to develop and enhance our information technology systems; concerns related to our privacy policies and our compliance with applicable data protection laws and regulations; intrusions on our systems; interruptions, delays or failures in the provision of our services; our vulnerability to intellectual property infringement claims brought against us by others; our ability to protect our proprietary rights and maintain our rights to use key technologies of third parties; our ability to identify future acquisition opportunities; our ability to manage future growth; the ability of our divested businesses to satisfy obligations related to their operations; risks related to our foreign operations; our ability to expand our operations in international markets; our ability to attract and retain talented employees; potential write-downs if our goodwill or amortizable intangible assets become impaired; adverse determinations by domestic and/or international taxation authorities related to our estimated tax liabilities; volatility in our stock price; risks associated with government regulation; risks related to the investigations and the litigation associated with our historical stock option grant practices; the outcome of pending litigation; and other risks and uncertainties set forth from time to time in our reports to the SEC, including under *"Item 1A. Risk Factors"* of this report.

We undertake no obligation to publicly update or revise any forward-looking statements to reflect events or circumstances that may arise after the date of this report.

# PART I

## ITEM 1. *BUSINESS*

### Introduction

Monster Worldwide, Inc. (together with its consolidated subsidiaries, the "Company," "Monster," "Monster Worldwide," "we," "our" or "us"), parent company of Monster®, the premier global online employment solution, strives to inspire people to improve their lives. With a local presence in key markets in North America, Europe and Asia, Monster works by connecting employers with quality job seekers at all levels and by providing personalized career advice to consumers globally. Through online media sites and services, Monster Worldwide delivers highly targeted audiences to advertisers. The Company is a member of the S&P 500 Index.

Our principal executive offices are located at 622 Third Avenue, New York, New York 10017. Our telephone number is (212) 351-7000 and our Internet address is *http://corporate.monster.com*. Our predecessor business was founded in 1967, and our current company was incorporated in Delaware and became a public company in 1996. We make all of our public filings with the SEC available on our website, free of charge, under the caption *"Investor Relations — SEC Filings."* Included in these filings are our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports, which are available as soon as reasonably practical after we electronically file or furnish such materials with the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act.

### Our Strategy

Monster Worldwide's long-term business strategy is designed to capitalize on the numerous opportunities that exist in the global online recruitment marketplace and related markets. Our strategy calls for strategic investment in product, technology, brand support and customer service to expand our global leadership position in an effort to achieve long-term growth and profitability and create shareholder value. In support of this strategy, we are streamlining and reorganizing our business operations on a global basis and controlling the growth of operating expenses.

Monster focuses on the needs of its customers, both employers and job seekers. We have created and introduced new products and services to improve the seeker experience while also developing deeper relationships with our employer customers. Through innovative products and a newly rebuilt website, we offer greater value to all job seekers who look to manage their career, even those seekers who are not currently actively engaged in a job search. The improvements we have made to our product offerings and services are designed to enhance seeker engagement and increase job response rate. We believe that more active seeker engagement will translate directly into higher quality candidates for our employers. For employers, we have introduced tools and features that allow them to more efficiently and effectively attract the most relevant candidates for their job openings.

Our investments in our technology platform have allowed us to deliver these innovative products and services on time and on a global basis. We have consolidated several technology systems and have created a platform that is more secure, scalable and redundant. Additionally, in 2008 we acquired Trovix Inc., a business that provides career-related products and services that utilize advanced search technology focusing on key attributes such as skills, work history and education.

Our global sales structure allows us to sell and distribute our products and services to large, medium and small businesses on a local basis. Our objective is to offer existing customers additional products while expanding our coverage to attract new customers. Through our recent new product introduction and the multiple alliances we share with other companies that serve the human resources community, we have increased the number of products we now provide customers beyond the core job postings and resume database offerings. We now offer our customers online recruitment media solutions throughout our network, application tracking services, diversity resume database services and other ancillary services either directly or through alliances to meet the changing needs of our customers.

We service existing and potential customers through a field sales force, telephone sales force and an online service, which we refer to as our "eCommerce" channel, where the customer can post jobs and access the resume database without sales force involvement. We have recently integrated our field and telesales forces in the United States and aligned our sales resources into seven regions so we can operate more efficiently and provide a high touch, consultative service to customers. In addition, this past year, we have expanded the number of sales representatives in the United States to effectively extend our geographic sales coverage and increase the penetration of existing customers.

In order to support our new product launch and our expanded sales resources, we have invested in our customer service capabilities on a global basis. We are in the process of in-sourcing, centralizing and standardizing our global call center operations to create a customer focused, proactive value added model.

We continue to actively and aggressively support the Monster brand on a global scale through strategic investments in both online and offline advertising and promotion. Our advertising and promotion activities are designed to drive quality visitors to Monster.com and our affiliated online properties. We have centralized our media purchases and changed the timing of our media buying to receive beneficial rates resulting in greater efficiencies for our marketing expenditures.

Our growth strategy includes global geographic expansion. We believe there is a large opportunity to extend our penetration in existing markets in Europe, Asia and Latin America, in addition to extending our presence beyond the markets we currently serve. In October 2008, we completed the acquisition of China HR.com Holdings Ltd. (together with its subsidiaries, "ChinaHR"), a leading online recruiter, serving employers and job seekers in major provinces in China. We believe there exists a significant opportunity to further develop the Greater China market over time. Additionally, in November 2008 the Company acquired a 50% equity interest in a company that provides online employment solutions in Australia.

We are also committed to entering adjacent markets. Our acquisition in January 2008 of Affinity Labs Inc. ("Affinity Labs") provides an opportunity to provide highly relevant content to our seekers through a portfolio of professional and vocational communities. It will also provide employers access to a large, "hard-to-reach" pool of job candidates and allow us to expand our core product more aggressively.

## Our Services

We operate in three business segments: Careers — North America, Careers — International and Internet Advertising & Fees. For the year ended December 31, 2008, these operating segments represented approximately 47%, 43% and 10% of our consolidated revenue, respectively. During the second quarter of 2008, we discontinued the operations of Tickle Inc., an online property within the Internet Advertising & Fees segment, which no longer fit the Company's long term growth plans. During the year ended December 31, 2006, we disposed of our global Advertising & Communications business to focus our resources on building the Monster franchise and expanding the content of our online businesses. See Note 16 to our consolidated financial statements for further discussion of our segment results.

### *Careers (North America and International)*

Monster is the premier global online employment solution, striving to inspire people to improve their lives. Monster has a presence in approximately 50 countries around the world. With a local presence in key markets in North America, Europe and Asia, Monster works by connecting employers with quality job seekers at all levels and by providing searchable jobs and career management resources. We have been able to build on Monster's brand and create worldwide awareness by offering online recruiting solutions that we believe are redefining the way employers and job seekers connect. For the employer, our goal is to provide the most effective solutions and easiest to use technology to simplify the hiring process and deliver access to our community of job seekers. For job seekers, our purpose is to improve their careers by providing work-related content, services and advice.

Our services and solutions include searchable job postings, a resume database, recruitment media solutions throughout our network and other career related content. Job seekers can search our job postings and post their resumes on each of our career websites. Monster also offers premium career services at a fee to job seekers, such as resume writing and priority resume listing. Employers and human resources companies pay to post jobs, search our resume database, and utilize career site hosting and other services.

Monster targets the enterprise market, or those businesses that we consider to be among the 1,500 largest organizations globally. Additionally, we also concentrate our efforts on expanding our reach to include small-to-medium sized businesses ("SMBs"), those businesses with approximately 10 to 2,000 employees that operate primarily in local and regional markets. We currently have alliances with media and publishing companies that extend our presence with local and regional job seekers in various markets across the United States.

### *Internet Advertising & Fees*

Our Internet Advertising & Fees segment provides consumers with content, services and useful offerings that help them manage the development and direction of their current and future careers, while providing employers, educators and marketers with innovative and targeted media-driven solutions to impact these consumers at critical moments in their lives. Our network of online properties appeals to advertisers and other third parties as these sites cost-effectively deliver certain discrete demographic groups in a relevant and engaging online environment. We believe that by strengthening our user engagement, driving additional traffic and increasing usage of our websites, we can increase the appeal to our customers and reward them with a higher return on their marketing investment. Our sites are constantly evolving to integrate new and innovative features, in order to provide the relevant content that connects with our users.

Revenue for the Internet Advertising & Fees segment is derived primarily from three types of services: lead generation, display advertising and products sold to consumers for a fee. Lead generation is a highly scalable direct response business in which marketers pay for connections to consumers whose demographics and interests match the requirements of specific business offerings. Our large database of users and ongoing collection of numerous points of data allows us to provide our clients with targeted and valuable leads. Display advertising opportunities have been integrated across the Monster Worldwide network of websites, allowing marketers to deliver targeted online advertising messages via numerous sizes and formats of creative units. Consumers come to Monster's websites for information and advice on how to manage critical life transitions, and this environment is typically seen by marketers as desirable for promotion of products and services as consumers are actively looking for new ideas and solutions. Premium content and services comprise the final source of revenue for the Internet Advertising & Fees segment, as consumers pay for access to information and tools that provide greater support in the development of their educational and career opportunities.

Our largest customer categories are employers, schools, and consumer products and services. Employers use our media solutions to attract job seekers to job postings and to help job seekers better understand what it is like to work for a particular employer. Schools find our advertising and lead generation services to be effective tools in attracting students to investigate enrollment in higher education programs. Marketers of a variety of consumer products and services categories, including automotive, telecommunications, apparel and entertainment, have come to us to provide cost-effective and highly targeted solutions to connect with specific consumer segments.

## Sales and Marketing

The Company's sales resources consist of field sales, telesales, and a self service eCommerce channel. Our sales activities are geared toward large, medium and small companies as well as government agencies, advertising agencies and educational institutions. The field and telesales resources for our Careers business in the United States has recently been regionalized to better serve our existing customers with a more high touch, consultative approach, while providing greater efficiencies for developing new business opportunities. We have specialty units within the sales organization, dedicated to serving our vertical markets, such as enterprise, SMBs, government, healthcare and staffing. Our telesales staff is primarily responsible for telemarketing and customer service for SMBs and is located in our offices around the world. Our field sales staff focuses on both local and national clients and is also dispersed throughout our offices globally. Our eCommerce channel is available to all customer groups and is most heavily used by smaller employers today. Our Internet Advertising & Fees sales force is located throughout the United States and is focused on cross-selling the products of each property within its network. We have implemented a rigorous training program for the new sales representatives who joined the expanded U.S. sales force during the year.

We use sponsorships and broad-based media, such as broadcast television, the Internet, radio, and business, consumer and trade publications, to market and promote the Monster brand. The majority of our marketing and promotion expense is allocated to our Careers — North America and Careers — International segments.

### Customers

Our customers are comprised of individuals, small and medium-sized organizations, enterprise organizations, federal, state and local government agencies and educational institutions. No one customer accounts for more than 5% of our total annual revenue.

### Competition

The markets for our services and products are highly competitive and are characterized by pressure to win new customers, expand the market for our services and to incorporate new capabilities and technologies. We face competition from a number of sources. These sources include other employment-related websites, general classified advertising websites, professional networking and social networking websites, traditional media companies (primarily newspaper publishers), Internet portals, search engines and general-interest websites such as blogs. The barriers to entry into Internet businesses like ours are relatively low such that new competitors continuously arise. Low-cost and free classified advertising websites are gaining increased acceptance with employers. Professional networking websites have also made significant strides in attracting employers who in the past had focused on traditional media and large job boards. Additionally, over the past several years many niche career websites have been launched targeted at specific industry verticals.

Many of our competitors or potential competitors have long operating histories, and some have greater financial, management, technological, development, sales, marketing and other resources than we do. In addition, our ability to maintain our existing clients and generate new clients depends to a significant degree on the quality of our services, pricing and reputation among our clients and potential clients.

### Intellectual Property

Our success and ability to compete are dependent in part on the protection of our domain names, trademarks, trade names, service marks, patents and other proprietary rights. We rely on copyright laws to protect the original website content that we develop. In addition, we rely on federal, state and foreign trademark laws to provide additional protection for the identifying marks appearing on our Internet sites. A degree of uncertainty exists concerning the application and enforcement of copyright and trade dress laws to the Internet, and there can be no assurance that existing laws will provide adequate protection for our original content or the appearance of our Internet sites. In addition, because copyright laws do not prohibit independent development of similar content, there can be no assurance that copyright laws will provide any competitive advantage to us.

We also assert common law protection on certain names and marks that we have used in connection with our business activities.

We rely on trade secret and copyright laws to protect the proprietary technologies that we have developed to manage and improve our Internet sites and advertising services, but there can be no assurance that such laws will provide sufficient protection to us, that others will not develop technologies that are similar or superior to ours, or that third parties will not copy or otherwise obtain and use our technologies without authorization. We have obtained patents and applied for several other patents with respect to certain of our software systems, methods and related technologies, but there can be no assurance that any pending applications will be granted or that any patents will not in the future be challenged, invalidated or circumvented, or that the rights granted thereunder will provide us with a competitive advantage. In addition, we rely on certain technology licensed from third parties, and may be required to license additional technology in the future, for use in managing our Internet sites and providing related services to users and advertising customers. Our ability to generate fees from Internet commerce may also depend on data encryption and authentication technologies that we may be required to license from third parties. There can be no assurance that these third-party technology licenses will be available or will continue to be available to us on acceptable commercial terms or at all. The inability to enter into and maintain any of these technology licenses could significantly harm our business, financial condition and operating results.

Policing unauthorized use of our proprietary technology and other intellectual property rights could entail significant expense and could be difficult or impossible, particularly given the global nature of the Internet and the fact that the laws of other countries may afford us little or no effective protection of our intellectual property. In addition, there can be no assurance that third parties will not bring claims of patent, copyright or trademark infringement against us. We anticipate an increase in patent infringement claims involving Internet-related technologies as the number of products and competitors in this market grows and as related patents are issued. Further, there can be no assurance that third parties will not claim that we have misappropriated their trade secrets, creative ideas or formats or otherwise infringed their proprietary rights in connection with our Internet content or technology. Any claims of infringement or misappropriation, with or without merit, could be time consuming to defend, result in costly litigation, divert management attention, and require us to enter into costly royalty or licensing arrangements or prevent us from using important technologies or methods, any of which could significantly harm our business, financial condition and operating results.

**Employees**

As of February 1, 2009, we employed approximately 6,950 people worldwide, an increase over the prior year primarily resulting from the addition of approximately 1,450 new employees through acquisitions in 2008. Generally, our employees are not represented by a labor union or collective bargaining agreements except that our employees located in France, Italy and Spain are covered by collective bargaining agreements that are generally prescribed by local labor law. We regard the relationships with our employees as satisfactory.

**Executive Officers**

As of February 1, 2009, our executive officers were as follows:

| Name | Age | Position |
|---|---|---|
| Salvatore Iannuzzi | 55 | Chairman of the Board, President and Chief Executive Officer |
| Timothy T. Yates | 61 | Executive Vice President and Chief Financial Officer |
| Darko Dejanovic | 38 | Executive Vice President, Global Chief Information Officer and Head of Product |
| James M. Langrock | 43 | Senior Vice President, Finance and Chief Accounting Officer |
| Lise Poulos | 50 | Executive Vice President and Chief Administrative Officer |

*Salvatore Iannuzzi* has been Chairman of the Board, President and Chief Executive Officer of the Company since April 2007. Prior to joining the Company, Mr. Iannuzzi served as President of Motorola, Inc.'s Enterprise Mobility business from January 2007 to April 2007. Prior to that, Mr. Iannuzzi served as President and Chief Executive Officer of Symbol Technologies, Inc. ("Symbol"), a publicly traded company engaged in the business of manufacturing and servicing products and systems used in end-to-end enterprise mobility solutions, from January 2006 to January 2007, when Symbol was sold to Motorola, Inc. He previously served as Symbol's Interim President and Chief Executive Officer and Chief Financial Officer from August 2005 to January 2006 and as Senior Vice President, Chief Administrative and Control Officer from April 2005 to

August 2005. He also served as a director of Symbol from December 2003 to January 2007, serving as the Non-Executive Chairman of the Board from December 2003 to April 2005. From August 2004 to April 2005, Mr. Iannuzzi was a partner in Saguenay Capital, a boutique investment firm. Prior thereto, from April 2000 to August 2004, Mr. Iannuzzi served as Chief Administrative Officer of CIBC World Markets. From 1982 to 2000, he held several senior positions at Bankers Trust Company/Deutsche Bank, including Senior Control Officer and Head of Corporate Compliance.

*Timothy T. Yates* has been Executive Vice President and Chief Financial Officer of the Company since June 2007. Prior to joining the Company, Mr. Yates served as Senior Vice President, Chief Financial Officer and a director of Symbol from February 2006 to January 2007. From January 2007 to June 2007, he was a Senior Vice President of Motorola, Inc.'s Enterprise Mobility business responsible for Motorola's integration of Symbol. From August 2005 to February 2006, Mr. Yates served as an independent consultant to Symbol. Prior to this, from October 2002 to November 2005, Mr. Yates served as a partner and Chief Financial Officer of Saguenay Capital, a boutique investment firm. Prior to that, he served as a founding partner of Cove Harbor Partners, a private investment and consulting firm, which he helped establish in 1996. From 1971 through 1995, Mr. Yates held a number of senior leadership roles at Bankers Trust New York Corporation, including serving as Chief Financial and Administrative Officer from 1990 through 1995.

*Darko Dejanovic* has been Executive Vice President, Global Chief Information Officer and Head of Product since November 2007. Previously, he had served as Executive Vice President and Global Chief Information Officer since July 2007, and as Senior Vice President and Global Chief Information Officer since April 2007. Prior to joining the Company, Mr. Dejanovic served as Senior Vice President and Chief Technology Officer for Tribune Company, a publicly traded media company, from December 2004 until March 2007. During that same period, Mr. Dejanovic also served as Vice President and Chief Technology Officer of Tribune Publishing Company, a subsidiary of the Tribune Company, a position he held since 2002. Before joining the Tribune Company, Mr. Dejanovic had technology leadership roles for the Education Management Group, a provider of post-secondary education, and for the European Community Monitor Mission, an international public policy organization.

*James M. Langrock* has been Senior Vice President, Finance and Chief Accounting Officer since May 2008. Prior to joining the Company, Mr. Langrock was Vice President, Finance of Motorola, Inc.'s Enterprise Mobility business since January 2007. From May 2005 to January 2007, Mr. Langrock served as the Vice President, Chief Accounting Officer and Corporate Controller at Symbol. From December 2003 to May 2005, Mr. Langrock was Symbol's Vice President — Internal Audit. Before joining Symbol, he served as Chief Financial Officer at Empress International, Ltd., an importer and wholesale distributor, from May 2002 to November 2003. From 1991 to April 2002, Mr. Langrock held a variety of audit positions at Arthur Andersen LLP, including Senior Manager in the Audit and Business Advisory Practice.

*Lise Poulos* has been Executive Vice President and Chief Administrative Officer since January 2008. Previously, she had served as Executive Vice President since September 2007. Prior to joining the Company, Ms. Poulos served as Senior Vice President, Human Resources of Motorola, Inc.'s Enterprise Mobility business from January 2007 to July 2007. From 1997 to January 2007, Ms. Poulos held various roles at Symbol, including Senior Vice President, Human Resources and Corporate Communications from August 2006 to January 2007, Vice President, Human Resources from November 2005 to August 2006 and Director, Human Resources from 2002 to November 2005. Prior to joining Symbol, Ms. Poulos worked at a major energy company and in the financial services industry.

## ITEM 1A. *RISK FACTORS*

**The global financial crisis has had, and may continue to have, an impact on our business and financial condition.**

The ongoing global financial crisis affecting the banking system and financial markets has led to a worldwide downturn in economic activity that has negatively affected our business. Many companies hire fewer employees when economic activity slows. As a result, demand for our services has been reduced, which has led to lower sales. If the current economic downturn continues or worsens, demand for our services and our sales may be further reduced. In addition, lower demand for our services may lead to lower prices for our services.

The ongoing global financial crisis may also limit our ability to access the capital markets at a time when we would like, or need, to raise capital, which could have an impact on our ability to react to changing economic and business conditions. Accordingly, if the global financial crisis and current economic downturn continue or worsen, our business, results of operations and financial condition could be materially and adversely affected.

**We rely on the value of our brands, particularly Monster, and the costs of maintaining and enhancing our brand awareness are increasing.**

Our success depends on our brands and their value. Our business would be harmed if we were unable to adequately protect our brand names, particularly Monster. We believe that maintaining and expanding the Monster brand is an important aspect of our efforts to attract and expand our user and client base. We also believe that the importance of brand recognition will increase due to the growing number of Internet sites and the relatively low barriers to entry. We have spent considerable money and resources to date on the establishment and maintenance of the Monster brand. We are devoting greater resources to advertising, marketing and other brand-building efforts to preserve and enhance consumer awareness of the Monster brand. Despite this, we may not be able to successfully maintain or enhance consumer awareness of the Monster brand and, even if we are successful in our branding efforts, such efforts may not be cost-effective. If we are unable to maintain or enhance consumer awareness of the Monster brand in a cost-effective manner, our business, operating results and financial condition may be harmed significantly.

We also are susceptible to others imitating our products and brands, particularly our Monster brand, and infringing on our intellectual property rights. We may not be able to successfully protect our intellectual property rights, upon which we are dependent. While we believe we have strong trademark protection in the Monster brand worldwide in the careers and recruitment business, that protection does not extend fully to other businesses. Other companies and organizations use the "Monster" name, and more may do so in the future. This use could adversely affect our brand recognition and reputation if employers or job seekers confuse us with these other organizations. In addition, the laws of foreign countries do not necessarily protect intellectual property rights to the same extent as the laws of the United States. Imitation of our products or brands, particularly our Monster brand, or infringement of our intellectual property rights could diminish the value of our brands or otherwise reduce our revenues.

**Our markets are highly competitive.**

The markets for our services are highly competitive. They are characterized by pressures to:

- reduce prices;
- incorporate new capabilities and technologies; and
- accelerate hiring timelines.

Furthermore, we face competition from a number of sources. These sources include:

- other employment-related websites, including large national and international competitors as well as niche career websites targeted at specific industry verticals;

- general classified advertising websites, some of which offer a low-cost or free alternative to our offerings;
- professional networking and social networking websites;
- traditional media companies, including newspapers; and
- Internet portals, search engines and general-interest websites such as blogs.

Low-cost and free classified advertising websites are gaining increased acceptance with employers. Professional networking websites have also made significant strides in attracting employers who in the past had focused on traditional media and large job boards. Additionally, over the past several years many niche career websites have been launched targeted at specific industry verticals.

Many of our competitors or potential competitors have long operating histories, and some may have greater financial resources, management, technological development, sales, marketing and other resources than we do. Some of our competitors have more diversified businesses or may be owned by entities engaged in other lines of business, allowing them to operate their directly competitive operations at lower margins than our operations. In addition, our ability to maintain our existing clients and attract new clients depends to a large degree on the quality of our services and our reputation among our clients and potential clients.

Due to competition, we may experience reduced margins on our products and services, loss of market share or less use of our services by job seekers and our customers. If we are not able to compete effectively with current or future competitors as a result of these and other factors, our business, financial condition and results of operations could be significantly harmed.

We have no significant proprietary technology that would preclude or inhibit competitors from entering the online advertising market. Existing or future competitors may develop or offer services and products which provide significant performance, price, creative or other advantages over our services. If we do not keep pace with product and technology advances, there could be a material adverse effect on our competitive position, revenue and prospects for growth. This could significantly harm our business, financial condition and operating results.

**Our operating results fluctuate from quarter to quarter.**

Our quarterly operating results have fluctuated in the past and may fluctuate in the future. These fluctuations are a result of a variety of factors, including, but not limited to:

- the timing and amount of existing clients' subscription renewals;
- entering new markets;
- enhancements to existing services;
- the hiring cycles of employers;
- changes in general economic conditions, such as recessions, that could, among other things, affect recruiting efforts generally and online recruiting efforts in particular;
- the magnitude and timing of marketing initiatives;
- the maintenance and development of our strategic relationships;
- our ability to manage our anticipated growth and expansion;
- our ability to attract and retain customers;
- technical difficulties or system downtime affecting the Internet generally or the operation of our products and services specifically;
- enhancements to technology to safeguard against security breaches; and
- the timing and integration of our acquisitions.

**We face risks relating to developing technology, including the Internet.**

The market for Internet products and services is characterized by rapid technological developments, frequent new product introductions and evolving industry standards. The emerging character of these products and services and their rapid evolution will require our continuous improvement in the performance, features and reliability of our Internet content, particularly in response to competitive offerings. We may not be successful in responding quickly, cost effectively and sufficiently to these developments. In addition, the widespread adoption of new Internet technologies or standards could require us to make substantial expenditures to modify or adapt our websites and services. This could harm our business, financial condition and operating results.

The online recruiting market continues to evolve. The adoption of online recruiting and job seeking services, particularly among those companies that have historically relied upon traditional recruiting methods, requires the acceptance of a new way of conducting business, exchanging information, advertising and applying for jobs. Many of our potential customers, particularly smaller companies, have not utilized the Internet as a recruiting tool, and not all segments of the job-seeking population use the Internet to look for jobs. Companies may not continue to allocate portions of their budgets to Internet-based recruiting and job seekers may not use online job seeking methods. As a result, we may not be able to effectively compete with traditional recruiting and job seeking methods. If Internet-based recruiting does not remain widely accepted or if we are not able to anticipate changes in the online recruiting market, our business, financial condition and operating results could be significantly harmed.

New Internet services or enhancements that we have offered or may offer in the future may contain design flaws or other defects that could require expensive modifications or result in a loss of client confidence. Any disruption in Internet access or in the Internet generally could significantly harm our business, financial condition and operating results. Slower response times or system failures may also result from straining the capacity of our software, hardware or network infrastructure. To the extent that we do not effectively address any capacity constraints or system failures, our business, results of operations and financial condition could be significantly harmed.

Trends that could have a critical impact on our success include:

- rapidly changing technology in online recruiting;
- evolving industry standards relating to online recruiting;
- developments and changes relating to the Internet;
- evolving government regulations;
- competing products and services that offer increased functionality;
- changes in employer and job seeker requirements; and
- customer privacy protection concerning transactions conducted over the Internet.

**We rely heavily on our information systems and if our access to this technology is impaired, or we fail to further develop our technology, our business could be harmed.**

Our success depends in large part upon our ability to store, retrieve, process and manage substantial amounts of information, including our client and candidate databases. To achieve our strategic objectives and to remain competitive, we must continue to develop and enhance our information systems. Our future success will depend on our ability to adapt to rapidly changing technologies, to adapt our information systems to evolving industry standards and to improve the performance and reliability of our information systems. This may require the acquisition of equipment and software and the development, either internally or through independent consultants, of new proprietary software. Our inability to design, develop, implement and utilize, in a cost-effective manner, information systems that provide the capabilities necessary for us to compete effectively could harm our business, results of operations or financial condition.

**Concerns relating to our privacy policies and our compliance with applicable data protection laws and regulations could damage our reputation and deter current and potential customers, job seekers and other Internet users from using our products and services and subject us to fines.**

Concerns about our practices with regard to the collection, use, disclosure or security of personal information or other privacy-related matters, even if unfounded, could damage our reputation, which in turn could significantly harm our business, financial condition and operating results.

While we strive to comply with all applicable data protection laws and regulations, as well as our own posted privacy policies, any failure or perceived failure to comply may result in proceedings or actions against us by government entities or others, which could potentially have an adverse effect on our business. Moreover, failure or perceived failure to comply with applicable laws, regulations, requirements or our policies related to the collection, use, sharing or security of personal information or other privacy-related matters could result in a loss of confidence in us by customers, job seekers and other Internet users and could expose us to fines and penalties, each of which could adversely affect our business. Laws related to data protection continue to evolve. It is possible that certain jurisdictions may enact laws or regulations that impact our ability to offer our products and services and/or result in reduced traffic or contract terminations in those jurisdictions, which could harm our business.

**Intrusions on our systems could damage our business.**

Despite our implementation of network security measures, our servers are vulnerable to cyber attacks, computer viruses, worms and other malicious software programs, physical and electronic break-ins, sabotage and similar disruptions from unauthorized tampering with our computer systems. Unauthorized access could jeopardize the security of information stored in our systems relating to our customers, job seekers and other website users — and can lead to "phishing" schemes whereby unauthorized persons pretend to be Monster and seek to obtain personal information from our customers and job seekers. In addition, malware or viruses could jeopardize the security of information stored or used in a user's computer.

We have experienced these intrusions in the past. We may also experience these intrusions in the future and may be required to expend significant sums and resources to safeguard against them. Moreover, negative publicity arising from any intrusion is damaging to our reputation and may adversely impact traffic to our sites.

**Interruptions, delays or failures in the provision of our services could damage our brand and harm our operating results.**

Our systems are susceptible to outages and interruptions due to fire, floods, power loss, telecommunications failures, terrorist attacks and similar events. Our systems' continuing and uninterrupted performance is critical to our success. Customers, job seekers and other website users may become dissatisfied by any system failure that interrupts our ability to provide our services to them, including failures affecting our ability to serve web page requests without significant delay to the viewer. Sustained or repeated system failures would reduce the attractiveness of our solutions to customers, job seekers and other Internet users and result in reduced traffic, contract terminations, fee rebates and make goods, thereby reducing revenue. Moreover, negative publicity arising from these types of disruptions is damaging to our reputation and may adversely impact traffic to our sites.

We do not have multiple site capacity for all of our services and some of our systems are not fully redundant in the event of any such occurrence. In an effort to reduce the likelihood of a geographical or other disaster impacting our business, we have distributed, and intend to continue assessing the need to distribute, our servers among additional data centers. Failure to execute these changes properly or in a timely manner could result in delays or interruptions to our service, which could result in a loss of users and damage to our brand, and harm our operating results. We may not carry sufficient business interruption insurance to compensate us for losses that may occur as a result of any events that cause interruptions in our service.

**We are vulnerable to intellectual property infringement claims brought against us by others.**

Successful intellectual property infringement claims against us could result in monetary liability or a material disruption in the conduct of our business. We cannot be certain that our products, content and brand names do not or will not infringe valid patents, trademarks, copyrights or other intellectual property rights held by third parties. We expect that infringement claims in our markets will increase in number. We may be subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business. If we were found to have infringed the intellectual property rights of a third party, we could be liable to that party for license fees, royalty payments, lost profits or other damages, and the owner of the intellectual property might be able to obtain injunctive relief to prevent us from using the technology or software in the future. If the amounts of these payments were significant or we were prevented from incorporating certain technology or software into our products, our business could be significantly harmed.

We may incur substantial expenses in defending against these third party infringement claims, regardless of their merit. As a result, due to the diversion of management time, the expense required to defend against any claim and the potential liability associated with any lawsuit, any significant litigation could significantly harm our business, financial condition and results of operations.

**If we are unable to protect our proprietary rights or maintain our rights to use key technologies of third parties, our business may be harmed.**

A degree of uncertainty exists concerning the application and enforcement of trademark, trade dress and copyright laws to the Internet, and existing laws may not provide us adequate protection for our original content or the appearance of our Internet sites. In addition, because copyright laws do not prohibit independent development of similar content, copyright laws may not provide us with any competitive advantage. We have obtained patents and applied for other patents with respect to certain of our software systems, methods and related technologies, but our pending applications may not be granted and any patents issued to us may in the future be challenged, invalidated or circumvented, and the rights granted under patents may not provide us with a competitive advantage. We also face risks associated with our trademarks, particularly trademarks covering the Monster brand. Policing unauthorized use of our proprietary technology and other intellectual property rights could involve significant expense and could be difficult or impossible, particularly given the global nature of the Internet and the fact that the laws of certain other countries may afford us little or no effective protection of our intellectual property.

In addition, we rely on certain technology licensed from third parties, and may be required to license additional technology in the future for use in managing our Internet sites and providing related services to users and advertising customers. Our ability to generate fees from Internet commerce may also depend on data encryption, authentication and other technologies that we may be required to license from third parties. These third-party technology licenses may not continue to be available to us on acceptable commercial terms or at all. The inability to enter into and maintain any of these technology licenses could significantly harm our business, financial condition and operating results.

**We have made strategic acquisitions and entered into alliances and joint ventures in the past and intend to do so in the future. If we are unable to find suitable acquisitions or partners or to achieve expected benefits from such acquisitions or partnerships, there could be a material adverse effect on our business, growth rates and results of operations.**

As part of our ongoing business strategy to expand product offerings and acquire new technology, we frequently engage in discussions with third parties regarding, and enter into agreements relating to, possible acquisitions, strategic alliances and joint ventures. If we are unable to identify future acquisition opportunities or reach agreement with such third parties, there could be a material adverse effect on our business, growth rates and results of operations.

Even if we are able to complete acquisitions or enter into alliances and joint ventures that we believe will be successful, such transactions, especially those involving companies like ChinaHR, are inherently risky. Our acquisitions can be accompanied by a number of risks, including:

- the difficulty of integrating the operations and personnel of our acquired companies into our operations;
- the potential disruption of our ongoing business and distraction of management;
- the difficulty of integrating acquired technology and rights into our services and unanticipated expenses related to such integration;
- the impairment of relationships with customers and partners of the acquired companies or our customers and partners as a result of the integration of acquired operations;
- the impairment of relationships with employees of the acquired companies or our employees as a result of integration of new management personnel;
- the difficulty of integrating the acquired company's accounting, management information, human resources and other administrative systems;
- in the case of foreign acquisitions, uncertainty regarding foreign laws and regulations and difficulty integrating operations and systems as a result of cultural, systems and operational differences; and
- the impact of known potential liabilities or unknown liabilities associated with the acquired companies.

Our failure to be successful in addressing these risks or other problems encountered in connection with our past or future acquisitions could cause us to fail to realize the anticipated benefits of our acquisitions, incur unanticipated liabilities and harm our business generally.

**We have had and may face future difficulties managing growth.**

Our business has grown rapidly, both internally and through acquisitions. This expansion has resulted in substantial growth in the number of our employees, and put a significant strain on our management and operations. If our business continues to grow rapidly, we expect it to result in increased responsibility for management personnel, and incremental strain on our operations, and financial and management systems. Our success under such conditions will depend to a significant extent on the ability of our executive officers and other members of senior management to operate effectively both independently and as a group. If we are not able to manage future growth, our business, financial condition and operating results may be harmed.

**If our divested businesses fail to satisfy obligations relating to their operations, we could face third-party claims seeking to hold us liable for those obligations.**

In 2003, we completed the spin-off of Hudson Highland Group, Inc. to our stockholders. In June 2005, we sold our Directional Marketing business, and during 2006 we disposed of our global Advertising & Communications business in five separate transactions. We remain contingently liable to third parties for some obligations of these divested businesses, such as for real estate leases assumed by the divested businesses, if the divested businesses fail to meet their obligations. Our financial condition and results of operations could be significantly harmed if we receive third-party claims relating to liabilities of our divested businesses.

**We face risks relating to our foreign operations.**

We have a presence in approximately 50 countries around the world. We earned 45%, 39% and 30% of our total revenue outside of the United States in the years ended December 31, 2008, 2007 and 2006, respectively. Such amounts are generally collected in local currencies. In addition, we generally pay operating expenses in local currencies. Therefore, we are at risk for exchange rate fluctuations between such local currencies and the United States dollar. Global foreign exchange markets have been experiencing heightened volatility in recent quarters and we cannot predict the direction or magnitude of future currency fluctuations. A weakening of the currencies in which we generate sales relative to the currencies in which our costs are denominated may lower our results of operations.

We are also subject to taxation in foreign jurisdictions. In addition, transactions between our foreign subsidiaries and us may be subject to United States and foreign withholding taxes. Applicable tax rates in foreign jurisdictions differ from those of the United States, and change periodically. The extent, if any, to which we will receive credit in the United States for taxes we pay in foreign jurisdictions, will depend upon the application of limitations set forth in the Internal Revenue Code of 1986, as well as the provisions of any tax treaties that may exist between the United States and such foreign jurisdictions.

Our current or future international operations might not succeed or might fail to meet our expectations for a number of reasons, including:

- general political uncertainty;
- difficulties in staffing and managing foreign operations;
- competition from local recruiting services;
- operational issues such as longer customer payment cycles and greater difficulties in collecting accounts receivable;
- seasonal reductions in business activity;
- language and cultural differences;
- taxation issues;
- complex legal and regulatory requirements that may be uncertain and may change; and
- issues relating to uncertainties of laws and enforcement relating to the regulation and protection of intellectual property.

If we are forced to discontinue any of our international operations, we could incur material costs to close down such operations.

Also, we could be exposed to fines and penalties under U.S. laws such as the Foreign Corrupt Practices Act and local laws prohibiting corrupt payments to governmental officials. Although we have implemented policies and procedures designed to ensure compliance with these laws, we cannot be sure that our employees, contractors or agents will not violate our policies. Any such violations could materially damage our reputation, our brand, our international expansion efforts, our business and our operating results.

**Our future growth depends on our ability to expand operations in international markets. We may have limited experience or we may need to rely on business partners in these markets, and our future growth will be materially adversely affected if we are unsuccessful in our international expansion efforts.**

We currently have a presence in approximately 50 countries around the world. Our future growth will depend significantly on our ability to expand Monster-branded product offerings in additional international markets. As we expand into new international markets, we will have only limited experience in marketing and operating our products and services in such markets. In other instances, including our CareerOne joint venture with News Limited in Australia, we have had to rely, and may have to continue to rely, on the efforts and abilities of foreign business partners in such markets. Certain international markets may be slower than domestic markets in adopting the online career and commerce medium and as a result, our operations in international markets may not develop at a rate that supports our level of investment.

**Our business depends largely on our ability to attract and retain talented employees, including senior management.**

We are substantially dependent on the continued services of our senior management, including our Chief Executive Officer, Chief Financial Officer and Global Chief Information Officer and Head of Product. The loss of any of these individuals could harm our business. Our business is also dependent on our ability to retain, hire and motivate talented, highly skilled personnel. Experienced management and technical, marketing and support personnel in our industry are in high demand, and competition for their talents is intense. If we are less successful in our recruiting efforts, or if we are unable to retain key employees, our ability to develop and deliver successful products and services may be adversely affected.

**We may be required to record a significant charge to earnings if our goodwill or amortizable intangible assets become impaired.**

We are required under generally accepted accounting principles to review our amortizable intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is required to be tested for impairment at least annually. Factors that may be considered a change in circumstances indicating that the carrying value of our amortizable intangible assets may not be recoverable include a decline in stock price and market capitalization, slower growth rates in our industry or other materially adverse events. We may be required to record a significant charge to earnings in our financial statements during the period in which any impairment of our goodwill or amortizable intangible assets is determined. This may adversely impact our results of operations. As of December 31, 2008, our goodwill and amortizable intangible assets were $946.9 million.

**We estimate tax liabilities, the final determination of which is subject to review by domestic and international taxation authorities.**

We are subject to income taxes and other taxes in both the United States and the foreign jurisdictions in which we currently operate or have historically operated. We are also subject to review and audit by both domestic and foreign taxation authorities. The determination of our worldwide provision for income taxes and current and deferred tax assets and liabilities requires judgment and estimation. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe our tax estimates are reasonable, the ultimate tax outcome may materially differ from the tax amounts recorded in our consolidated financial statements.

**Effects of anti-takeover provisions could inhibit the acquisition of Monster Worldwide by others.**

Some of the provisions of our certificate of incorporation, bylaws and Delaware law could, together or separately:

- discourage potential acquisition proposals;
- delay or prevent a change in control; and
- limit the price that investors might be willing to pay in the future for shares of our Common Stock.

In particular, our Board of Directors may authorize the issuance of up to 800,000 shares of Preferred Stock with rights and privileges that might be senior to our Common Stock, without the consent of the holders of the Common Stock. Our certificate of incorporation and bylaws provide, among other things, for advance notice of stockholder proposals and director nominations.

**There is volatility in our stock price.**

The market for our Common Stock has, from time to time, experienced extreme price and volume fluctuations. Factors such as announcements of variations in our quarterly financial results and fluctuations in revenue could cause the market price of our Common Stock to fluctuate significantly. In addition, the stock market in general, and the market prices for Internet-related companies in particular, have experienced volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the price of our stock, regardless of our operating performance. Additionally, volatility or a lack of positive performance in our stock price may adversely affect our ability to retain key employees, many of whom have been granted equity compensation.

The market price of our Common Stock can be influenced by stockholders' expectations about the ability of our business to grow and to achieve certain profitability targets. If our financial performance in a particular quarter does not meet the expectations of our stockholders, it may adversely affect their views concerning our growth potential and future financial performance. In addition, if the securities analysts who regularly follow our Common Stock lower their ratings of our Common Stock, the market price of our Common Stock is likely to drop significantly.

The market price of our Common Stock may react negatively to further updates and announcements regarding the government investigations and the litigation proceedings related to our historical stock option grant practices.

**We face risks associated with government regulation.**

The application of existing laws and regulations to our websites relating to issues such as user privacy, security of data, defamation, advertising, taxation, promotions, content regulation, and intellectual property ownership and infringement can be unclear. In addition, we will also be subject to new laws and regulations directly applicable to our activities. Any existing or new legislation applicable to us could expose us to substantial liability, including significant expenses necessary to comply with such laws and regulations, and dampen growth in Internet usage.

The federal CAN-SPAM Act and state anti-spam laws impose certain requirements on the use of e-mail. The implications of these laws have not been fully tested. Portions of our business rely on e-mail to communicate with consumers on our behalf and for our clients. We may face risk if our use of e-mail is found to violate the federal law or applicable state law.

We post our privacy policy and practices concerning the use and disclosure of user data on our websites. Any failure by us to comply with our posted privacy policy or other privacy-related laws and regulations could result in proceedings which could potentially harm our business, results of operations and financial condition. In this regard, there are a large number of legislative proposals before the United States Congress and various state legislative bodies regarding privacy issues related to our business. It is not possible to predict whether or when such legislation may be adopted, and certain proposals, if adopted, could significantly harm our business through a decrease in user registrations and revenues. This could be caused by, among other possible provisions, the required use of disclaimers or other requirements before users can utilize our services.

Due to the global nature of the Internet, it is possible that the governments of other states and foreign countries might attempt to regulate its transmissions or prosecute us for violations of their laws. We might unintentionally violate such laws or such laws may be modified and new laws may be enacted in the future. Any such developments (or developments stemming from enactment or modification of other laws) may significantly harm our business, operating results and financial condition.

**The outcomes of the investigations and the litigation proceedings relating to stock option matters could have a negative effect on the price of our securities, liquidity and business.**

On June 12, 2006, we announced that a committee of independent directors of the Board of Directors (the "Special Committee") was conducting an independent investigation to review the Company's historical stock option grant practices and related accounting. The Special Committee subsequently determined that the exercise price for a substantial number of stock option grants during the periods between 1997 through March 31, 2003 differed from the fair market value of the underlying shares on the measurement date. Accordingly, the Company announced that its previously filed financial statements should no longer be relied upon; and the Company filed an amended annual report on Form 10-K/A with restated financial statements. In connection with the investigation conducted by the United States Attorney's office for the Southern District of New York ("USAO") and the SEC, (a) the Company's former General Counsel pleaded guilty to two felony counts and settled a civil action brought against him by the SEC, (b) the Company's former Chairman and Chief Executive Officer entered into a deferred prosecution agreement with the USAO and settled an action brought against him by the SEC (he is since deceased), (c) a former senior executive of the Company and member of the Company's Board of Directors was indicted for securities fraud and conspiracy for which he is expected to stand trial in the near future, and a civil action has been commenced against him by the SEC, and (d) a civil action has been commenced by the SEC against the Company's former Controller. In addition, a putative class action on behalf of participants in the Company's 401(k) Plan alleging violations of the

Employee Retirement Income Security Act of 1974 ("ERISA") against certain current and former officers is pending in the United States District Court for the Southern District of New York. This lawsuit is described more fully in *"Item 3. Legal Proceedings."*

These investigations imposed, and the ongoing related litigation may continue to impose, significant costs on us, both monetarily and in requiring attention by our management team. While we are unable to estimate the costs that we may incur in the future with respect to any litigation or investigation, these are likely to include:

- professional fees in connection with the defense of any such matter;
- potential damages, fines, penalties or settlement costs; and
- pursuant to our indemnification obligations, payments to, or on behalf of, our current and former employees, officers and directors for the costs and expenses incurred by them in connection with the litigations which they are a party to (in certain circumstances these indemnification payments are recoverable if it is determined that the officer or director at issue acted improperly, but there is no assurance that we will be able to recover such payments). It is not clear the extent to which we will be able to recover these expenditures from our insurance carriers.

Furthermore, it is possible that additional issues may be raised as a result of our historical stock option practices. Adverse developments in any pending legal proceeding arising out of our historical stock option granting practices or any other matter raised could generate negative publicity for us and have an adverse impact on our business and our stock price, including increased stock volatility, and could also harm our ability to raise additional capital or engage in transactions in the future.

**Other legal proceedings may significantly harm our business.**

From time to time, we may become involved in other litigation or other proceedings in the ordinary course of business. It is possible that such litigation or proceedings may significantly harm our future results of operations or financial condition due to expenses we may incur to defend ourselves or the ramifications of an adverse decision.

## ITEM 1B. *UNRESOLVED STAFF COMMENTS*

None.

## ITEM 2. *PROPERTIES*

Our principal executive offices are located in New York, New York, where we occupy approximately 26,000 square feet of leased space. Our largest office space is located in Maynard, Massachusetts, where we occupy approximately 264,000 square feet of leased space. We also lease additional facilities in the United States in Atlanta, Georgia; Bedford, Massachusetts; Carmel, Indiana; Chicago, Illinois; Cincinnati, Ohio; Dallas, Texas; Denver, Colorado; Florence, South Carolina; Indianapolis, Indiana; Laguna Hills, California; Los Angeles, California; McLean, Virginia; Milwaukee, Wisconsin; Mountain View, California; Raleigh, North Carolina; San Francisco, California; Tempe, Arizona; and Washington, D.C. Our domestic properties are used generally by our Careers — North America and Internet Advertising & Fees segments.

We also maintain leased facilities internationally in Austria, Belgium, Canada, China, Czech Republic, England, France, Germany, Hong Kong, Hungary, India, Ireland, Italy, Luxembourg, Malaysia, Mexico, the Netherlands, Norway, Poland, Russia, Scotland, Singapore, South Korea, Spain, Sweden, Switzerland and Turkey. Our international properties are used generally by our Careers — International segment.

We also operate data centers in the United States, Europe and Asia pursuant to various lease and co-location arrangements.

We consider our leased space to be adequate for the operation of our business, and we do not foresee any difficulties in meeting any future space requirements.

## ITEM 3. *LEGAL PROCEEDINGS*

The Company is involved in various legal proceedings that are incidental to the conduct of its business. Aside from the matters discussed below, the Company is not involved in any pending or threatened legal proceedings that it believes could reasonably be expected to have a material adverse effect on its financial condition or results of operations.

### Stock Option Investigations and Related Litigation

In connection with the investigation conducted by the USAO and the SEC, (a) the Company's former General Counsel pleaded guilty to two felony counts and settled a civil action brought against him by the SEC, (b) the Company's former Chairman and Chief Executive Officer entered into a deferred prosecution agreement with the USAO and settled an action brought against him by the SEC (he is since deceased), (c) a former senior executive of the Company and member of the Company's Board of Directors was indicted for securities fraud and conspiracy for which he is expected to stand trial in the near future, and a civil action has been commenced against him by the SEC, and (d) a civil action has been commenced by the SEC against the Company's former Controller.

The Company has settled both the shareholder class action and the derivative actions filed in connection with its historical stock option grant practices. In connection with the settlement of (a) the derivative action, (i) the Company received approximately $10.0 million in cash from various individual defendants ($8.0 million of which was received from the Company's former Chairman and Chief Executive Officer) and (ii) the Company's former Chairman and Chief Executive Officer converted 4,762,000 shares of Class B Common Stock owned by him into an equal number of shares of Common Stock, and (b) the shareholder class action, a payment of approximately $47.5 million was made by the defendants in full settlement of the claims asserted therein (the Company's cost was approximately $25.0 million, net of insurance and contribution from another defendant).

The Company is currently party to one civil action pending against it in connection with its historical stock option grant practices. That action, which also names certain current and former officers and directors of the Company, was filed as a putative class action litigation in the United States District Court for the Southern District of New York in October 2006. The complaint, as amended in February 2007, was purportedly brought on behalf of all participants in the Company's 401(k) Plan (the "Plan"). On December 14, 2007, the Court granted the defendants' motions to dismiss. On February 15, 2008, plaintiff (joined by three new proposed class representatives) filed a second amended complaint ("SAC") against the Company, three of the individuals who had been defendants in the amended complaint and three new defendants who are former employees of the Company. The SAC alleges that the defendants breached their fiduciary obligations to Plan participants under Sections 404, 405, 409 and 502 of ERISA by allowing Plan participants to purchase and to hold and maintain Company stock in their Plan accounts without disclosing to those Plan participants the historical stock option practices. The SAC seeks, among other relief, equitable restitution, attorney's fees and an order enjoining defendants from violations of ERISA. On July 8, 2008, the Court denied defendants' motions to dismiss the SAC. Discovery has commenced.

The Company may become subject to additional private or government actions relating to its historical stock option grant practices. The expense of defending such litigation may be significant. In addition, an unfavorable outcome in such litigation could have a material adverse effect on the Company's business and results of operations. The Company may also be obligated under the terms of its bylaws to advance litigation costs for directors and officers named in litigation relating to their roles at the Company.

### Litigation Relating to the Company's Discontinued Tickle Business

In July 2006, a putative class action entitled Ed Oshaben v. Tickle Inc., Emode.com, Inc. and Monster Worldwide, Inc. (Case No. CGC-06-454538) was filed against the Company and its Tickle Inc. subsidiary in California State Court. An amended complaint was subsequently filed. The amended complaint alleges that Tickle engaged in deceptive consumer practices and purports to be a class action representing all users who purchased a test report from Tickle and received "unauthorized charges." The amended complaint alleges various violations of the California consumer and unfair business practice statutes and seeks, among other things, unspecified restitution for the class, disgorgement of revenues, compensatory damages, punitive damages, attorneys' fees and equitable relief. On January 21, 2009, the parties executed a definitive written Settlement Agreement, which is subject to court approval and has been accrued for as of December 31, 2008.

In May 2008, Fotomedia Technologies, LLC filed suit against the Company's Tickle business for allegedly infringing three patents by operating photo sharing services on a website operated by Tickle. The lawsuit — entitled Fotomedia Technologies, LLC v. Fujifilm U.S.A., Inc., et al. (Civil Action No. 2:08-cv-203) — is pending in the United States District Court for the Eastern District of Texas and there are 23 other named defendants. The plaintiff seeks a permanent injunction and monetary relief. The Court has not yet entered a schedule in the case. The Company took down the website accused of infringement for reasons unrelated to the lawsuit and intends to vigorously defend this matter.

## ITEM 4. *SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS*

No matters were submitted to a vote of the Company's security holders during the last quarter of its fiscal year ended December 31, 2008.

# PART II

## ITEM 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

The Common Stock of the Company is listed on the New York Stock Exchange under the symbol "MWW." The Company transferred the listing of its Common Stock from the NASDAQ Global Select Market to the New York Stock Exchange on November 10, 2008. The Company's Common Stock was first traded on the NASDAQ National Market on December 13, 1996, the day after the underwritten initial public offering of shares of the Company's Common Stock. Prior to the offering there was no established public trading market for the Company's shares.

As of February 2, 2009, there were 2,239 stockholders of record of our Common Stock, although we believe that there are a significantly larger number of beneficial owners. As of February 2, 2009, the last reported sale price of our Common Stock as reported by the New York Stock Exchange was $8.57.

We have never declared or paid any cash dividends on our stock. We currently anticipate that all future earnings will be retained by the Company to support our growth strategy. Accordingly, we do not anticipate paying periodic cash dividends on our stock for the foreseeable future. The payment of any future dividends will be at the discretion of our Board and will depend upon, among other things, future earnings, operations, capital requirements, our general financial condition, contractual restrictions and general business conditions. Our current financing agreement entered into on December 21, 2007, restricts, in certain circumstances, the payment of dividends on our stock.

The information regarding the high and low sales prices for our Common Stock for each full quarterly period within the two most recent fiscal years may be found in *"Financial Information by Quarter (Unaudited)"* in Item 8 of this Form 10-K.

### Issuer Purchases of Equity Securities

As of December 31, 2008, the Company had a stock repurchase plan in place that allowed it to purchase shares of its Common Stock on the open market or otherwise from time to time as conditions warranted. The plan expired on January 30, 2009. A summary of the Company's repurchase activity for the three months ended December 31, 2008 is as follows:

| Period | Total Number of Shares Repurchased | Average Price Paid per Share | Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs | Maximum Dollar Value of Shares That May Yet be Purchased Under the Plans or Programs |
|---|---|---|---|---|
| *Nine months ended September 30, 2008* | 5,454,316 | $23.25 | 5,454,316 | $126,422,704 |
| October 1 — October 31 | — | N/A | — | $126,422,704 |
| November 1 — November 30 | — | N/A | — | $126,422,704 |
| December 1 — December 31 | — | N/A | — | $126,422,704 |
| Total Fourth Quarter 2008 | — | N/A | — | $126,422,704 |
| **Year Ended December 31, 2008** | 5,454,316 | $23.25 | 5,454,316 | $126,422,704 |
| **Total shares repurchased under plan** | 13,794,012 | | | |

### Issuance of Unregistered Securities

None.

### Equity Compensation Plan Information

The following table sets forth information as of December 31, 2008 with respect to the Company's equity compensation plans which have been approved by its stockholders. The Company does not have any equity compensation plans that were not approved by its stockholders.

| Plan Category | Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights | Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights | Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights ) |
|---|---|---|---|
| Equity compensation plans approved by security holders | 6,290,443 | $30.58 | 3,677,360 |
| Equity compensation plans not approved by security holders | — | — | — |
| Total | 6,290,443 | $30.58 | 3,677,360 |

### Stock Performance Graph

The following performance graph and related information shall not be deemed "filed" for the purposes of Section 18 of the Exchange Act or otherwise subject to liabilities under that Section and shall not be deemed to be incorporated by reference into any filing of the Company under the Securities Act or the Exchange Act.

The following graph compares the cumulative total return of the Company's Common Stock during the period commencing December 31, 2003 to December 31, 2008, with the S&P 500 Index and the RDG Internet Composite Index. The graph depicts the results of investing $100 in the Company's Common Stock, the S&P 500 Index and the RDG Internet Composite Index at closing prices on December 31, 2003 and assumes that all dividends were reinvested. Such returns are based on historical results and are not intended to suggest future performance.

**Comparison of Five-Year Cumulative Total Return Among Monster Worldwide, Inc., The S&P 500 Index and The RDG Internet Composite Index**


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## ITEM 6. *SELECTED FINANCIAL DATA*

The following tables present selected financial data for the five years ended December 31, 2008. See *"Management's Discussion and Analysis of Financial Condition and Results of Operations,"* found in Item 7 of this report, for information regarding business acquisitions, discontinued operations, critical accounting policies and items affecting comparability of the amounts below.

### STATEMENTS OF OPERATIONS DATA:

| (Dollars in thousands, except per share amounts) | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|
| Revenue | $1,343,627 | $1,323,804 | $1,080,187 | $791,746 | $575,145 |
| Salaries & related, office & general and marketing & promotion | 1,110,375 | 1,082,274 | 846,109 | 641,707 | 497,490 |
| Provision for legal settlements, net | 40,100 | — | — | — | — |
| Restructuring and other special charges | 16,407 | 16,597 | — | — | — |
| Amortization of intangibles | 6,790 | 5,701 | 7,670 | 8,375 | 5,134 |
| Total operating expenses | 1,173,672 | 1,104,572 | 853,779 | 650,082 | 502,624 |
| Operating income | $ 169,955 | $ 219,232 | $ 226,408 | $141,664 | $ 72,521 |
| Income from continuing operations | $ 114,489 | $ 150,095 | $ 151,836 | $ 91,646 | $ 45,044 |
| Net income | $ 124,793 | $ 146,399 | $ 37,137 | $ 98,194 | $ 58,736 |
| **Basic earnings (loss) per share:** | | | | | |
| Income from continuing operations | $ 0.95 | $ 1.17 | $ 1.19 | $ 0.75 | $ 0.38 |
| Income (loss) from discontinued operations, net of tax | 0.09 | (0.03) | (0.90) | 0.05 | 0.12 |
| Net income | $ 1.04 | $ 1.14 | $ 0.29 | $ 0.80 | $ 0.50 |
| **Diluted earnings (loss) per share:*** | | | | | |
| Income from continuing operations | $ 0.94 | $ 1.15 | $ 1.16 | $ 0.73 | $ 0.38 |
| Income (loss) from discontinued operations, net of tax | 0.09 | (0.03) | (0.87) | 0.05 | 0.11 |
| Net income | $ 1.03 | $ 1.12 | $ 0.28 | $ 0.79 | $ 0.49 |

* Earnings per share may not add in certain periods due to rounding.

### BALANCE SHEET DATA(a):

| (Dollars in thousands) | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|
| Current assets | $ 682,821 | $1,184,965 | $1,123,808 | $ 773,059 | $ 703,511 |
| Current liabilities | 723,708 | 828,660 | 826,244 | 705,945 | 740,101 |
| Total assets | 1,916,590 | 2,077,810 | 1,969,803 | 1,678,715 | 1,554,953 |
| Long-term liabilities | 145,609 | 132,649 | 33,874 | 39,430 | 35,237 |
| Total stockholders' equity | 1,047,273 | 1,116,501 | 1,109,685 | 933,340 | 779,615 |

(a) Years 2004 through 2007 include assets and liabilities of discontinued operations.

## ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

We make forward-looking statements in this report and in other reports and proxy statements that we file with the SEC. Except for historical information contained herein, the statements made in this report constitute forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Such forward-looking statements involve certain risks and uncertainties, including statements regarding the Company's strategic direction, prospects and future results. Certain factors, including factors outside of our control, may cause actual results to differ materially from those contained in the forward-looking statements. These factors include, among other things, the global economic crisis; our ability to maintain and enhance the value of our brands, particularly Monster; competition; fluctuations in our quarterly operating results; our ability to adapt to rapid developments in technology; our ability to continue to develop and enhance our information technology systems; concerns related to our privacy policies and our compliance with applicable data protection laws and regulations; intrusions on our systems; interruptions, delays or failures in the provision of our services; our vulnerability to intellectual property infringement claims brought against us by others; our ability to protect our proprietary rights and maintain our rights to use key technologies of third parties; our ability to identify future acquisition opportunities; our ability to manage future growth; the ability of our divested businesses to satisfy obligations related to their operations; risks related to our foreign operations; our ability to expand our operations in international markets; our ability to attract and retain talented employees; potential write-downs if our goodwill or amortizable intangible assets become impaired; adverse determinations by domestic and/or international taxation authorities related to our estimated tax liabilities; volatility in our stock price; risks associated with government regulation; risks related to the investigations and the litigation associated with our historical stock option grant practices; the outcome of pending litigation; and other risks and uncertainties set forth from time to time in our reports to the SEC, including under *"Item 1A. Risk Factors"* of this report.

## OVERVIEW

### *Business*

Monster Worldwide is the premier global online employment solution, inspiring people to improve their lives, with a presence in approximately 50 countries around the world. We have been able to build on Monster's brand and create worldwide awareness by offering online recruiting solutions that we believe are redefining the way employers and job seekers connect. For employers, our goal is to provide the most effective solutions and easiest to use technology to simplify the hiring process and deliver access to our community of job seekers. For job seekers, our purpose is to help improve their careers by providing work-related content, services and advice.

Our services and solutions include searchable job postings, a resume database, recruitment media solutions throughout our network and other career related content. Users can search our job postings and post their resumes for free on each of our career websites. Employers pay to post jobs, search the resume database and access other career related services.

Our strategy has been to grow our business both organically and through strategic acquisitions and alliances where the perceived growth prospects fit our plan. Despite the worsening global economy, we believe the long term growth opportunities overseas are particularly large and believe that we are positioned to benefit from our expanded reach and increased brand recognition around the world. Our international revenue is now 45% of our consolidated revenue for the year ended December 31, 2008 and increased 17.8% over the comparable 2007 period. We are positioned to benefit from the continued secular shift towards online recruiting. In addition, through a balanced mix of investment, strategic acquisitions and disciplined operating focus and execution, we believe we can take advantage of this online migration to significantly grow our international business over the next several years.

We also operate a network of websites that connect companies to highly targeted audiences at critical stages in their life. Our goal is to offer compelling online services for the users through personalization, community features and enhanced content. We believe that there are significant opportunities to monetize this web traffic through lead generation, display advertising and other consumer related products. We believe that these properties are appealing to advertisers and other third parties as they deliver certain discrete demographics entirely online.

### *Financial Summary*

Monster Worldwide has three operating segments: Careers — North America, Careers — International and Internet Advertising & Fees. In 2008, we had essentially flat revenue growth of 1.5% over the 2007 period. This was the result of the Careers — International growth of 17.9% being offset by a decline in Careers — North America of 9.8%. Our income from continuing operations and diluted earnings per share from continuing operations decreased 23.7% and 18.3%, respectively, as compared to the 2007 period due to (i) the provision for legal settlements of $40.1 million, net of reimbursements, (ii) increases in depreciation and amortization of $14.1 million and (iii) increased stock-based compensation as we are providing equity and incentive compensation opportunities to a broader section of our associates designed to reward increased productivity. These costs were partially offset by $15.8 million of severance recorded in 2007 related to the departure of three former executive officers and reduced expenses from the security breach that occurred in August 2007 of $9.0 million. Our cash and available for sale securities balance decreased to $314.0 million as of December 31, 2008, compared to $578.4 million as of December 31, 2007, as a result of $292.8 million in acquisitions, $128.2 million of share repurchases, $29.9 million in payments related to legal settlements, net of insurance reimbursements, and $93.6 million in capital expenditures representing our commitments to strengthen our infrastructure, invest in key talent and fund projects intended to position us for long-term growth. This decrease in our cash and available for sale securities balance was partially offset by strong operating cash flows, excluding the payments for legal settlements, of $255.7 million, our net borrowings from short-term credit facilities of $54.1 million and net sales of securities of $355.4 million.

Careers — North America delivered a 27.5% operating margin on $638.1 million of revenue in 2008, as the weaker U.S. economy impacted overall hiring demand as customers became more deliberate with their recruiting decisions. Despite the continued deterioration of the global economy, particularly in the fourth quarter of 2008, we were encouraged by the performance of our Careers — International segment as the business generated an increase in operating margin to 14.7% in 2008 compared to 10.7% in 2007, despite increased investments in sales and marketing. Our Internet Advertising & Fees segment revenue grew slightly by 1.5% as compared to 2007. During 2008, we decided to wind-down the operations of Tickle, an online property within the Internet Advertising & Fees segment, and have classified the results of Tickle as a discontinued operation.

In July 2007, we announced a strategic restructuring plan intended to position us for sustainable long-term growth in the rapidly evolving global online recruitment and advertising industry. The restructuring plan was originally designed to reduce our workforce by approximately 800 associates. Subsequent to the announcement of this plan, we made a strategic decision to in-source customer service and therefore the current reduction will be approximately 700 associates. Through December 31, 2008, we have notified or terminated approximately 500 associates and approximately 140 associates have voluntarily left the Company. Cumulative expense for the program since inception is $33.0 million. We anticipate that these initiatives will reduce the growth rate of operating expenses and provide funding for investments in new product development and innovation, enhanced technology, global advertising campaigns and selective sales force expansion. The majority of the initiatives of the restructuring plan have been completed as of December 31, 2008; however, we will continue to incur charges in the first half of 2009 to complete the plan.

### *Business Combinations*

For the period January 1, 2006 through December 31, 2008, we completed the following business combinations. Although none of the following acquisitions was considered to be significant, either individually or in the aggregate, they do affect the comparability of results from period to period. The acquisitions and the acquisition dates are as follows:

| Acquired Business | Acquisition Date | Business Segment |
|---|---|---|
| China HR.com Holdings Ltd. | October 8, 2008 | Careers — International |
| Trovix Inc. | July 31, 2008 | Careers — North America |
| Affinity Labs Inc. | January 3, 2008 | Internet Advertising & Fees |
| Arbeidskamerater AS (Norway) | January 10, 2007 | Careers — International |
| PWP, LLC ("Education.org") | May 2, 2006 | Internet Advertising & Fees |

***Discontinued Operations***

During the second quarter of 2008, we decided to wind-down the operations of Tickle, an online property within the Internet Advertising & Fees segment, and have classified the historical results of Tickle as a component of discontinued operations. Our decision was based upon Tickle's non-core offerings, which no longer fit our long-term strategic growth plans, and Tickle's lack of profitability. Tickle's discontinued operations for the year ended December 31, 2008 included the write-down of $13.2 million of long-lived assets, an income tax benefit of $29.8 million and a net loss of $6.3 million from its operations, which included the proposed settlement amount related to the Tickle class action which is subject to court approval. The income tax benefit included $26.0 million of current tax benefits for current period operating losses and tax losses incurred upon Tickle's discontinuance and $3.8 million of deferred tax benefits for the reversal of deferred tax liabilities on long-term assets. We incurred losses net of tax related to Tickle of $2.9 million for the year ended December 31, 2007 and a gain net of tax of $1.8 million for the year ended December 31, 2006.

During the year ended December 31, 2006, we disposed of businesses that primarily comprised the former Advertising & Communications operating segment, in order to focus more resources to support the growth of the Monster franchise on a global basis. We incurred losses net of tax related to these disposals of $0.8 million and $116.5 million for the years ended December 31, 2007 and 2006, respectively.

The operations of our disposed businesses have been segregated from continuing operations and reflected as discontinued operations in each period's consolidated statement of operations as follows:

| (Dollars in thousands) | Year Ended December 31, 2008 | 2007 | 2006 |
|---|---|---|---|
| Revenue | $ 6,470 | $27,505 | $ 111,282 |
| (Loss) income before income taxes | (6,331) | (6,027) | 7,972 |
| Income tax (benefit) expense | (2,501) | (2,331) | 3,353 |
| (Loss) gain from discontinued operations, net of tax | (3,830) | (3,696) | 4,619 |
| Pre-tax loss on sale or disposal of discontinued operations | (13,201) | — | (123,203) |
| Income tax benefit | (27,335) | — | (3,885) |
| Gain (loss) on sale or disposal of business, net of tax | 14,134 | — | (119,318) |
| Income (loss) from discontinued operations, net of tax | $ 10,304 | $ (3,696) | $(114,699) |

The provision for income taxes reported in discontinued operations differs from the tax benefit computed at our federal statutory income tax rate primarily as a result of the loss in investment for the year ended December 31, 2008 and of non-deductible goodwill and other expenses for the year ended December 31, 2006.

***Stock Option Investigation***

In the second quarter of 2008, we recorded a $40.1 million provision for legal settlements, net for the settlement of the class action and related lawsuits. We paid $29.9 million, net of insurance reimbursement related to the settlement in 2008. This provision included $22.4 million in recoveries from insurance and certain former officers. Additionally, in 2008, 2007 and 2006, we recorded $4.4 million (net of reimbursements of $12.4 million primarily from former associates), $19.1 million (net of reimbursements of $4.5 million primarily from insurance carriers), and $13.3 million, respectively, of professional fees as a direct result of the investigation into our stock option grant practices and related accounting. These costs and reimbursements were recorded as a component of "office and general" expenses and primarily relate to professional services for legal, accounting and tax guidance relating to litigation, the informal investigation by the SEC, the investigation by the USAO and the preparation and review of our restated consolidated financial statements. In addition, in the fourth quarter of 2006, we recorded a $5.0 million charge, as a component of "salaries and related" expenses to compensate optionees whose options expired during the period that our equity compensation programs were suspended. In exchange for payment, we received a release of any liability.

We expect to continue to incur professional fees related to our historical stock option practices. While we cannot quantify or estimate the timing of these costs throughout 2009 and into the future, they primarily relate to legal fees paid on behalf of former employees and former members of senior management, fees paid in defense of the civil litigation and potential fines or settlements.

## RESULTS OF OPERATIONS

Consolidated operating results as a percent of revenue for the years ended December 31, 2008, 2007 and 2006 are as follows:

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2008 | 2007 | 2006 |
| **STATEMENT OF OPERATIONS DATA:** | | | |
| **Revenue** | **100.0%** | **100.0%** | **100.0%** |
| Salaries and related | 40.4% | 39.6% | 37.7% |
| Office and general | 21.0% | 20.3% | 18.1% |
| Marketing and promotion | 21.7% | 22.2% | 23.3% |
| Provision for legal settlements, net | 3.0% | 0.0% | 0.0% |
| Restructuring and other special charges | 1.2% | 1.3% | 0.0% |
| **Total operating expenses** | **87.4%** | **83.4%** | **79.0%** |
| **Operating income** | **12.6%** | **16.6%** | **21.0%** |
| Interest and other, net | 1.3% | 1.9% | 1.8% |
| Income from continuing operations before income taxes and loss in equity interests, net | 13.9% | 18.5% | 22.7% |
| Income taxes | 4.8% | 6.5% | 8.0% |
| Loss in equity interests, net | (0.6)% | (0.6)% | (0.7)% |
| **Income from continuing operations** | **8.5%** | **11.3%** | **14.1%** |
| Income (loss) from discontinued operations, net of tax | 0.8% | (0.3)% | (10.6)% |
| **Net income** | **9.3%** | **11.1%** | **3.4%** |

The following presentation of our segment results is prepared based on the criteria we use when evaluating the performance of our business units. For these purposes, management views certain non-cash expenses, such as depreciation expense, amortization of intangibles and amortization of stock-based compensation, as a separate component of operating profit. We believe that this presentation provides important indicators of our operating strength and is useful to investors when evaluating our operating performance.

### The Year Ended December 31, 2008 Compared to the Year Ended December 31, 2007

***Consolidated Revenue, Operating Expenses and Operating Income***

Consolidated revenue, operating expenses and operating income for the years ended December 31, 2008 and 2007 are as follows:

| (Dollars in thousands) | 2008 | % of Revenue | 2007 | % of Revenue | Increase (Decrease) $ | Increase (Decrease) % |
|---|---|---|---|---|---|---|
| **Revenue** | **$1,343,627** | **100.0%** | **$1,323,804** | **100.0%** | **$ 19,823** | **1.5%** |
| Salaries and related | 543,268 | 40.4% | 524,652 | 39.6% | 18,616 | 3.5% |
| Office and general | 282,699 | 21.0% | 268,843 | 20.3% | 13,856 | 5.2% |
| Marketing and promotion | 291,198 | 21.7% | 294,480 | 22.2% | (3,282) | (1.1)% |
| Provision for legal settlements, net | 40,100 | 3.0% | — | 0.0% | 40,100 | N/A |
| Restructuring and other special charges | 16,407 | 1.2% | 16,597 | 1.3% | (190) | (1.1)% |
| Operating expenses | $1,173,672 | 87.4% | $1,104,572 | 83.4% | $ 69,100 | 6.3% |
| Operating income | $ 169,955 | 12.6% | $ 219,232 | 16.6% | $(49,277) | (22.5)% |

Our consolidated revenue grew 1.5% in 2008 compared to 2007. The effect of the weakening U.S. dollar in the earlier months of 2008 contributed approximately $13.5 million to reported revenue. Careers — International experienced strong revenue growth throughout continental Europe and in the Asia Pacific region. Careers — North America revenue decreased 9.8%.

Salaries and related expense increased $18.6 million in 2008, compared to 2007, resulting primarily from increased regular salary due to higher headcount in 2008. Partially offsetting the increase in regular salary is a decrease in variable compensation expenses of $7.3 million as a result of lower sales than had been targeted. Stock-based compensation was $28.7 million in 2008, compared to $15.4 million for 2007 (excluding $12.8 million of accelerated stock-based expense related to former key employees in 2007), as we are providing equity and incentive compensation opportunities to a broader number of our associates designed to reward increased productivity. Overall headcount is up significantly to approximately 6,950, as we added approximately 1,450 in 2008 due to acquisitions. Excluding the impact of acquisitions, headcount increased approximately 9% in 2008 from 2007, driven largely by increased headcount in customer service, sales and technology staffs which were partially offset by the reductions from the restructuring plan.

Office and general expense increased $13.9 million in 2008 primarily resulting from a $14.1 million increase in depreciation and amortization expense and an increase of $11.4 million in occupancy costs associated with running our new and existing facilities. These were partially offset by a decrease in professional fees of $23.3 million, net of reimbursements, primarily associated with a net decrease of $14.7 million from the stock option investigation. Included in professional fees and expenses were reimbursements from former officers and employees of $12.4 million and $4.5 million in 2008 and 2007, respectively.

Marketing and promotion expenses decreased $3.3 million, resulting from a more focused online and offline media spending program in 2008, primarily offset by incremental marketing expenses associated with media placement and production costs for the global brand re-launch in the first quarter of 2008. The Company made a strategic decision to reinvigorate and promote the Monster brand, on a global basis, and to launch our newly redesigned seeker website and employer product in early 2009, accompanied by additional advertising spending that we believe will benefit future quarters and years.

Our consolidated operating margin was 12.6% in 2008, compared to 16.6% in 2007. Operating income decreased $49.3 million in 2008 compared to the same period in 2007, primarily from the inclusion in 2008 of $40.1 million for the provision for net legal settlements and the other operating cost increases described above as compared to 2007. The effect of the weakening U.S. dollar in the earlier months of 2008 contributed approximately $1.6 million to reported operating income.

### *Careers — North America*

The operating results of our Careers — North America segment for the years ended December 31, 2008 and 2007 are as follows:

| (Dollars in thousands) | 2008 | % of Revenue | 2007 | % of Revenue | Increase (Decrease) $ | Increase (Decrease) % |
|---|---|---|---|---|---|---|
| Revenue | $638,118 | 100.0% | $707,384 | 100.0% | (69,266) | (9.8)% |
| Selling, general and administrative(a) | 431,083 | 67.6% | 458,721 | 64.8% | (27,638) | (6.0)% |
| Depreciation and amortization(b) | 31,780 | 5.0% | 23,801 | 3.4% | 7,979 | 33.5% |
| Operating income | $175,255 | 27.5% | $224,862 | 31.8% | (49,607) | (22.1)% |

(a) Includes $224 and $4,842 of costs for security breach remediation in 2008 and 2007, respectively; $38 and $5,335 for restructuring and other special charges in 2008 and 2007, respectively; and $3,695 and $1,330 for non-cash write-offs in 2008 and 2007, respectively.

(b) Includes $7,239 and $4,395 of amortization of stock-based compensation in 2008 and 2007, respectively; and restructuring and other special charges in 2008 of $1,162 for non-cash stock based compensation.

Our Careers — North America segment revenue decreased 9.8% in 2008 and now represents 47.5% of our consolidated revenue, down from 53.4% of total revenue in 2007. The weaker U.S. economy impacted overall hiring demand as customers became more deliberate with their recruiting decisions. In addition, our business was negatively impacted in the financial services and housing sectors, reflecting the overall weakness in these industries, as well as associated industries such as construction and manufacturing. Partially offsetting this was growth in our government, newspaper and Canadian businesses.

Our Careers — North America segment operating costs decreased 4.1% in 2008 compared to the 2007 period as a result of a number of actions taken to prevent income and margin decreases due to revenue declines in 2008. Salary and related expenses decreased by $3.0 million resulting from $9.6 million of decreased variable compensation expense due to declining sales. These decreases were partially offset by headcount additions in 2008 for the opening of our new customer service center and sales force expansion, as well as an increase of $2.8 million in stock-based compensation, (excluding restructuring expense of $1.2 million in 2008), consistent with a broader associate segment receiving equity and incentive compensation opportunities. Technology infrastructure costs increased by approximately $13.9 million, as we remained committed to investing in our product, new technology and other assets in order to sustain long-term profitability. Restructuring expenses, including write-offs and non-cash stock based compensation charges were $4.9 million and $6.7 million for 2008 and 2007, respectively. Marketing and promotion expenditures decreased $18.2 million in 2008 compared to 2007 as a result of a more focused online and offline media spending program, partially offset by the brand relaunch in 2008.

Our Careers — North America segment generated an operating margin of 27.5% in 2008, compared to 31.8% reported in 2007. Operating income in our Careers — North America segment decreased $49.6 million or 22.1% in 2008 compared to 2007. The decrease was primarily the result of the decrease in revenue, partially offset by the lower operating costs noted above.

We continued to invest in our infrastructure and product innovation throughout 2008 to improve the customer experience and drive future incremental revenue growth. In early 2009, we rolled out our newly redesigned seeker website and employer product with expanded capabilities for employers and candidates. We are also continuing our work to reduce the growth rate of our operating expenses while increasing our spending in customer facing initiatives and innovation. While we remain committed to investing for long-term growth, we will closely monitor the operating expense base in line with our revenue expectations.

***Careers — International***

The operating results of our Careers — International segment for the years ended December 31, 2008 and 2007 are as follows:

| (Dollars in thousands) | 2008 | % of Revenue | 2007 | % of Revenue | Increase $ | Increase % |
|---|---|---|---|---|---|---|
| Revenue | $575,182 | 100.0% | $488,038 | 100.0% | $87,144 | 17.9% |
| Selling, general and administrative(a) | 455,267 | 79.2% | 415,206 | 85.1% | 40,061 | 9.6% |
| Depreciation and amortization(b) | 35,188 | 6.1% | 20,719 | 4.2% | 14,469 | 69.8% |
| Operating income | $ 84,727 | 14.7% | $ 52,113 | 10.7% | $32,614 | 62.6% |

(a) Includes costs for restructuring and special charges of $9,313 and $7,067 in 2008 and 2007, respectively and; $186 and $3,124 for security breach remediation in 2008 and 2007, respectively.

(b) Includes $8,638 and $2,549 of amortization of stock based compensation in 2008 and 2007, respectively.

Our Careers — International segment revenue grew $87.1 million or 17.9% in 2008, of which $13.4 million can be attributed to a weaker U.S. dollar during 2008 as compared to 2007 and $8.9 million can be attributed to acquisitions. The growth primarily occurred in the first nine months of 2008 as revenue declined $20.5 million in the fourth quarter of 2008 compared to the same period in 2007, due to the effects of the deteriorating global economy. Our Careers — International revenue accounted for 42.8% of consolidated revenue in 2008, compared to 36.9% in 2007. We experienced strong revenue growth throughout continental Europe benefiting from our leading position in large geographic markets and the ongoing secular shift from print to online; however, during the last half of 2008 we experienced a slowdown in customer activity reflecting the uncertain economic environment. We also continued to experience strong revenue growth in the Asia Pacific region, although we have experienced some effects of the global economic slowdown in the fourth quarter of 2008. We acquired the remaining 55.6% of the equity in ChinaHR that we did not already own in October 2008 and consolidated their results starting in the fourth quarter of 2008. ChinaHR reported $8.9 million in revenues subsequent to their acquisition and an operating loss of $7.1 million, for the period of October 9, 2008 through December 31, 2008. We are being affected by the weakening global economy significantly impacting hiring demand in almost all of the regions where we operate. The effect of the weak U.S. dollar, during a substantial portion of the year, contributed approximately $13 million to revenue, or approximately 3% of the growth. In the fourth quarter of 2008, the U.S. dollar strengthened against most major currencies.

Our Careers — International segment operating expenses increased $54.5 million or 12.5% in 2008, compared to 2007, primarily resulting from increased technology infrastructure costs of $9.2 million as we remain committed to investing in our product, new technology and operating platforms in order to sustain long-term profitability. In addition, we incurred higher salary and related expenses of $28.5 million, primarily due to increased compensation, including variable compensation expense related to sales, $5.9 million for the inclusion of ChinaHR and a broader level of associates participating in our equity compensation plan. We also incurred higher expenses for depreciation and amortization of $8.4 million, occupancy costs of $4.3 million, travel expenses of $4.2 million and bad debt expense of $3.1 million. The effect of the weakening U.S. dollar contributed approximately $10 million to operating expense in 2008 compared to 2007. Marketing and promotion costs were essentially flat in 2008 when compared to 2007, as the costs of the brand relaunch were offset by a more focused online and offline media spending program.

Our Careers — International segment generated an operating margin of 14.7% in 2008, an increase from 10.7% reported in 2007. Operating income in our Careers — International segment increased $32.6 million or 62.6% in 2008 compared to 2007. The increase was primarily the result of an increase in revenues of $87.1 million, partially offset by higher expenses noted above and the effects of the acquisition of ChinaHR in the fourth quarter of 2008. The effect of the weaker U.S. dollar contributed approximately $3 million to our reported operating income. Although operating income for our Career-International segment increased in 2008, the segment experienced a decrease in operating income of $11.8 million in the fourth quarter of 2008 compared to the fourth quarter of 2007 on a weakening global economy and a strengthening U.S. dollar.

We aggressively increased our investments overseas through a refined mix of acquisitions, marketing, sales and product enhancements. Marketing expenses decreased in 2008 approximately 0.7% over the 2007 period as expenses were reduced in the last half of the year after the global brand re-launch in the first quarter of 2008, which included approximately $13 million of incremental marketing costs. We are committed to growing our business overseas, while still mindful of profitability and the cost structure. Our Careers — International segment headcount increased by approximately 1,300 associates in 2008, primarily as a result of the acquisition of ChinaHR.

### *Internet Advertising & Fees*

During the second quarter of 2008, we decided to wind-down the operations of Tickle, an online property within the Internet Advertising & Fees segment, and have classified the results of Tickle as a discontinued operation. The operating results of our Internet Advertising & Fees segment for the years ended December 31, 2008 and 2007 are as follows:

| | | | | | Increase (Decrease) | |
|---|---|---|---|---|---|---|
| (Dollars in thousands) | 2008 | % of Revenue | 2007 | % of Revenue | $ | % |
| Revenue | $130,327 | 100.0% | $128,382 | 100.0% | $ 1,945 | 1.5% |
| Selling, general and administrative(a) | 108,309 | 83.1% | 105,040 | 81.8% | 3,269 | 3.1% |
| Depreciation and amortization(b) | 10,352 | 7.9% | 6,731 | 5.2% | 3,621 | 53.8% |
| Operating income | $ 11,666 | 9.0% | $ 16,611 | 12.9% | $(4,945) | (29.8)% |

(a) Includes costs for restructuring and other special charges of $1,400 and $2,115 for 2008 and 2007, respectively and; for security breach remediation of $41 and $1,077 in 2008 and 2007, respectively.

(b) Includes $4,053 and $1,310 of amortization of stock based compensation in 2008 and 2007, respectively.

Revenue of our Internet Advertising & Fees segment was essentially flat with an increase of 1.5% in 2008 compared to 2007. Growth in revenue from our Military.com website and our acquisition of Affinity Labs was mostly offset by our strategic decision in 2007 to remove interstitial advertisements and student loan advertising, which negatively impacted comparable results. We also experienced lower demand from financial services customers. We acquired Affinity Labs in January 2008 as part of our strategy to access the significant opportunities to expand our presence in online vertical communities.

Operating costs at our Internet Advertising & Fees segment increased $6.9 million, or 6.2% in 2008 compared to 2007. Marketing and promotion costs increased $13.6 million, primarily from the acquisition of Affinity Labs and additional online advertising expenses and $0.7 million in incremental costs for the global brand re-launch. Stock based compensation increased $2.7 million due to a broader number of associates participating in our equity compensation plan. These increases were partially offset by decreases in expenses for technology infrastructure of $4.1 million; other compensation expenses of $4.2 million and professional fees of $1.7 million. Restructuring expenses decreased $0.7 million in 2008 compared to 2007.

Our Internet Advertising & Fees segment generated an operating margin of 9.0% in 2008, a decrease from 12.9% in 2007. Our Internet Advertising & Fees segment posted operating income of $11.7 million in 2008, a decline from operating income of $16.7 million in 2007, as a result of increased costs and flat revenues.

### *Income Taxes*

Income taxes for the years ended December 31, 2008 and 2007 are as follows:

| (Dollars in thousands) | December 31, 2008 | December 31, 2007 | (Decrease) $ | (Decrease) % |
|---|---|---|---|---|
| Income from continuing operations before income taxes and loss in equity interests | $187,238 | $244,854 | $(57,616) | (23.5)% |
| Income taxes | $ 64,910 | $ 86,461 | $(21,551) | (24.9)% |
| Effective tax rate | 34.67% | 35.31% | | |

The largest factor affecting our effective tax rate continues to be the geographical mix of income among an array of tax jurisdictions with varying tax rates. The majority of our income is taxed in the United States, which has an average tax rate of approximately 40%, including the effect of state income taxes, while the tax rates in the foreign jurisdictions vary from 18% to 35%. Other items affecting the effective tax rate were tax-exempt interest income, accrual of interest on accrued tax liabilities and other non-deductible expense items.

Our future effective tax rates could be adversely affected by earnings being lower than anticipated in countries where we have lower statutory rates, changes in the valuation of our deferred tax assets or liabilities, or changes in tax laws or interpretations thereof. In addition, our filed tax returns are subject to the examination by the Internal Revenue Service (the "IRS") and other tax authorities. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes. We paid approximately $29.1 million of U.S. federal, state and foreign income tax during 2008 and we expect to pay approximately $8 million in 2009 for the remaining balance of the 2008 tax liabilities.

### *Discontinued Operations, Net of Tax*

During 2008, the Company discontinued its Tickle subsidiary and recorded a write-down of $13.2 million of long-lived assets, an income tax benefit of $29.8 million and a net pre-tax loss of $6.3 million from its operations, which includes the proposed settlement amount related to the Tickle class action to discontinued operations. The 2007 loss on discontinued operations of $3.7 million, net of tax was primarily related to $2.9 million for the operations of Tickle and $0.8 million related to the disposed businesses that collectively comprised the former Advertising & Communications operating segment.

### *Earnings Per Share*

Diluted earnings per share from continuing operations was $0.94 for the year ended December 31, 2008, lower by $0.21 or 18.3% when compared to $1.15 for the year ended December 31, 2007. The decrease was primarily a result of lower operating income, as a result of the inclusion of $40.1 million in a provision for net legal settlements, partially offset by a lower tax provision of $21.5 million and lower diluted average shares outstanding. Diluted weighted average shares outstanding decreased approximately 9.6 million shares, primarily as a result of the repurchase of 8.3 million shares of Common Stock since October 2007 and a lower average share price. Our diluted loss per share from discontinued operations increased to a gain of $0.09 in 2008, compared to a loss of $0.03 in 2007, which was primarily related to the 2008 wind-down of the Tickle operations.

### The Year Ended December 31, 2007 Compared to the Year Ended December 31, 2006

***Consolidated Revenue, Operating Expenses and Operating Income***

Consolidated revenue, operating expenses and operating income for the years ended December 31, 2007 and 2006 are as follows:

| (Dollars in thousands) | 2007 | % of Revenue | 2006 | % of Revenue | Increase (Decrease) $ | Increase (Decrease) % |
|---|---|---|---|---|---|---|
| **Revenue** | **$1,323,804** | **100.0%** | **$1,080,187** | **100.0%** | **$243,617** | **22.6%** |
| Salaries and related | 524,652 | 39.6% | 407,013 | 37.7% | 117,639 | 28.9% |
| Office and general | 268,843 | 20.3% | 195,155 | 18.1% | 73,688 | 37.8% |
| Marketing and promotion | 294,480 | 22.2% | 251,611 | 23.3% | 42,869 | 17.0% |
| Restructuring and other special charges | 16,597 | 1.3% | — | 0.0% | 16,597 | N/A |
| Operating expenses | $1,104,572 | 83.4% | $ 853,779 | 79.0% | $250,793 | 29.4% |
| Operating income | $ 219,232 | 16.6% | $ 226,408 | 21.0% | $ (7,176) | (3.2)% |

Our revenue increased 22.6% in 2007 compared to 2006, primarily from significant growth in our Careers — International segment of 59.3%, which included a 10.1% favorable effect from changes in currency.

Our consolidated operating expenses grew 29.4% in 2007 compared to 2006. In the second half of 2007, we incurred restructuring and other special charges of $16.6 million related to the strategic restructuring initiatives that we announced on July 30, 2007. We increased our global headcount by approximately 6% over the 2006 period, primarily for sales and support in our Careers segments. As a result, we incurred higher salary, benefits and commission costs. Included in salaries and related is approximately $15.8 million of severance related to the departure of three former executive officers in the second quarter of 2007. Of that amount, approximately $12.8 million is non-cash and relates to the accelerated vesting of equity awards. Office and general expenses increased 37.8% as a direct result of investments in our infrastructure, additional headcount and technology costs. Included within the office and general expenses for 2007 is approximately $19.1 million of professional fees related to the stock option investigation and $9.0 million for the remediation of the August 2007 security breach of our resume database. We also increased marketing and promotion expenditures by $42.9 million as a result of increasing promotional activities particularly in the fourth quarter, in anticipation of the brand re-launch in January 2008.

***Careers — North America***

The operating results of our Careers — North America segment for the years ended December 31, 2007 and 2006 are as follows:

| (Dollars in thousands) | 2007 | % of Revenue | 2006 | % of Revenue | Increase (Decrease) $ | Increase (Decrease) % |
|---|---|---|---|---|---|---|
| Revenue | $707,384 | 100.0% | $658,051 | 100.0% | $49,333 | 7.5% |
| Selling, general and administrative(a) | 458,721 | 64.8% | 410,964 | 62.5% | 47,757 | 11.6% |
| Depreciation and amortization(b) | 23,801 | 3.4% | 19,885 | 3.0% | 3,916 | 19.7% |
| Operating income | $224,862 | 31.8% | $227,202 | 34.5% | $(2,340) | (1.0)% |

(a) Includes $11,507 costs for restructuring and other special charges and security breach remediation in 2007.

(b) Includes $4,395 and $2,453 of amortization of stock based compensation in 2007 and 2006, respectively.

Our Careers — North America segment grew revenue 7.5% in 2007 representing 53.4% of our consolidated revenue, down from 60.9% of total revenue in 2006. Sluggish economic trends within the labor markets across the United States contributed to moderating revenue growth throughout 2007. We also experienced decreasing demand across our small-to-medium sized customer base whose pace of hiring slowed as a result of the overall macro-economic environment. Our global enterprise accounts continued to perform well in 2007, reflecting the global nature of our business and the breath of our product lines. We continue to benefit from a secular shift from print to online advertising, and we believe that we continue to maintain market share within the recruitment advertising industry.

The Careers — North America segment generated an operating margin of 31.8% in 2007 down from 34.5% reported in 2006. Total operating expense grew 12.0% compared to revenue growth of 7.5%. Total operating expenses included $11.5 million related to the security breach and restructuring plan. We have made substantial progress to slow our expense growth rate through our restructuring efforts in the third and fourth quarters. We reduced our workforce by approximately 12% during 2007, primarily related to non-sales force employees and we continue to monitor our revenue per employee. The operating expense growth rate has slowed even as we have continued to make investments in marketing, technology and product innovation.

### *Careers — International*

The operating results of our Careers — International segment for the years ended December 31, 2007 and 2006 are as follows:

| (Dollars in thousands) | 2007 | % of Revenue | 2006 | % of Revenue | Increase $ | Increase % |
|---|---|---|---|---|---|---|
| Revenue | $488,038 | 100.0% | $306,280 | 100.0% | $181,758 | 59.3% |
| Selling, general and administrative(a) | 415,206 | 85.1% | 273,243 | 89.2% | 141,963 | 52.0% |
| Depreciation and amortization(b) | 20,719 | 4.2% | 15,614 | 5.1% | 5,105 | 32.7% |
| Operating income | $ 52,113 | 10.7% | $ 17,423 | 5.7% | $ 34,690 | 199.1% |

(a) Includes $10,191 costs for restructuring and other special charges and security breach remediation in 2007.

(b) Includes $2,549 and $1,048 of amortization of stock based compensation in 2007 and 2006, respectively.

Our Careers — International segment demonstrated significant revenue growth of 59.3% in 2007, mainly driven by investments in key European and Asian countries, coupled with increased production from a growing sales force and a 10.1% favorable effect from foreign exchange rates. We continued to see strong revenue gains in our top European countries, particularly the United Kingdom, France, Germany and the Netherlands, which contributed approximately 66.3% of total Careers — International revenue. Outside these four countries, our smaller markets also posted solid revenue growth. In Asia, we saw strong year-over-year increases in all countries where we operate, and we believe that our strategy to capture market share while aggressively investing in the business will position Monster firmly in the region for significant future revenue growth.

Our considerable investments in marketing and sales in the major countries across Continental Europe and Asia led to an organic revenue growth rate of 48.5% for 2007 as compared to 2006, excluding the effects of currency exchange rates and the results of businesses acquired within the last year.

We aggressively increased our investments overseas through a refined mix of marketing, sales and product enhancements in 2007. Marketing expenses increased approximately 32% in 2007 as compared to 2006 as we invested to increase our brand awareness, drive job seeker traffic to our websites and expand our reach, both to the job seeker and to the employer. Those investments, combined with the addition of sales and support staff during the first half of 2007, have helped us achieve a significant portion of our overall revenue growth and gain market share in key European and Asian countries. In 2007, the segment increased total operating expenses by 50.9%, including a 9.5% impact from foreign exchange rates, while expanding its operating margin to 10.7%. Although our headcount increased by approximately 400 associates in 2007, the overall expense growth rate slowed in the second half of the year due to our restructuring initiatives.

### *Internet Advertising & Fees*

The operating results of our Internet Advertising & Fees segment for the years ended December 31, 2007 and 2006 are as follows:

| (Dollars in thousands) | 2007 | % of Revenue | 2006 | % of Revenue | Increase (Decrease) $ | % |
|---|---|---|---|---|---|---|
| Revenue | $128,382 | 100.0% | $115,856 | 100.0% | $ 12,526 | 10.8% |
| Selling, general and administrative(a) | 105,040 | 81.8% | 70,468 | 60.8% | 34,572 | 49.1% |
| Depreciation and amortization(b) | 6,731 | 5.2% | 3,782 | 3.3% | 2,949 | 78.0% |
| Operating income | $ 16,611 | 12.9% | $ 41,606 | 35.9% | $(24,995) | (60.1)% |

(a) Includes $3,192 costs for restructuring and other special charges and security breach remediation in 2007.

(b) Includes $1,310 and $509 of amortization of stock based compensation in 2007 and 2006, respectively.

Our Internet Advertising & Fees segment posted revenue growth of 10.8% in 2007 when compared to 2006. The second half of 2007 was particularly impacted by our decision to reduce the placement of certain interstitial advertisements on the Monster.com website and a reevaluation of our relationship with certain clients engaged in student loan advertising. Although the decision to reduce placements had the effect of reducing revenue in the second half of 2007 and continued into 2008, we believe it was the appropriate action to take to improve the quality of the job seeker experience on the Monster.com site. We continue to believe that online advertising represents a significant growth opportunity for us, as our audience is appealing to both brand and remnant advertisers. We posted an operating margin of 12.9% for 2007, a sharp decline from the 35.9% operating margin reported in the same period in 2006 as our expense base grew at a faster rate than our revenue. The expenses increased in 2007 for almost all expense categories, especially compensation and related expenses and marketing. We invested in our business model by adding sales capacity, increasing product and technology expenditures and initiating infrastructure build-outs during the first half of the year. Marketing expenses increased 53% over the 2006 period as we invested in our websites and expanded their recognition among users.

### *Income Taxes*

Income taxes for the years ended December 31, 2007 and 2006 are as follows:

| (Dollars in thousands) | December 31, 2007 | December 31, 2006 | (Decrease) $ | (Decrease) % |
|---|---|---|---|---|
| Income from continuing operations before income taxes and loss in equity interests | $244,854 | $245,451 | $(597) | (0.2)% |
| Income taxes | $ 86,461 | $ 86,519 | $ (58) | (0.1)% |
| Effective tax rate | 35.31% | 35.25% | | |

During 2006, we absorbed the remainder of our U.S. federal tax loss carry-forwards, with the exception of certain acquired losses whose utilization is subject to an annual limitation. We paid approximately $54.8 million of U.S. federal and state income tax during 2007 and paid the remainder of our 2007 U.S. federal and state income tax liability of $10.0 million in March 2008. We paid approximately $14.8 million in foreign income taxes in 2007.

### *Earnings Per Share*

Diluted earnings per share from continuing operations was $1.15 for the year ended December 31, 2007, lower by $0.01 or approximately 1% when compared to $1.16 for the year ended December 31, 2006, primarily as a result of higher pre-tax expenses including $16.6 million in restructuring and other special charges, $15.8 million of one-time compensation expenses related to former executive offices and $9.0 million of expenses related to the third quarter security breach, partially offset by higher operating results. Our diluted loss per share from discontinued operations decreased to a loss of $0.03 in 2007, compared to a loss of $0.87

in 2006, which was primarily related to the 2006 disposition of our Advertising & Communications business in North America. Our average diluted shares outstanding decreased 0.4% from the prior year period, mainly as a result of our stock buyback transactions and lower dilutive effects from potential Common Stock equivalents.

## Financial Condition

The following table details our cash and cash equivalents, marketable securities and cash flow components:

| (Dollars in thousands) | Years Ended December 31, 2008 | 2007 | 2006 |
|---|---|---|---|
| Cash and cash equivalents | $222,260 | $ 129,744 | $ 58,680 |
| Marketable securities | 91,772 | 448,703 | 537,893 |
| Cash and cash equivalents and marketable securities | $314,032 | $ 578,447 | $ 596,573 |
| **Percentage of total assets** | 16.4% | 27.8% | 30.3% |
| Cash provided by operating activities of continuing operations | $232,683 | $ 276,629 | $ 243,891 |
| Cash (used in) provided by investing activities of continuing operations | $(36,500) | $ 12,841 | $(448,862) |
| Cash (used in) provided by financing activities of continuing operations | $(71,794) | $(217,268) | $ 43,327 |
| Cash (used in) provided by discontinued operations | $ (6,849) | $ (7,705) | $ 20,108 |
| Effect of exchange rates on cash | $(25,024) | $ 6,567 | $ 3,619 |

### *Liquidity and Capital Resources*

Historically, we have relied on funds provided by operating activities, equity offerings, short and long-term borrowings and seller-financed notes to meet our liquidity needs. We invest our excess cash predominantly in bank time deposits, money market funds and commercial paper that matures within three months of its origination date and in marketable securities, which are usually highly liquid and are of high-quality investment grade with the intent to make such funds readily available for operating and strategic long-term investment purposes. Due to the current state of the financial markets, we have redeployed our excess cash during 2008 in conservative investment vehicles such as money market funds that invest solely in U.S. treasuries, top foreign sovereign debt obligations, bank deposits at prime money center banks and municipal bonds. We are actively monitoring the third-party depository institutions that hold our cash and cash equivalents. Our emphasis is primarily on safety of principal while secondarily maximizing yield on those funds. We can provide no assurances that access to our invested cash and cash equivalents will not be impacted by adverse conditions in the financial markets.

At any point in time we have funds in our operating accounts and customer accounts that are with third party financial institutions. These balances in the U.S. may exceed the Federal Deposit Insurance Corporation insurance limits. While we monitor the cash balances in our operating accounts and adjusts the cash balances as appropriate, these cash balances could be impacted if the underlying financial institutions fail or could be subject to other adverse conditions in the financial markets. We have available-for-sale marketable securities primarily invested in tax-exempt auction rate bonds. As a result of persistent failed auctions beginning in February 2008, and the uncertainty of when these investments could be successfully liquidated at par, we have classified all of these investments in auction rate bonds as a component of available-for-sale marketable securities, non-current.

We believe that our current cash and cash equivalents, revolving credit facilities and cash we anticipate to generate from operating activities will provide us with sufficient liquidity to satisfy our working capital needs, capital expenditures and meet our investment requirements and commitments through at least the next twelve months. Our cash generated from operating activities is subject to fluctuations in the global economy and unemployment rates.

In December 2007, the Company entered into a senior unsecured revolving credit facility that provides for maximum borrowings of $250.0 million. The credit facility expires December 21, 2012 and is available for ongoing working capital requirements and other corporate purposes. Under the credit facility, loans bear interest, at the Company's option, at either (i) the higher of (a) the Bank of America prime rate or (b) the overnight federal funds rate plus 1/2 of 1% or (ii) LIBOR plus a margin ranging from 30 basis points to 77.5 basis points depending on the Company's ratio of consolidated funded debt to consolidated earnings before interest, taxes, depreciation and amortization ("EBITDA") as defined in the revolving credit agreement. The Company may repay outstanding borrowings at any time during the term of the credit facility without any prepayment penalty. The credit agreement contains covenants which restrict, among other things, the ability of the Company to borrow, create liens, pay dividends, repurchase its Common Stock, acquire businesses and other investments, enter into new lines of business, dispose of property, guarantee debts of others and lend funds to affiliated companies, entering into new lines of business and contains criteria on the maintenance of certain financial statement amounts and ratios, all as defined in the agreement. As of December 31, 2008, the Company was in full compliance with its covenants.

At December 31, 2008, the utilized portion of this credit facility was $50.0 million in borrowings and $1.7 million for standby letters of credit and $198.3 million was unused. At December 31, 2008, the one month US Dollar LIBOR rate, overnight federal funds rate, and Bank of America prime rate were 0.44%, 0.14% and 3.25%, respectively. As of December 31, 2008, the Company used the one month US Dollar LIBOR rate for the interest rate on these borrowings with a blended interest rate of 0.90%. Subsequent to December 31, 2008, we borrowed an additional $197.0 million under our senior unsecured revolving credit facility. As a result, the Company now has $1.3 million unutilized on the credit facility.

The Company's ChinaHR subsidiary has entered into an unsecured uncommitted revolving credit facility, guaranteed by the Company that provides for maximum borrowings of $5.0 million. The ChinaHR credit facility has a maximum tenure of one year and the lender can terminate the facility at any time and demand immediate payment. The Company may repay these loans and accrued interest with the consent of the lender. The Company is obligated to indemnify the lender for any costs and losses incurred by the lender as a result of such prepayment. The credit agreement contains covenants which include obtaining, complying and maintaining all verifications, authorizations, approvals, registrations, licenses and consents required by local law to perform its obligations to the lender under the loan agreement, notifying the lender forthwith of the occurrence of any event that may affect the Company's ability to perform any of its obligations under the loan agreement and using the credit facility for financing its working capital requirements. As of December 31, 2008, the Company was in full compliance with its covenants. As of December 31, 2008, the interest rate on these borrowings was 7.83% and the utilized portion of this credit facility was $5.0 million. Subsequent to December 31, 2008, the Company's ChinaHR subsidiary entered into another unsecured uncommitted revolving credit facility guaranteed by the Company that provides maximum borrowings of $9.8 million, of which $2.2 million has been utilized.

In the second quarter of 2008, we recorded a $40.1 million provision for legal settlements, net for the settlement of the class action and related lawsuits. We paid $29.9 million, net of insurance reimbursement related to the settlement in 2008. This provision included $22.4 million in recoveries from insurance and certain former officers. Additionally, in 2008, 2007 and 2006, we recorded $4.4 million (net of reimbursements of $12.4 million primarily from former associates), $19.1 million (net of reimbursements of $4.5 million primarily from insurance carriers), and $13.3 million, respectively, of professional fees as a direct result of the investigation into our stock option grant practices and related accounting. These costs and reimbursements were recorded as a component of "office and general" expenses and primarily relate to professional services for legal, accounting and tax guidance relating to litigation, the informal investigation by the SEC, the investigation by the USAO and the preparation and review of our restated consolidated financial statements. In addition, in the fourth quarter of 2006, we recorded a $5.0 million charge, as a component of "salaries and related" expenses to compensate optionees whose options expired during the period that our equity compensation programs were suspended. In exchange for payment, we received a release of any liability.

We expect to continue to incur professional fees related to our historical stock option practices. While we cannot quantify or estimate the timing of these costs throughout 2009 and into the future, they primarily relate to legal fees paid on behalf of current and former employees, fees paid in defense of shareholder litigation and potential fines or settlements.

We paid approximately $29.1 million of U.S. federal, state and foreign income tax during 2008 and expect to pay approximately $8.0 million in 2009 for the remaining 2008 tax liabilities. In 2009, we expect to pay income tax on a quarterly basis and continue to utilize tax losses in foreign tax jurisdictions to reduce our cash tax liability. We have absorbed all of our U.S. federal tax loss carry-forwards, with the exception of approximately $32 million of certain losses whose utilization is subject to an annual limitation.

In July 2007, we announced a strategic restructuring plan intended to position us for sustainable long-term growth in the rapidly evolving global online recruitment and advertising industry. The restructuring plan was originally designed to reduce our workforce by approximately 800 associates. Subsequent to the announcement of this plan, we made a strategic decision to in-source customer service and therefore the current reduction will be approximately 700 associates. Through December 31, 2008, we have notified or terminated approximately 500 associates and approximately 140 associates have voluntarily left the Company. Cumulative expense for the program since inception is $33.0 million. We anticipate that these initiatives will reduce the growth rate of operating expenses and provide funding for investments in new product development and innovation, enhanced technology, global advertising campaigns and selective sales force expansion. The majority of the initiatives of the restructuring plan have been completed as of December 31, 2008; however, we will continue to incur charges in the first half of 2009 to complete the plan.

### *Cash Flows*

As of December 31, 2008, we had cash and cash equivalents and marketable securities of $314.0 million, compared to $578.4 million as of December 31, 2007. Our decrease in cash and marketable securities of $264.4 million in the twelve months ended December 31, 2008, primarily relates to our acquisitions of ChinaHR, Affinity Labs and Trovix, the repurchase of Common Stock and capital expenditures, offsetting cash generated by our operating activities, net sales of marketable securities and borrowings under the credit facility.

Cash provided by operating activities was $225.8 million for the year ended December 31, 2008 and resulted from $114.5 million of income from continuing operations and $133.5 million of net non-cash adjustments. Cash flows from working capital items decreased $54.6 million primarily from changes in deferred revenue and accrued and other liabilities, partially offset by an increase in accounts receivable. Cash flows provided by operating activities decreased $43.3 million in 2008 compared to 2007.

We used $36.5 million of cash for investing activities for the year ended December 31, 2008. We acquired businesses for $292.8 million, net of cash acquired, and had capital expenditures of $93.6 million. These were partially offset by our net sales of marketable securities of $355.4 million. Cash used in investing activities increased $49.1 million primarily from higher payments for acquisitions and capital expenditures, net of sales of marketable securities.

We used cash for financing activities in 2008 of $71.8 million, including $126.9 million to repurchase 5,454,316 shares of Common Stock in open market transactions and $1.3 million for other share repurchases. These were partially offset by $54.1 million of cash from net borrowings under short-term credit facilities borrowings.

### *Share Repurchase Plan*

On November 10, 2005, the Board approved a share repurchase plan, authorizing us to purchase up to $100 million of shares of our Common Stock. The November 2005 share repurchase plan was utilized fully during 2007. On September 4, 2007, the Board approved a share repurchase plan, authorizing the Company to purchase up to an additional $250 million of shares of its Common Stock. On October 23, 2007, the Board authorized the Company to purchase an additional $100 million of shares of its Common Stock under the share repurchase program. On January 30, 2008, the Board authorized the Company to purchase an additional $100 million of shares of its Common Stock under the share repurchase plan. As of December 31, 2007, we have purchased 13,794,012 shares under these authorizations for $423.6 million. All current repurchase plan authorizations expired on January 30, 2009.

***Contractual Obligations***

Our principal capital requirements have been to fund (i) working capital, (ii) marketing our Monster brand, (iii) acquisitions and (iv) capital expenditures. The commitments as of December 31, 2008 related to our continuing operations are as follows:

| | Payment Due by Period | | | | |
|---|---|---|---|---|---|
| **Contractual Obligations (Dollars in thousands)** | **Total** | **Less Than 1 Year** | **1-3 Years** | **3-5 Years** | **More Than 5 Years** |
| Operating leases | $209,002 | $40,922 | $56,245 | $41,680 | $70,155 |
| Purchase commitments — advertising contracts | 16,700 | 6,100 | 10,600 | — | — |
| Payables related to disposed businesses(a) | 9,299 | 3,822 | 3,539 | 1,292 | 646 |
| Capital leases | 28 | 18 | 10 | — | — |
| **Total** | $235,029 | $50,862 | $70,394 | $42,972 | $70,801 |

(a) Primarily related to operating lease obligations and contractual closing costs.

In addition to the cash commitments above, we also have $120.0 million of long-term income taxes payable, for which the timing of payment is not reasonably estimable, given the many variables related to these liabilities. See Note 13 to the consolidated financial statements for further discussion of information related to long-term income taxes payable.

## CRITICAL ACCOUNTING ESTIMATES

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). In connection with the preparation of our financial statements, we are required to make assumptions and estimates about future events, and apply judgments that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosures. We base our assumptions, estimates and judgments on historical experience, current trends and other factors that management believes to be relevant at the time our consolidated financial statements are prepared. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material.

Our significant accounting policies are discussed in Note 1, *Basis of Presentation and Significant Accounting Policies*, of the Notes to Consolidated Financial Statements, included in Item 8, *Financial Statements and Supplementary Data*, of this Annual Report on Form 10-K. Management believes that the following accounting policies are the most critical to aid in fully understanding and evaluating our reported financial results, and they require management's most difficult, subjective or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain. Management has reviewed these critical accounting estimates and related disclosures with the Audit Committee of our Board of Directors.

***Revenue Recognition and Accounts Receivable***

The Company recognizes revenue on agreements in accordance with SEC Staff Accounting Bulletin No. 104, *Revenue Recognition* and Financial Accounting Standards Board's ("FASB") Emerging Issues Task Force ("EITF") issue No. 00-21, *Revenue Arrangements with Multiple Deliverables.*

*Careers (North America and International).* Our Careers segments primarily earn revenue from the placement of job postings on the websites within the Monster network, access to the Monster network's online resume database and other career related services. We recognize revenue at the time that job postings are displayed on the Monster network websites, based upon customer usage patterns. Revenue earned from subscriptions to the Monster network's resume database is recognized over the length of the underlying subscriptions, typically from two weeks to twelve months. Revenue associated with multiple element contracts is allocated based on the relative fair value of the services included in the contract. Unearned revenues are reported on the balance sheet as deferred revenue. We review accounts receivable for those that may potentially be uncollectible and any accounts receivable balances that are determined to be uncollectible are included in our allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off against the allowance.

*Internet Advertising & Fees.* Our Internet Advertising & Fees segment primarily earns revenue from the display of advertisements on the Monster network of websites, "click-throughs" on text based links, leads provided to advertisers and subscriptions to premium services. We recognize revenue for online advertising as "impressions" are delivered. An "impression" is delivered when an advertisement appears in pages viewed by our users. We recognize revenue from the display of click-throughs on text based links as click-throughs occur. A click-through occurs when a user clicks on an advertiser's listing. Revenue from lead generation is recognized as leads are delivered to advertisers. In addition, we recognize revenue for certain subscription products, ratably over the length of the subscription. We review accounts receivable for those that may potentially be uncollectible and any accounts receivable balances that are determined to be uncollectible are included in our allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off against the allowance.

### *Asset Impairment*

*Business Combinations, Goodwill and Intangible Assets.* The Company accounts for business combinations in accordance with FASB Statement of Financial Accounting Standards ("SFAS") No. 141, *Business Combinations* ("SFAS 141"). The purchase method of accounting requires that assets acquired and liabilities assumed be recorded at their fair values on the date of a business acquisition. Our consolidated financial statements and results of operations reflect an acquired business from the completion date of an acquisition. The costs to acquire a business, including transaction, integration and restructuring costs, are allocated to the fair value of net assets acquired upon acquisition. Any excess of the purchase price over the estimated fair values of the net tangible and intangible assets acquired is recorded as goodwill.

The judgments that we make in determining the estimated fair value assigned to each class of assets acquired and liabilities assumed, as well as asset lives, can materially impact net income in periods following a business combination. We generally use either the income, cost or market approach to aid in our conclusions of such fair values and asset lives. The income approach presumes that the value of an asset can be estimated by the net economic benefit to be received over the life of the asset, discounted to present value. The cost approach presumes that an investor would pay no more for an asset than its replacement or reproduction cost. The market approach estimates value based on what other participants in the market have paid for reasonably similar assets. Although each valuation approach is considered in valuing the assets acquired, the approach ultimately selected is based on the characteristics of the asset and the availability of information.

We evaluate our goodwill annually for impairment or more frequently if indicators of potential impairment exist. The determination of whether or not goodwill has become impaired involves a significant level of judgment in the assumptions underlying the approach used to determine the value of our reporting units. Changes in our strategy and/or market conditions could significantly impact these judgments and require reductions to recorded amounts of intangible assets.

*Long-lived assets.* We review long-lived assets for impairment whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Determining whether an impairment has occurred typically requires various estimates and assumptions, including determining which cash flows are directly related to the potentially impaired asset, the useful life over which cash flows will occur, their amount and the asset's residual value, if any. In turn, measurement of an impairment loss requires a determination of fair value, which is based on the best information available. We use internal discounted cash flows estimates, quoted market prices when available and independent appraisals, as appropriate, to determine fair value. We derive the required cash flow estimates from our historical experience and our internal business plans and apply an appropriate discount rate.

***Stock-Based Compensation***

We account for stock-based compensation in accordance with SFAS No. 123 (revised 2004), *Share-Based Payment* ("SFAS 123R"). Under the fair value recognition provisions of SFAS 123R, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the vesting period, net of estimated forfeitures. We use the Black-Scholes option-pricing model to determine the fair-value of stock option awards. We measure non-vested stock awards using the fair market value of our Common Stock on the date the award is approved. For certain 2008 awards, which were market-based grants, we estimated the fair value of the award utilizing a Monte Carlo simulation model. We award stock options, non-vested stock and market-based and performance-based non-vested stock to employees, directors and executive officers.

***Income Taxes***

We utilize the liability method of accounting for income taxes as set forth in SFAS No. 109, *Accounting for Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is more likely than not that some of the deferred tax assets will not be realized. In determining the need for valuation allowances we consider projected future taxable income and the availability of tax planning strategies. If, in the future we determine that we would not be able to realize our recorded deferred tax assets, an increase in the valuation allowance would decrease earnings in the period in which such determination is made.

We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. For those tax positions where it is more likely than not that a tax benefit will be sustained, we have recorded the largest amount of tax benefit with a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where it is not more likely than not that a tax benefit will be sustained, no tax benefit has been recognized in the financial statements.

Prior to 2007 the Company determined its tax contingencies in accordance with SFAS No. 5, Accounting for Contingencies. The Company recorded estimated tax liabilities to the extent the contingencies were probable and could be reasonably estimated.

***Equity Method Investments***

Losses in equity interest for the year ended December 31, 2008, are from our equity method investments in Finland, Australia and ChinaHR and are based on unaudited financial information. Although we do not anticipate material differences, audited results may differ. ChinaHR's results are included in loss in equity interests until we acquired the remaining equity interest on October 8, 2008, at which time we began consolidating ChinaHR's results.

***Restructuring and Other Special Charges***

We have recorded significant charges and accruals in connection with our 2007 restructuring initiatives and prior business reorganization plans. These accruals include estimates pertaining to future lease obligations, employee separation costs and the settlements of contractual obligations resulting from our actions. Although we do not anticipate significant changes, the actual costs may differ from these estimates.

### *Recent Accounting Pronouncements*

In April 2008, the FASB issued Staff Position ("FSP") No. 142-3 ("FSP 142-3"), "Determination of the Useful Life of Intangible Assets." FSP 142-3 amends the factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets under FASB Statement No. 142, "Goodwill and Other Intangible Assets." This new guidance applies prospectively to intangible assets that are acquired individually or with a group of other assets in business combinations and asset acquisitions. FSP 142-3 is effective for financial statements issued for fiscal years and interim periods beginning after December 15, 2008. Early adoption is prohibited. Since this guidance will be applied prospectively, on adoption, there will be no impact to our current consolidated financial statements.

In June 2008, the FASB issued FSP EITF 03-6-1, *"Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities."* FSP EITF 03-6-1 clarifies that share-based payment awards that entitle their holders to receive nonforfeitable dividends or dividend equivalents before vesting should be considered participating securities. We have grants of non-vested stock that contain non-forfeitable rights to dividends and will be considered participating securities upon adoption of FSP EITF 03-6-1. As participating securities, we will be required to include these instruments in the calculation of earnings per share ("EPS"), and will need to calculate EPS using the "two-class method." The two-class method of computing EPS is an earnings allocation formula that determines EPS for each class of Common Stock and participating security according to dividends declared (or accumulated) and participation rights in undistributed earnings. FSP EITF 03-6-1 is effective for fiscal years beginning after December 15, 2008 on a retrospective basis and will be adopted by us in the first quarter of fiscal 2009. We are currently evaluating the potential impact, if any, the adoption of FSP EITF 03-6-1 could have on its calculation of EPS. As of December 31, 2008, we have never declared a cash dividend.

Effective January 1, 2008, the Company adopted SFAS No. 157, *Fair Value Measurements* ("SFAS 157") for financial assets and liabilities and any other assets and liabilities carried at fair value. This pronouncement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. On November 14, 2007, the FASB agreed to a one-year deferral for the implementation of SFAS 157 for other non-financial assets and liabilities. The Company's adoption of SFAS 157 did not have a material effect on the Company's consolidated financial statements for financial assets and liabilities and any other assets and liabilities carried at fair value.

In October 2008, the FASB issued FSP 157-3 ("FSP 157-3"), "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active." FSP 157-3 clarifies the application of SFAS 157 in a market that is not active and addresses application issues such as the use of internal assumptions when relevant observable data does not exist, the use of observable market information when the market is not active and the use of market quotes when assessing the relevance of observable and unobservable data. FSP 157-3 is effective for all periods presented in accordance with SFAS No. 157. The guidance in FSP 157-3 is effective immediately and did not have an impact on the Company upon adoption. See Note 6 for information and related disclosures regarding the Company's fair value measurements.

On December 4, 2007, the FASB issued SFAS 141(R), *Business Combinations* ("SFAS 141R"). SFAS 141R replaces SFAS 141, *Business Combinations* and applies to all transactions or other events in which an entity obtains control of one or more businesses. SFAS 141R requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose additional information needed to evaluate and understand the nature and financial effect of the business combination. SFAS 141R is effective prospectively for fiscal years beginning after December 15, 2008 and may not be applied before that date. The Company is currently evaluating the impact, if any, that the adoption of SFAS 141R will have on its consolidated results of operations and financial condition.

On December 4, 2007, the FASB issued SFAS 160, *Noncontrolling Interests in Consolidated Financial Statements* ("SFAS 160"). SFAS 160 amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest (or minority interests) in a subsidiary and for the deconsolidation of a subsidiary by requiring all noncontrolling interests in subsidiaries be reported in the same way, as equity in the consolidated financial statements and eliminates the diversity in accounting for transactions between an entity and noncontrolling interests by requiring they be treated as equity transactions. SFAS 160 is effective prospectively for fiscal years beginning after December 15, 2008 and may not be applied before that date. The Company is currently evaluating the impact, if any, that the adoption of SFAS 160 will have on its consolidated results of operations and financial condition.

On March 19, 2008, the FASB issued SFAS No. 161, *"Disclosures about Derivative Instruments and Hedging Activities, an amendment of SFAS No. 133"* ("SFAS 161"). SFAS 161 requires enhanced disclosures about an entity's derivative and hedging activities and is effective for fiscal years and interim periods beginning after November 15, 2008. The Company is currently evaluating the additional disclosures required by SFAS 161.

## ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

### Foreign Exchange Risk

During 2008, revenue from our international operations accounted for 45% of our consolidated revenue. Revenue and related expenses generated from our international websites are generally denominated in the functional currencies of the local countries. Our primary foreign currencies are Euros and British Pounds. The functional currency of our subsidiaries that either operate or support these websites is the same as the corresponding local currency. The results of operations of, and certain of our intercompany balances associated with, our internationally-focused websites are exposed to foreign exchange rate fluctuations. Upon consolidation, as exchange rates vary, revenue and other operating results may differ materially from expectations, and we may record significant gains or losses on the remeasurement of intercompany balances. The effect of the weakening U.S. dollar in the earlier months of 2008 contributed approximately $13.5 million to reported revenue and approximately $1.6 million to reported operating income during 2008.

We have foreign exchange risk related to foreign-denominated cash, cash equivalents and marketable securities ("foreign funds"). Based on the balance of foreign funds at December 31, 2008 of $209 million, an assumed 5%, 10% and 20% negative currency movement would result in fair value declines of $10 million, $21 million and $42 million, respectively.

We use forward foreign exchange contracts as cash flow hedges to offset risks related to foreign currency transactions. These transactions primarily relate to non-functional currency denominated inter-company funding loans, non-functional currency denominated accounts receivable and non-functional currency denominated accounts payable. We do not enter into derivative financial instruments for trading purposes.

The financial statements of our non-U.S. subsidiaries are translated into U.S. dollars using current rates of exchange, with gains or losses included in the cumulative translation adjustment account, a component of stockholders' equity. During the year ended December 31, 2008, our cumulative translation adjustment account decreased $91.0 million, primarily attributable to the strengthening of the U.S. dollar against the Swedish Krona, Korean Won and the British Pound.

### Interest Rate Risk

#### *Credit Facilities*

As of December 31, 2008, our short-term and long-term debt was comprised primarily of borrowings under our senior unsecured revolving credit facility and borrowings of our ChinaHR subsidiary under an unsecured uncommitted revolving credit facility that we guarantee. The credit facilities' interest rates may be reset due to fluctuation in a market-based index, such as the federal funds rate, the London Interbank Offered Rate (LIBOR), the Bank of America prime rate or the People's Bank of China rate. Assuming the amount of borrowings available under our credit facilities were fully drawn during 2008, we would have had $255 million outstanding under such facilities, and a hypothetical 1.00% (100 basis-point) change in the interest rates of our credit facilities would have changed our pre-tax earnings by approximately $2.6 million for the fiscal year ended December 31, 2008. Assuming the amount of borrowings under our credit facility was equal to the amount of outstanding borrowings on December 31, 2008, we would have had $56.7 million of total usage and a hypothetical 1.00% (100 basis-point) change in the interest rates of our credit facilities would have changed our pre-tax earnings by approximately $0.6 million for the fiscal year ended December 31, 2008. We do not manage the interest rate risk on our debt through the use of derivative instruments.

*Investment Portfolio*

Our investment portfolio is comprised primarily of cash and cash equivalents and investments in a variety of debt instruments of high quality issuers, primarily bank deposits, auction-rate bonds, sovereign commercial paper and money market funds. A hypothetical 1.00% (100 basis-point) change in interest rates would have changed our annual pretax earnings by approximately $3.0 million for the fiscal year ended December 31, 2008.

## Other Market Risks

*Investments in Auction-Rate Bonds*

As of December 31, 2008, the Company held $92.0 million (at par and cost value) of investments in auction rate securities. Given current conditions in the auction-rate bond market as described in Note 7, Investments, of the Notes to Condensed Consolidated Financial Statements in this Annual Report on Form 10-K, the auction rate bonds with the original par value and cost of $92.0 million were written down to an estimated fair value of $90.4 million, resulting in an unrealized loss of $1.6 million. This loss is deemed to be a temporary impairment and has been reflected in accumulated other comprehensive income, a component of stockholders' equity. We may incur additional temporary unrealized losses or other-than-temporary realized losses in the future if market conditions persist and we are unable to recover the cost of our auction rate bond investments. A hypothetical 100-basis-point loss from the par value of these investments would have resulted in a $0.9 million impairment as of December 31, 2008.

## ITEM 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

The following are the consolidated financial statements and exhibits of Monster Worldwide, Inc. and its consolidated subsidiaries, which are filed as part of this report.

### MONSTER WORLDWIDE, INC.

### INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Monster Worldwide, Inc.
New York, New York

We have audited the accompanying consolidated balance sheets of Monster Worldwide, Inc. (the "Company") as of December 31, 2008 and 2007 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Monster Worldwide, Inc. at December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 13 to the consolidated financial statements, effective January 1, 2007 the Company adopted FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes — an Interpretation of FASB No. 109.*

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Monster Worldwide, Inc.'s internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated February 10, 2009 expressed an unqualified opinion thereon.

/s/ BDO SEIDMAN, LLP

New York, New York
February 10, 2009

## MONSTER WORLDWIDE, INC.

## CONSOLIDATED BALANCE SHEETS
### (In thousands, except per share amounts)

| | December 31, 2008 | December 31, 2007 |
|---|---|---|
| **ASSETS** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 222,260 | $ 129,744 |
| Available-for-sale securities | 1,425 | 448,703 |
| Accounts receivable, net of allowance for doubtful accounts of $14,064 and $15,613 in 2008 and 2007, respectively | 376,720 | 499,854 |
| Prepaid and other | 82,416 | 106,664 |
| **Total current assets** | **682,821** | **1,184,965** |
| Available-for-sale securities, non-current | 90,347 | — |
| Goodwill | 894,546 | 615,334 |
| Property and equipment, net | 161,282 | 123,397 |
| Intangibles, net | 52,335 | 35,351 |
| Investment in unconsolidated affiliates | 1,843 | 50,871 |
| Other assets | 33,416 | 53,162 |
| Non-current assets of discontinued operations | — | 14,730 |
| **Total assets** | **$1,916,590** | **$2,077,810** |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Current liabilities: | | |
| Accounts payable | $ 41,524 | $ 57,334 |
| Accrued expenses and other current liabilities | 205,005 | 233,611 |
| Deferred revenue | 414,312 | 524,331 |
| Borrowings under credit facilities | 54,971 | — |
| Income taxes payable | 7,896 | 13,384 |
| **Total current liabilities** | **723,708** | **828,660** |
| Long-term income taxes payable | 119,951 | 111,108 |
| Deferred income taxes | 24,658 | 14,878 |
| Other long-term liabilities | 1,000 | 2,387 |
| Non-current liabilities of discontinued operations | — | 4,276 |
| **Total liabilities** | **869,317** | **961,309** |
| Commitments and Contingencies | | |
| Stockholders' equity: | | |
| Preferred stock, $.001 par value, authorized 800 shares; issued and outstanding: none | — | — |
| Common stock $.001 par value, authorized 1,500,000 shares; issued: 133,335 and 128,280 shares, respectively; outstanding: 118,614 and 119,013 shares, respectively | 133 | 128 |
| Class B common stock, $.001 par value, authorized 39,000 shares; issued and outstanding: 0 and 4,762 shares, respectively | — | 5 |
| Additional paid-in capital | 1,367,373 | 1,468,808 |
| Accumulated other comprehensive income, net | 25,801 | 118,387 |
| Accumulated deficit | (346,034) | (470,827) |
| **Total stockholders' equity** | **1,047,273** | **1,116,501** |
| **Total liabilities and stockholders' equity** | **$1,916,590** | **$2,077,810** |

See accompanying notes.

## MONSTER WORLDWIDE, INC.

## CONSOLIDATED STATEMENTS OF OPERATIONS
**(In thousands, except per share amounts)**

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2008 | 2007 | 2006 |
| **Revenue** | **$1,343,627** | **$1,323,804** | **$1,080,187** |
| Salaries and related | 543,268 | 524,652 | 407,013 |
| Office and general | 282,699 | 268,843 | 195,155 |
| Marketing and promotion | 291,198 | 294,480 | 251,611 |
| Provision for legal settlements, net | 40,100 | — | — |
| Restructuring and other special charges | 16,407 | 16,597 | — |
| **Total operating expenses** | **1,173,672** | **1,104,572** | **853,779** |
| **Operating income** | **169,955** | **219,232** | **226,408** |
| Interest income, net | 14,315 | 25,833 | 17,107 |
| Other income (expense), net | 2,968 | (211) | 1,936 |
| Interest and other, net | 17,283 | 25,622 | 19,043 |
| Income from continuing operations before income taxes and loss in equity interests | 187,238 | 244,854 | 245,451 |
| Income taxes | 64,910 | 86,461 | 86,519 |
| Loss in equity interests, net | (7,839) | (8,298) | (7,096) |
| **Income from continuing operations** | **114,489** | **150,095** | **151,836** |
| Income (loss) from discontinued operations, net of tax | 10,304 | (3,696) | (114,699) |
| **Net income** | **$ 124,793** | **$ 146,399** | **$ 37,137** |
| **Basic earnings (loss) per share:** | | | |
| Income from continuing operations | $ 0.95 | $ 1.17 | $ 1.19 |
| Income (loss) from discontinued operations, net of tax | 0.09 | (0.03) | (0.90) |
| **Basic earnings per share** | **$ 1.04** | **$ 1.14** | **$ 0.29** |
| **Diluted earnings (loss) per share:*** | | | |
| Income from continuing operations | $ 0.94 | $ 1.15 | $ 1.16 |
| Income (loss) from discontinued operations, net of tax | 0.09 | (0.03) | (0.87) |
| **Diluted earnings per share** | **$ 1.03** | **$ 1.12** | **$ 0.28** |
| * — Earnings per share may not add in certain periods due to rounding | | | |
| **Weighted average shares outstanding:** | | | |
| Basic | 120,557 | 128,785 | 128,077 |
| Diluted | 121,167 | 130,755 | 131,247 |

See accompanying notes.

## MONSTER WORLDWIDE, INC.

## CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
### (In thousands)

| | Shares of Common Stock | Shares of Class B Common Stock | Common Stock and Additional Paid-in Capital | Accumulated Deficit | Accumulated Other Comprehensive Income (Loss) | Total Stockholders' Equity |
|---|---|---|---|---|---|---|
| **Balance, January 1, 2006** | **121,830** | **4,762** | **$1,549,063** | **$(651,238)** | **$ 35,515** | **$ 933,340** |
| Net income | — | — | — | 37,137 | — | 37,137 |
| Net unrealized gain on forward foreign exchange contracts and other | — | — | — | — | 82 | 82 |
| Change in cumulative foreign currency translation adjustment | — | — | — | — | 52,035 | 52,035 |
| Comprehensive income | | | | | | $ 89,254 |
| Issuance of common stock in connection with business combinations | 20 | — | 1,164 | — | — | 1,164 |
| Issuance of common stock for stock option exercises, 401(k) match and other | 3,776 | — | 94,628 | — | — | 94,628 |
| Tax benefit of stock-based compensation | — | — | 17,972 | — | — | 17,972 |
| Repurchase of common stock | (7) | — | (37,492) | — | — | (37,492) |
| Stock based compensation — restricted stock | 105 | — | 10,819 | — | — | 10,819 |
| **Balance, December 31, 2006** | **125,724** | **4,762** | **1,636,154** | **(614,101)** | **87,632** | **1,109,685** |
| Net income | — | — | — | 146,399 | — | 146,399 |
| Net unrealized gain on investments | — | — | — | — | 149 | 149 |
| Change in cumulative foreign currency translation adjustment | — | — | — | — | 30,606 | 30,606 |
| Comprehensive income | | | | | | $ 177,154 |
| Cumulative effect of adoption of FIN 48 | — | — | — | (3,125) | | (3,125) |
| Repurchase of common stock | (251) | — | (262,495) | — | — | (262,495) |
| Issuance of common stock for stock option exercises | 2,136 | — | 54,890 | — | — | 54,890 |
| Tax benefit of stock-based compensation | — | — | 11,744 | — | — | 11,744 |
| Stock based compensation — restricted stock | 661 | — | 27,739 | — | — | 27,739 |
| Stock based compensation — stock options | — | — | 442 | — | — | 442 |
| Stock bonus award | 10 | — | 467 | — | — | 467 |
| **Balance, December 31, 2007** | **128,280** | **4,762** | **1,468,941** | **(470,827)** | **118,387** | **1,116,501** |
| Net income | — | — | — | 124,793 | — | 124,793 |
| Net unrealized loss on investments | — | — | — | — | (1,603) | (1,603) |
| Change in cumulative foreign currency translation adjustment | — | — | — | — | (90,983) | (90,983) |
| Comprehensive income | | | | | | $ 32,207 |
| Conversion of Class B Common Stock to Common Stock | 4,762 | (4,762) | — | — | — | — |
| Repurchase of common stock | (59) | — | (128,165) | — | — | (128,165) |
| Issuance of common stock for stock option exercises | 90 | — | 1,461 | — | — | 1,461 |
| Tax provision for stock-based compensation | — | — | (4,804) | — | — | (4,804) |
| Stock based compensation — restricted stock | 254 | — | 29,202 | — | — | 29,202 |
| Stock based compensation — stock options | — | — | 651 | — | — | 651 |
| Stock bonus award | 8 | — | 220 | — | — | 220 |
| **Balance, December 31, 2008** | **133,335** | **—** | **$1,367,506** | **$(346,034)** | **$ 25,801** | **$1,047,273** |

See accompanying notes.

## MONSTER WORLDWIDE, INC.

## CONSOLIDATED STATEMENTS OF CASH FLOWS
### (In thousands)

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2008 | 2007 | 2006 |
| Cash flows provided by operating activities: | | | |
| **Net income** | **$ 124,793** | **$ 146,399** | **$ 37,137** |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| (Income) loss from discontinued operations, net of tax | (10,304) | 3,696 | 114,699 |
| Depreciation and amortization | 58,020 | 43,908 | 36,428 |
| Provision for legal settlements, net | 40,100 | — | — |
| Provision for doubtful accounts | 16,231 | 12,906 | 9,055 |
| Non-cash compensation | 29,853 | 28,181 | 10,819 |
| Loss in equity interests | 7,839 | 8,298 | 7,096 |
| Loss on net disposal of assets | 3,933 | 665 | — |
| Deferred income taxes | 7,430 | (5,459) | 10,781 |
| Common stock issued for matching contribution to 401(k) plan | — | — | 1,854 |
| Changes in assets and liabilities, net of purchase transactions: | | | |
| Accounts receivable | 112,520 | (67,778) | (171,312) |
| Prepaid and other | 23,168 | (26,213) | (21,817) |
| Deferred revenue | (118,299) | 80,186 | 116,556 |
| Payments for legal settlements, net | (29,887) | — | — |
| Accounts payable, accrued liabilities and other | (32,714) | 51,840 | 92,595 |
| Net cash (used for) provided by operating activities of discontinued operations | (6,849) | (7,450) | 24,304 |
| Total adjustments | 101,041 | 122,780 | 231,058 |
| **Net cash provided by operating activities** | **225,834** | **269,179** | **268,195** |
| Cash flows (used for) provided by investing activities: | | | |
| Capital expenditures | (93,627) | (63,800) | (54,334) |
| Payments for acquisitions and intangible assets, net of cash acquired | (292,836) | (2,549) | (19,601) |
| Purchase of marketable securities | (183,932) | (1,424,861) | (1,722,425) |
| Sales and maturities of marketable securities | 539,286 | 1,514,051 | 1,308,279 |
| Cash funded to equity investee | (6,402) | (10,000) | (10,000) |
| Dividends received from unconsolidated investee | 1,011 | — | — |
| Net proceeds from sale of businesses | — | — | 69,155 |
| Investment in unconsolidated affiliate | — | — | (19,936) |
| Net cash used for investing activities of discontinued operations | — | (255) | (4,196) |
| **Net cash (used for) provided by investing activities** | **(36,500)** | **12,586** | **(453,058)** |
| Cash flows (used in) provided by financing activities: | | | |
| Proceeds from borrowings on credit facilities short-term | 251,971 | — | — |
| Payments on borrowings on credit facilities short-term | (197,893) | — | — |
| Repurchase of common stock | (128,165) | (262,495) | (14,734) |
| Cash received from the exercise of employee stock options | 1,461 | 54,890 | 92,263 |
| Excess tax benefits from stock-based compensation | 1,003 | 13,799 | 17,972 |
| Payments on capitalized leases and other debt obligations | (171) | (100) | (171) |
| Payments on acquisition debt | — | (23,362) | (29,245) |
| Structured stock repurchase | — | — | (22,758) |
| **Net cash (used in) provided by financing activities** | **(71,794)** | **(217,268)** | **43,327** |
| Effects of exchange rates changes on cash | (25,024) | 6,567 | 3,619 |
| Net increase (decrease) in cash and cash equivalents | 92,516 | 71,064 | (137,917) |
| Cash and cash equivalents, beginning of year | 129,744 | 58,680 | 196,597 |
| **Cash and cash equivalents, end of year** | **$ 222,260** | **$ 129,744** | **$ 58,680** |

See accompanying notes.

## 1. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

### *The Company*

Monster Worldwide, Inc. (together with its consolidated subsidiaries, the "Company") has continuing operations that consist of three reportable segments: Careers — North America, Careers — International and Internet Advertising & Fees. Revenue in the Company's Careers segments are primarily earned from the placement of job postings on the websites within the Monster network, access to the Company's resume databases and other career-related services. Revenue in the Company's Internet Advertising & Fees segment is primarily earned from the display of advertisements on the Monster network of websites, click-throughs on text based links, leads provided to advertisers and subscriptions to premium services. The Company's Careers segments provide online services to customers in a variety of industries throughout North America, Europe and the Asia-Pacific region, while Internet Advertising & Fees delivers online services primarily in North America.

### *Basis of Presentation*

The consolidated financial statements include the accounts of the Company and all of its wholly-owned and majority-owned subsidiaries. Investments in which the Company does not have a controlling interest or is not the primary beneficiary are accounted for under the equity method. All significant inter-company accounts and transactions have been eliminated in consolidation.

### *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. These estimates include, among others, allowances for doubtful accounts, fair value of financial assets and liabilities, net realizable values on long-lived assets and deferred tax assets and liabilities, certain accrued expense accounts, deferred revenue, goodwill and revenue recognition. Actual results could differ from those estimates.

Certain reclassifications of prior year amounts have been made for consistent presentation.

### *Revenue Recognition*

The Company recognizes revenue on agreements in accordance with Securities and Exchange Commission ("SEC") Staff Accounting Bulletin No. 104, *Revenue Recognition* and Financial Accounting Standards Board's ("FASB") Emerging Issues Task Force ("EITF") issue No. 00-21, *Revenue Arrangements with Multiple Deliverables.*

Accordingly, the Company recognizes revenue when persuasive evidence of an arrangement exists, service has been rendered, the sales price is fixed or determinable, and collection is probable. The Company recognizes revenue as follows for each of its reportable segments:

*Careers (North America and International).* The Company's Careers segments predominately earn revenue from the placement of job postings on the websites within the Monster network, access to the Monster network's online resume database and other career-related services. The Company recognizes revenue at the time that job postings are displayed on the Monster network of websites, based upon customer usage patterns. Revenue earned from subscriptions to the Monster network's resume database is recognized over the length of the underlying subscriptions, typically from two weeks to twelve months. Revenue associated with multiple element contracts is allocated based on the relative fair value of the services included in the contract. Unearned revenues are reported on the balance sheet as deferred revenue.

*Internet Advertising & Fees.* The Company's Internet Advertising & Fees segment primarily earns revenue from the display of advertisements on the Monster network of websites, "click-throughs" on text based links, leads provided to advertisers and subscriptions to premium services. The Company recognizes revenue for online advertising as "impressions" are delivered. An "impression" is delivered when an advertisement appears in pages viewed by users. The Company recognizes revenue from the display of click-throughs on text based links as click-throughs occur. A click-through occurs when a user clicks on an advertiser's listing. Revenue from lead generation is recognized as leads are delivered to advertisers. In addition, the Company recognizes revenue for certain subscription products, which are recognized ratably over the length of the subscription. Unearned revenues are reported on the balance sheet as deferred revenue.

***Business Combinations and Dispositions***

The Company accounts for business combinations in accordance with FASB Statement of Financial Accounting Standards ("SFAS") No. 141, *Business Combinations* ("SFAS 141"). The purchase method of accounting requires that assets acquired and liabilities assumed be recorded at their fair values on the date of a business acquisition. Therefore, the consolidated financial statements reflect the results of operations of an acquired business from the completion date of an acquisition. The costs to acquire a business, including transaction costs, are allocated to the fair value of net assets acquired upon acquisition. Any excess of the purchase price over the estimated fair values of the net assets acquired is recorded as goodwill.

For the period January 1, 2006 through December 31, 2008, the Company completed five business combinations. Note 3 to the consolidated financial statements contains a full discussion of the Company's business combinations completed from January 1, 2006 through December 31, 2008.

The Company accounts for business dispositions in accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* ("SFAS 144"). SFAS 144 requires the results of operations of business dispositions to be segregated from continuing operations and reflected as discontinued operations in current and prior periods. The results of the Company's continuing operations have been restated to reflect such dispositions in each period presented. See Note 9 to the financial statements for further discussion of the Company's disposition transactions.

***Marketing and Promotion***

Advertising production costs are recorded as expense the first time an advertisement appears. Costs of communicating advertising are recorded as expense as advertising space or airtime is used. All other advertising costs are expensed as incurred.

***Fair Value of Financial Instruments***

The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, accounts receivable, accounts payable and accrued expense and other current liabilities approximate fair value because of the immediate or short-term maturity of these financial instruments. The Company's debt consists of borrowings under credit facilities, which approximates fair value due to market interest rates.

***Concentrations of Risk***

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash and cash equivalents, marketable securities and accounts receivable. Cash and cash equivalents are maintained with several financial institutions. Deposits held with banks may exceed the amount of insurance provided on such deposits. Generally these deposits may be redeemed upon demand. The Company also invests in short-term commercial paper rated P1 by Moody's or A1 by Standard & Poors or better. As of December 31, 2008, the Company held available-for-sale investments with a fair value of $91,772. These investments are subject to fluctuations based on changes in interest rates and market prices.

The Company performs continuing credit evaluations of its customers, maintains allowances for potential credit losses and does not require collateral. The Company makes judgments as to its ability to collect outstanding receivables based primarily on management's evaluation of the customer's financial condition, past collection history and overall aging of the receivables. Historically, such losses have been within management's expectations. The Company has not experienced significant losses related to receivables from individual customers or groups of customers in any particular industry or geographic area.

### *Cash and Cash Equivalents and Marketable Securities*

Cash and cash equivalents, which primarily consist of commercial paper, bank time deposits and money-market funds, are stated at cost, which approximates fair value. For financial statement presentation purposes, the Company considers all highly liquid investments having original maturities of three months or less to be cash equivalents. Outstanding checks in excess of account balances, typically payroll and other contractual obligations disbursed on or near the last day of a reporting period, are reported as a current liability in the accompanying consolidated balance sheets.

The Company's marketable securities are classified as available-for-sale investments and are reported at fair value, with unrealized gains and losses recorded as a component of accumulated other comprehensive income. Realized gains or losses and declines in value judged to be other than temporary, if any, are reported in other income, net in the statements of operations. The Company evaluates its investments periodically for possible impairment and reviews factors such as the length of time and extent to which fair value has been below cost basis and the Company's ability and intent to hold the investment for a period of time which may be sufficient for anticipated recovery in market value. Marketable securities as of December 31, 2008 primarily consisted of auction rate bonds, which are classified as non-current.

### *Accounts Receivable*

The Company's accounts receivable primarily consist of trade receivables. Management reviews accounts receivable on a monthly basis to determine if any receivables will potentially be uncollectible. The Company includes any accounts receivable balances that are determined to be uncollectible in its allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. Based on the information available, the Company believes its allowance for doubtful accounts as of December 31, 2008 and 2007 are adequate. However, actual write-offs could exceed the recorded allowance. Activity in the allowance for doubtful accounts is as follows:

| Year Ended December 31, | Beginning Balance | Charged to Costs and Expenses | Write-Offs and Other | Ending Balance |
|---|---|---|---|---|
| 2008 | $15,613 | $16,231 | $(17,780) | $14,064 |
| 2007 | $11,924 | $12,906 | $ (9,217) | $15,613 |
| 2006 | $11,049 | $ 9,055 | $ (8,180) | $11,924 |

### *Property and Equipment*

Computer and communications equipment, furniture and fixtures and capitalized software costs are stated at cost and are depreciated using the straight line method over the estimated useful lives of the assets, generally three to ten years. Leasehold improvements are stated at cost and amortized, using the straight-line method, over their estimated useful lives, or the lease term, whichever is shorter.

### *Internal Use Software and Website Development Costs*

In accordance with American Institute of Certified Public Accountants Statement of Position No. 98-1, *Accounting for the Cost of Computer Software Developed or Obtained for Internal Use*, the Company capitalizes costs to purchase or internally develop software for internal use, as well as costs incurred to design, develop, test and implement enhancements to its website. These costs are included in property and equipment and the estimated useful life is five years. Costs capitalized were $39,732, $14,391 and $11,113 for the years ended December 31, 2008, 2007 and 2006, respectively.

### *Goodwill and Intangible Assets*

The Company evaluates its long-lived assets for impairment in accordance with SFAS No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142"). Goodwill is recorded when the purchase price paid for an acquisition exceeds the estimated fair value of the net identified tangible and intangible assets acquired. The Company performs an annual review in the fourth quarter of each year, or more frequently if indicators of potential impairment exist, to determine if the carrying value of the recorded goodwill is impaired. The impairment review process compares the fair value of the reporting unit in which goodwill resides to its carrying value. The determination of whether or not goodwill has become impaired involves a significant level of judgment in the assumptions underlying the approach used to determine the value of the Company's reporting units. Changes in the Company's strategy and/or market conditions could significantly impact these judgments and require adjustments to recorded amounts of intangible assets. Based on impairment tests performed, no impairment of goodwill has been identified for the years ended December 31, 2008, 2007 and 2006.

Other intangible assets primarily consist of the value of customer relationships, non-compete agreements, acquired technology, trademarks and internet domains. Amortizable intangible assets are primarily being amortized on a basis that approximates economic use, over periods ranging from two to thirty years.

### *Long-Lived Assets*

Long-lived assets, other than goodwill are evaluated for impairment when events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of these assets and its eventual disposition are less than its carrying amount.

Intangible assets are primarily evaluated on an annual basis, generally in conjunction with the Company's evaluation of goodwill balances. Impairment, if any, is assessed by using internally developed discounted cash flows estimates, quoted market prices, when available, and independent appraisals to determine fair value. The determination of whether or not long-lived assets have become impaired involves a significant level of judgment in the assumptions underlying the approach used to determine the estimated future cash flows expected to result from the use of those assets. Changes in the Company's strategy, assumptions and/or market conditions could significantly impact these judgments and require adjustments to recorded amounts of long-lived assets. As of December 31, 2008, there were no impairment indicators present.

### *Foreign Currency Translation and Transactions*

The financial position and results of operations of the Company's foreign subsidiaries are determined using local currency as the functional currency. Assets and liabilities of these subsidiaries are translated at the exchange rate in effect at each year-end. Income statement accounts are translated at the average rate of exchange prevailing during the year. Translation adjustments arising from the use of differing exchange rates from period to period are included in other comprehensive income, a component of stockholders' equity. Gains and losses resulting from other foreign currency transactions, including forward foreign exchange contracts, are included in other income, net.

Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. The Company's items of other comprehensive income are foreign currency translation adjustments, which relate to investments that are permanent in nature and unrealized gains and unrealized losses related to the Company's available-for-sale securities, net of applicable income taxes. To the extent that such amounts relate to investments that are permanent in nature, no adjustments for income taxes are made.

The Company uses forward foreign exchange contracts as cash flow hedges to offset risks related to foreign currency transactions. These transactions primarily relate to non-functional currency denominated inter-company funding loans and non-functional currency accounts receivable and non-functional currency indebtedness. As of December 31, 2008, the notional value of these forward foreign exchange contracts was approximately $33,200 and the corresponding accumulated unrealized loss was approximately $100, which is included in other expense, net. The Company does not trade derivative financial instruments for speculative purposes.

### *Income Taxes*

The Company utilizes the liability method of accounting for income taxes as set forth in SFAS No. 109, *Accounting for Income Taxes* ("SFAS 109"). Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is more likely than not that some of the deferred tax assets will not be realized.

On January 1, 2007 the Company adopted the provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109* ("FIN 48"), which have been applied to all income tax positions commencing from that date. FIN 48 provides detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise's financial statements in accordance with SFAS 109. Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of FIN 48 and in subsequent periods. The Company recognizes potential accrued interest and penalties related to unrecognized tax benefits within operations as income tax expense. Upon adoption, the Company increased its existing liabilities for uncertain tax positions by $3,125 and this cumulative effect of applying the provisions of FIN 48 have been reported as an adjustment to the opening balance of the Company's accumulated deficit as of January 1, 2007. The Company also reclassified a portion of previously accrued income tax liabilities from current to non-current because payment of cash was not anticipated within one year of the balance sheet date. The Company recognizes potential accrued interest and penalties related to unrecognized tax benefits on the income statement as a component of income tax expense.

Prior to 2007, the Company determined its income tax contingencies in accordance with SFAS No. 5, *Accounting for Contingencies*. The Company recorded estimated tax liabilities to the extent the contingencies were probable and could be reasonably estimated.

### *Stock-Based Compensation*

The Company accounts for stock-based compensation in accordance with SFAS No. 123 (revised 2004), *Share-Based Payment* ("SFAS 123R"). Under the fair value recognition provisions of SFAS 123R, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, net of estimated forfeitures. The Company uses the Black-Scholes option-pricing model to determine the fair-value of stock option awards. The Company measures non-vested stock awards using the fair market value of the Company's common stock on the date the award is approved. For certain 2008 awards, which were market-based grants, the Company estimated the fair value of the award utilizing a Monte Carlo simulation model. The Company awards stock options, non-vested stock, market-based non-vested stock and performance-based non-vested stock to employees, directors and executive officers.

### *Restructuring and Other Special Charges*

The Company has recorded significant charges and accruals in connection with its 2007 restructuring initiatives and prior business reorganization plans. These accruals include estimates pertaining to future lease obligations, employee separation costs and the settlements of contractual obligations resulting from its actions. Although the Company does not anticipate significant changes, the actual costs may differ from these estimates.

### *Earnings Per Share*

Basic earnings per share does not include the effects of potentially dilutive stock options and restricted stock bonus awards and is computed by dividing income available to common stockholders by the weighted average number of shares of common stock outstanding for the period. Diluted earnings per share reflects, in periods in which they have a dilutive effect, commitments to issue common stock and common stock issuable upon exercise of stock options for periods in which the options' exercise price is lower than the Company's average share price for the period.

Certain stock options and stock issuable under employee compensation plans were excluded from the computation of earnings per share due to their anti-dilutive effect. The weighted average number of such common stock equivalents is approximately 8,881,000, 1,153,000 and 1,280,000 for the years ended December 31, 2008, 2007, and 2006, respectively. A reconciliation of shares used in calculating basic and diluted earnings per common and Class B common share follows:

| | December 31, | | |
|---|---|---|---|
| (Thousands of shares) | 2008 | 2007 | 2006 |
| Basic weighted average shares outstanding | 120,557 | 128,785 | 128,077 |
| Effect of common stock equivalents — stock options and stock issuable under employee compensation plans | 610 | 1,970 | 3,170 |
| Diluted weighted average shares outstanding | 121,167 | 130,755 | 131,247 |

### *Professional Fees and Expenses Related to the Stock Option Investigation*

Certain stock options which were granted on a discounted basis (exercise price is less than the fair market value of the stock on the date of grant) are subject to Internal Revenue Code section 409A ("409A"). The provisions of 409A impose adverse consequences upon the individuals who receive such options including excise tax, additional interest charges and accelerated inclusion in income. In January 2007, the Board of Directors approved a tender offer plan to amend certain stock options granted to approximately 60 individuals who received stock options that are subject to 409A in order to correct the options such that they are no longer subject to this provision. The correction is made by increasing the exercise price to the same value used in connection with the financial statement restatement. For individuals who agreed to the modification, the Company compensated them for the increase in the exercise price by paying an amount equal to the difference in the exercise price for each option. In January 2008, the Company paid approximately $300 to these individuals.

In the second quarter of 2008, the Company recorded a $40,100 provision for legal settlements, net for the settlement of the class action and related lawsuits. The Company paid $29,887, net of insurance reimbursement related to the settlement in 2008. This provision included $22,400 in recoveries from insurance and certain former officers. Additionally, in 2008, 2007 and 2006, the Company recorded costs of approximately $4,400 (net of reimbursements of $12,400 primarily from former associates), $19,100 (net of reimbursements of $4,500 primarily from insurance carriers), and $13,300, respectively, of professional fees as a direct result of the investigation into its stock option grant practices and related accounting. These costs and reimbursements were recorded as a component of "office and general" expenses and primarily relate to professional services for legal, accounting and tax guidance relating to litigation, the informal investigation by the SEC, the investigation by the United States Attorney for the Southern District of New York ("USAO") and the preparation and review of the Company's restated consolidated financial statements. Additionally, in the fourth quarter of 2006, the Company recorded $5,000, as a component of "salaries and related" expenses to compensate optionees whose options expired during the period that the Company's equity compensation programs were suspended. In exchange for payment, the Company received a release of any liability.

The Company expects to continue to incur professional fees related to its historical stock option grant practices. While the Company cannot quantify or estimate the amount or timing of these costs throughout 2009 and into the future, they will primarily relate to legal fees on behalf of former employees and former members of senior management, fees paid in defense of shareholder lawsuits and potential fines or settlements. See Note 17 for further discussion.

### *Effect of Recently Issued Accounting Standards*

In April 2008, the FASB issued FASB Staff Position ("FSP") No. 142-3 ("FSP 142-3"), "Determination of the Useful Life of Intangible Assets." FSP 142-3 amends the factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets under FASB Statement No. 142, "Goodwill and Other Intangible Assets." This new guidance applies prospectively to intangible assets that are acquired individually or with a group of other assets in business combinations and asset acquisitions. FSP 142-3 is effective for financial statements issued for fiscal years and interim periods beginning after December 15, 2008. Early adoption is prohibited. Since this guidance will be applied prospectively, on adoption, there will be no impact to the Company's current consolidated financial statements.

In June 2008, the FASB issued FSP EITF 03-6-1, *"Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities."* FSP EITF 03-6-1 clarifies that share-based payment awards that entitle their holders to receive nonforfeitable dividends or dividend equivalents before vesting should be considered participating securities. The Company has grants of non-vested stock that contain non-forfeitable rights to dividends and will be considered participating securities upon adoption of FSP EITF 03-6-1. As participating securities, the Company will be required to include these instruments in the calculation of earnings per share ("EPS"), and will need to calculate EPS using the "two-class method." The two-class method of computing EPS is an earnings allocation formula that determines EPS for each class of common stock and participating security according to dividends declared (or accumulated) and participation rights in undistributed earnings. FSP EITF 03-6-1 is effective for fiscal years beginning after December 15, 2008 on a retrospective basis and will be adopted by us in the first quarter of fiscal 2009. The Company is currently evaluating the potential impact, if any, the adoption of FSP EITF 03-6-1 could have on its calculation of EPS. As of December 31, 2008, the Company has never declared a cash dividend.

Effective January 1, 2008, the Company adopted SFAS No. 157, *Fair Value Measurements* ("SFAS 157") for financial assets and liabilities. This pronouncement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. On November 14, 2007, the FASB agreed to a one-year deferral for the implementation of SFAS 157 for other non-financial assets and liabilities. The Company's adoption of SFAS 157 did not have a material effect on the Company's consolidated financial statements for financial assets and liabilities and any other assets and liabilities carried at fair value.

In October 2008, the FASB issued FSP 157-3 ("FSP 157-3"), "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active." FSP 157-3 clarifies the application of SFAS 157 in a market that is not active and addresses application issues such as the use of internal assumptions when relevant observable data does not exist, the use of observable market information when the market is not active and the use of market quotes when assessing the relevance of observable and unobservable data. FSP 157-3 is effective for all periods presented in accordance with SFAS No. 157. The guidance in FSP 157-3 is effective immediately and did not have an impact on the Company' financial statements upon adoption. See Note 6 for information and related disclosures regarding the Company's fair value measurements.

On December 4, 2007, the FASB issued SFAS 141(R), *Business Combinations* ("SFAS 141R"). SFAS 141R replaces SFAS 141, *Business Combinations* and applies to all transactions or other events in which an entity obtains control of one or more businesses. SFAS 141R requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose additional information needed to evaluate and understand the nature and financial effect of the business combination. SFAS 141R is effective prospectively for fiscal years beginning after December 15, 2008 and may not be applied before that date. The Company is currently evaluating the impact, if any, that the adoption of SFAS 141R will have on its consolidated results of operations and financial condition.

On December 4, 2007, the FASB issued SFAS 160, *Noncontrolling Interests in Consolidated Financial Statements* ("SFAS 160"). SFAS 160 amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest (or minority interests) in a subsidiary and for the deconsolidation of a subsidiary by requiring all noncontrolling interests in subsidiaries be reported in the same way, as equity in the consolidated financial statements and eliminates the diversity in accounting for transactions between an entity and noncontrolling interests by requiring they be treated as equity transactions. SFAS 160 is effective prospectively for fiscal years beginning after December 15, 2008 and may not be applied before that date. The Company is currently evaluating the impact, if any, that the adoption of SFAS 160 will have on its consolidated results of operations and financial condition.

On March 19, 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities, an amendment of SFAS No. 133* ("SFAS 161"). SFAS 161 requires enhanced disclosures about an entity's derivative and hedging activities and is effective for fiscal years and interim periods beginning after November 15, 2008. The Company is currently evaluating the additional disclosures required by SFAS 161.

## 2. STOCK-BASED COMPENSATION

The Company accounts for stock based compensation in accordance with SFAS 123R. Under the fair-value recognition provisions of SFAS 123R, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the vesting period, net of estimated forfeitures. The Company uses the Black-Scholes option-pricing model to determine the fair-value of stock option awards. The Company measures non-vested stock awards using the fair-market value of the Company's common stock on the date of the grant. For certain 2008 awards, which are market-based grants, the Company estimated the fair value and the requisite service period of the award utilizing a Monte Carlo simulation model. The Company awards stock options and non-vested stock, in the form of Restricted Stock Awards ("RSA") and Restricted Stock Units ("RSU"), market-based RSA and RSU and performance-based RSA and RSU to employees, directors and executive officers. The Compensation Committee of the Company's Board of Directors (the "Compensation Committee") approves all stock-based compensation awards. In accordance with SFAS 123R, the Company has presented excess tax benefits from the exercise of stock options as a financing activity in the consolidated statement of cash flows. Excess tax benefits are realized benefits from tax deductions for exercised options in excess of the deferred tax asset attributable to stock-based compensation costs for such options. These awards are being amortized over the requisite service period on a straight-line basis, net of estimated forfeitures. The Company does not capitalize stock-based compensation costs.

The Company recognized pre-tax compensation expense in the consolidated statement of operations related to stock-based compensation as follows:

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2008 | 2007 | 2006 |
| Non-vested stock, included in salaries and related | $28,040 | $27,739 | $10,671 |
| Non-vested stock, included in restructuring and other special charges | 1,162 | — | — |
| Stock options, included in salaries and related | 651 | 442 | 148 |
| Total | $29,853 | $28,181 | $10,819 |

Included in the 2007 salaries and related for non-vested stock was approximately $12,800 related to the accelerated vesting of RSA and RSU awards related to two former executive officers in accordance with their severance agreements. Certain accrued bonuses are paid for in common stock and for the years ended December 31, 2008 and 2007 those payments fair values were $220 and $467, respectively.

As of December 31, 2008, the Company has issued the following types of equity awards under the Company's 1999 Long Term Incentive Plan, which the Company no longer uses for new equity awards, and the 2008 Equity Incentive Plan.

### *Restricted Stock*

The Company, from time to time, enters into separate non-vested share-based payment arrangements with employees, executives and directors. The Company grants RSU that are subject to continued employment and vesting conditions, but do not have dividend or voting rights. The Company also grants RSA that are subject to continued employment and vesting conditions and have dividend and voting rights. Directors of the Company receive automatic RSA and such awards are measured using the fair market value of the Company's common stock on the date of the automatic grant. The Company also grants market-based RSA and RSU that vest contingent on meeting certain stock price targets within five years of the grant date. The market-based RSA and RSU vest in three equal tranches of 33.3% of each award if, and when, certain stock price targets are achieved and maintained for specific number of days in a consecutive specified period. The Company also grants performance-based RSA and RSU that vest contingent on meeting specific financial results within a specified time period.

The fair value of RSA and RSU awards is recognized as expense ratably over the requisite service period, net of estimated forfeitures.

Tax benefits recognized on the non-vested stock-based compensation expenses were $8,375, $9,981 and $3,947 for years ended December 31, 2008, 2007 and 2006, respectively.

*2008 Restricted Stock.* During 2008, the Company granted RSA of 2,927,000 shares and RSU of 985,000 shares to approximately 2,000 employees, executive officers and directors that vest in various increments on the anniversaries of the individual grant dates through December 16, 2012, subject to the recipient's continued employment or service through each applicable vesting date. The Company also granted market-based RSA of 1,095,000 shares and market-based RSU of 50,000 shares that will vest contingent on meeting certain stock price targets within five years of the grant date. The market-based shares vest in three tranches of 33.3% each of the award if, and when, certain stock price targets of $21.00, $28.00 and $35.00 are achieved and maintained for 15 days in a consecutive 30 day period and the tranches are being amortized over their requisite service period of twenty one, thirty and thirty seven month periods, respectively.

*2007 Restricted Stock.* During 2007, the Company granted 1,505,823 RSA and 126,017 RSU that vest in various increments on the anniversaries of the individual grant dates through December 12, 2011, subject to the recipient's continued employment or service through each applicable vesting date. The Company also granted 789,090 RSU to approximately 740 employees, subject to certain specified performance-based conditions, with an aggregate grant value of $37,183. The Company did not meet the 2007 RSU pre-determined performance-based conditions and as a result, 561,760 RSU grants with an aggregate value of $26,414 were forfeited and an additional 227,330 were forfeited prior to December 31, 2007.

*2006 Restricted Stock.* In 2006, the Company granted 681,300 RSU to approximately 350 employees, subject to certain specified performance-based conditions. In February 2007, the performance-based conditions were certified by the Compensation Committee. Accordingly, individuals are entitled to their award provided that the recipient is continuously employed by the Company or any of its affiliates on each applicable vesting date.

As of December 31, 2008, there was approximately $109,030 of unrecognized compensation cost related to the RSU, RSA and market-based awards that is expected to be recognized over a period of 4.0 years. During the years ended December 31, 2008, 2007 and 2006, the fair value of shares vested was $5,783, $28,107 and $4,801, respectively.

The following table summarizes the activity for non-vested stock:

| | December 31, 2008 | | December 31, 2007 | | December 31, 2006 | |
|---|---|---|---|---|---|---|
| (Share amounts in thousands) | Shares | Weighted Average Fair Value at Grant Date | Shares | Weighted Average Fair Value at Grant Date | Shares | Weighted Average Fair Value at Grant Date |
| Non-vested at beginning of period | 1,671 | $39.67 | 969 | $44.53 | 241 | $29.64 |
| Granted — Restricted Stock Units | 1,035 | 26.95 | 915 | 47.17 | 681 | 48.48 |
| Granted — Restricted Stock | 4,022 | 20.51 | 1,506 | 38.26 | 363 | 44.16 |
| Forfeited and 2007 Performance Adjusted | (862) | 33.28 | (1,048) | 46.17 | (211) | 48.19 |
| Vested | (254) | 41.86 | (671) | 42.40 | (105) | 27.24 |
| Non-vested at end of period | 5,612 | $24.57 | 1,671 | $39.67 | 969 | $44.53 |

### *Stock Options*

The following were the weighted average assumptions used to determine the fair value of stock options and have been estimated at the date of grant using the Black-Scholes option-pricing model (no stock options were granted in 2006, therefore no weighted average assumptions are included in this table):

| | Years Ended December 31, | |
|---|---|---|
| | 2008 | 2007 |
| Risk-free interest rate | 2.7% | 5.0% |
| Volatility | 40.9% | 50.7% |
| Expected life (years) | 3.7 | 3.3 |

*Employee Stock Options.* In 2008 and 2007, the Company awarded options to purchase 137,980 and 82,897 shares of Common Stock, respectively, to certain employees in France. Under the terms of the awards, the 2008 grants vest 25% annually over four years with the first 25% vesting commencing on the first anniversary date of the award. The 2007 grants vest with 66,147 stock options vesting 25% over four years with the first 25% vesting commencing on the first anniversary date of the award and 16,750 stock options vesting 25% immediately and the remaining 75% will vest 25% on the next three anniversary dates of the award. As of December 31, 2008, the unrecognized compensation expense for stock options was $1,801 and is expected to be recognized over a period of 3.2 years.

Also during 2008, the Company in accordance with the legal settlement related to the stock option investigations, revalued 479,381 options held by former employees. Before the revaluation the average exercise price of the options was $24.88 and after the revaluation the average exercise price was $51.54.

The following table summarizes the activity of the Company's employee stock options:

| | December 31, 2008 | | December 31, 2007 | | December 31, 2006 | |
|---|---|---|---|---|---|---|
| (Share amounts in thousands) | Shares | Weighted Average Exercise Price | Shares | Weighted Average Exercise Price | Shares | Weighted Average Exercise Price |
| Outstanding at beginning of year | 6,876 | $29.13 | 9,573 | $28.97 | 13,673 | $27.94 |
| Granted | 138 | 27.77 | 83 | 46.70 | — | — |
| Exercised | (89) | 16.34 | (2,136) | 25.70 | (3,725) | 24.77 |
| Forfeited/expired/cancelled | (635) | 35.83 | (644) | 38.89 | (375) | 31.80 |
| Outstanding at year-end | 6,290 | $30.58 | 6,876 | $29.13 | 9,573 | $28.97 |
| Options exercisable at year-end | 5,980 | $30.54 | 5,696 | $28.90 | 6,925 | $29.01 |
| Aggregate intrinsic value of options exercised during the year | $ 546 | | $48,794 | | $93,613 | |

The aggregate intrinsic value is calculated as the difference between the market price of the Company's common stock as of the end of the period and the exercise price of the underlying options. The weighted average grant date fair value of options granted during the years 2008 and 2007 was $9.48 and $23.14, respectively.

The following table summarizes information about the Company's stock options outstanding as of December 31, 2008 (share amounts in thousands):

| | Options Outstanding | | | | Options Exercisable | | |
|---|---|---|---|---|---|---|---|
| Range of Exercise Prices | Number Outstanding | Weighted Average Exercise Price | Aggregate Intrinsic Value | Weighted Average Remaining Contractual Life (Years) | Number Exercisable | Weighted Average Exercise Price | Aggregate Intrinsic Value |
| $0.00 to $20.00 | 701 | $10.35 | $1,222 | 3.8 | 701 | $10.35 | $1,222 |
| 20.01 to 26.00 | 2,047 | 23.97 | — | 4.1 | 2,036 | 23.97 | — |
| 26.01 to 32.00 | 607 | 28.80 | — | 6.1 | 360 | 29.07 | — |
| 32.01 to 50.00 | 2,396 | 36.36 | — | 4.8 | 2,344 | 36.13 | — |
| 50.01 to 97.34 | 539 | 58.23 | — | 1.4 | 539 | 58.23 | — |
| Total | 6,290 | $30.58 | $1,222 | 4.3 | 5,980 | $30.54 | $1,222 |

## 3. BUSINESS COMBINATIONS

The following table summarizes the Company's business combinations completed from January 1, 2006 through December 31, 2008. Although none of the following acquisitions were considered to be a significant subsidiary, either individually or in the aggregate, they do affect the comparability of results from period to period. The acquisitions are as follows:

| Acquired Business | Acquisition Date | Business Segment |
|---|---|---|
| China HR.com Holdings Ltd. | October 8, 2008 | Careers — International |
| Trovix Inc. | July 31, 2008 | Careers — North America |
| Affinity Labs Inc. | January 3, 2008 | Internet Advertising & Fees |
| Arbeidskamerater AS (Norway) | January 10, 2007 | Careers — International |
| PWP, LLC (Education.org) | May 2, 2006 | Internet Advertising & Fees |

On October 8, 2008, the Company's Careers — International segment completed its acquisition of the remaining 55.6% ownership interest in China HR.com Holdings Ltd. (together with its subsidiaries, "ChinaHR") not already owned by the Company. ChinaHR is a leading recruitment website in China and provides online recruiting, campus recruiting and other human resource solutions. Consideration for the acquisition was approximately $166,641 in cash, net of cash acquired. The Company recorded $236,483 of goodwill (on a preliminary basis), $16,456 of intangible assets, $4,568 of property and equipment, $4,192 of receivables, $1,074 of other assets, $1,055 of deferred tax assets, net, $8,281 of deferred revenue, $21,171 for transactional and acquired liabilities and $893 of short-term credit facility debt. The Company also consolidated its ChinaHR related assets of $41,588 in investment in unconsolidated affiliates and $25,254 in notes and interest receivable (recorded in Other Assets prior to consolidation of ChinaHR) into the purchase accounting for ChinaHR. The goodwill recorded in connection with the acquisition will not be deductible for tax purposes.

On July 31, 2008, the Company's Careers — North America segment purchased Trovix Inc., a business that provides career-related products and services that utilize advanced search technology focusing on key attributes such as skills, work history and education. Consideration for the acquisition was approximately $64,290 in cash, net of cash acquired. The Company recorded $56,725 of goodwill, $2,659 of deferred tax assets, $1,421 of receivables, $6,475 of purchased technology, $545 of property and equipment, $115 of other assets and $3,650 for transactional and acquired liabilities. The goodwill recorded in connection with the acquisition will not be deductible for tax purposes. The Company also placed $3,437 into escrow related to future compensation for the former owners.

On January 3, 2008, the Company's Internet Advertising & Fees segment purchased Affinity Labs Inc., a business that operates a portfolio of professional and vocational communities for people entering, advancing and networking in certain occupations including law enforcement, healthcare, education, government and technology. Consideration for the acquisition was $61,567 in cash, net of cash acquired. The Company recorded $58,032 of goodwill, $1,251 of receivables, $2,000 of intangible assets, $500 of purchased technology, $183 of property and equipment, $22 of other assets and $421 of liabilities. The goodwill recorded in connection with the acquisition will not be deductible for tax purposes.

On January 10, 2007, the Company's Careers — International segment purchased Arbeidskamerater AS ("AAS"), a Norwegian online career sales company, founded in 2004 as a sales agent for Monster in Norway. The acquisition of AAS has enabled Monster to expand within the growing Norwegian online career market. Consideration for the acquisition was $1,654, net of cash acquired, and the Company recorded $1,777 of goodwill. None of the goodwill recorded in connection with the acquisition is deductible for tax purposes.

On May 2, 2006, the Company's Internet Advertising & Fees segment purchased PWP, LLC ("Education.org"), a leading publisher of education-related directory websites and owner of thousands of education-related domain names. The addition of Education.org was made to integrate alongside the Company's online media and education-related properties and generate additional high-quality lead generation volume to the Company's growing client base. Consideration for the acquisition was $20,000 cash and 20,000 shares of common stock valued at $1,164. Under the terms of the agreement, the Company paid

$17,000 upon closing and $3,000 in 2007. On the acquisition date, the Company recorded $19,205 of goodwill, however purchase price adjustments reduced goodwill to $17,793, which is deductible for tax purposes.

The Company is not including pro forma financial information as acquisitions completed during the years 2006 through 2008 were not considered to be significant subsidiaries, either individually or in the aggregate.

*Accrued Integration Costs*

The Company has formulated integration plans to eliminate redundant facilities, personnel and duplicate assets in connection with its business combinations. These costs were recognized as liabilities assumed in connection with the Company's business combinations. Accordingly, these costs are considered part of the purchase price of the business combinations and have been recorded as increases to goodwill. For the year ended December 31, 2008, $928 was charged to goodwill related to the current year acquisitions. No such amounts were charged to goodwill for the year ended December 31, 2007. Reductions to integration liabilities established in connection with business combinations were recorded as reductions to goodwill. As of December 31, 2008 and 2007, accrued integration liabilities were $4,290 and $5,193, respectively and are recorded as a component of accrued expenses and other current liabilities.

## 4. GOODWILL AND INTANGIBLE ASSETS

A summary of changes in goodwill by operating segment are as follows:

| | Careers-North America | Careers-International | Internet Advertising and Fees | Total |
|---|---|---|---|---|
| January 1, 2007 | $346,505 | $147,802 | $ 94,734 | $589,041 |
| Additions and adjustments | — | 1,777 | — | 1,777 |
| Currency translation | — | 24,516 | — | 24,516 |
| December 31, 2007 | 346,505 | 174,095 | 94,734 | 615,334 |
| Additions and adjustments | 56,725 | 236,483 | 58,370 | 351,578 |
| Currency translation | — | (72,353) | (13) | (72,366) |
| December 31, 2008 | $403,230 | $338,225 | $153,091 | $894,546 |

The Company's intangible assets consisted of the following:

| | December 31, 2008 | | December 31, 2007 | | |
|---|---|---|---|---|---|
| | Gross Carrying Amount | Accumulated Amortization | Gross Carrying Amount | Accumulated Amortization | Amortization Period (Years) |
| Trademarks/Internet domains | $13,332 | $ — | $12,788 | $ — | Indefinite lived |
| Customer relationships | 54,524 | 27,900 | 41,058 | 21,783 | 5 to 30 |
| Acquired technology | 6,975 | 640 | — | — | 3 to 5 |
| Non-compete agreements | 4,355 | 575 | 4,732 | 1,660 | 2 to 6 |
| Other | 6,156 | 3,892 | 4,666 | 4,450 | 4 to 10 |
| Total | $85,342 | $33,007 | $63,244 | $27,893 | |

The Company recorded amortization expense of $6,790, $5,701 and $7,670 on its intangible assets for the years ended December 31, 2008, 2007 and 2006, respectively. Based on the carrying value of identified intangible assets recorded as of December 31, 2008, and assuming no subsequent impairment of the underlying assets, the estimated annual amortization expense is as follows:

| | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|
| Estimated amortization expense | $11,500 | $9,200 | $6,900 | $6,500 | $4,600 |

## 5. PROPERTY AND EQUIPMENT, NET

| | December 31, | |
|---|---|---|
| | 2008 | 2007 |
| Capitalized software costs | $169,497 | $135,935 |
| Furniture and equipment | 30,500 | 32,573 |
| Leasehold improvements | 30,265 | 27,272 |
| Computer and communications equipment | 165,198 | 137,633 |
| | 395,460 | 333,413 |
| Less: accumulated depreciation | 234,178 | 210,016 |
| Property and equipment, net | $161,282 | $123,397 |

At December 31, 2008 and 2007, property and equipment included equipment financed with capital leases with a cost of $19,401 and $19,476, respectively, and accumulated depreciation of $19,116 and $18,669, respectively. Depreciation expense was $51,230, $38,207 and $28,758 for the years ended December 31, 2008, 2007 and 2006, respectively.

## 6. FAIR VALUE MEASUREMENT

On January 1, 2008, the Company adopted the methods of fair value as described in SFAS 157 to value its financial assets and liabilities. SFAS 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions. In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible, as well as considering counter-party credit risk in its assessment of fair value. Financial assets (cash equivalents and available-for-sale securities) carried at fair value as of December 31, 2008 are classified in one of the three categories as follows (excluding cash of $83,127):

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| U.S. treasury money market funds | $5,866 | $ — | $ — | $ 5,866 |
| Bank time deposits | — | 53,836 | — | 53,836 |
| Municipal bonds | — | 1,425 | — | 1,425 |
| Sovereign commercial paper | — | 77,225 | — | 77,225 |
| U.S. and foreign government obligations | — | 2,206 | — | 2,206 |
| Tax exempt auction rate bonds (Note 7) | — | — | 90,347 | 90,347 |
| Total | $5,866 | $134,692 | $90,347 | $230,905 |

The changes in the fair value of the Level 3 tax exempt auction rate bonds financial assets are as follows:

| | Year Ended December 31, 2008 |
|---|---|
| Balance beginning of period | $ — |
| Transfer in | 357,228 |
| Unrealized loss included in other comprehensive income | (1,603) |
| Net settlements | (265,278) |
| Balance as of December 31, 2008 | $ 90,347 |

The carrying value for cash and cash equivalents, accounts receivable, accounts payable and accrued expense and other current liabilities approximate fair value because of the immediate or short-term maturity of these financial instruments. The Company's debt is borrowings under credit facilities, which approximates fair value due to market interest rates.

## 7. INVESTMENTS

### *Marketable Securities*

As of December 31, 2008, the Company held $91,950 (at par and cost value) of investments in auction rate securities. These securities are variable-rate debt instruments whose underlying agreements have contractual maturities of up to 35 years. The majority of these securities have been issued by state-related higher-education agencies and are collateralized by student loans guaranteed by the U.S. Department of Education. These auction rate securities are intended to provide liquidity via an auction process that resets the applicable interest rate at predetermined calendar intervals, usually every 35 days, allowing investors to either roll over their holdings or gain immediate liquidity by selling such interests at par. Since mid-February 2008, liquidity issues in the global credit markets have resulted in the failure of auctions representing substantially all of the Company's auction rate securities, as the amount of securities submitted for sale in those auctions exceeded the amount of bids. The funds associated with failed auctions will not be accessible until a successful auction occurs, a buyer is found outside of the auction process or the issuers redeem their bonds. The Company currently has the ability and intent to hold these auction rate securities until a recovery of the auction process, until maturity or until these investments can be otherwise liquidated at par. As a result of the persistent failed auctions, and the uncertainty of when these investments could be successfully liquidated at par, the Company has classified all of its investments in auction rate bonds as a component of available-for-sale marketable securities, non-current as of December 31, 2008. Typically, when auctions are successful, the fair value of auction rate securities approximate par value due to the frequent interest rate resets.

While the Company continues to earn interest on its auction rate securities at the maximum contractual rate (which was a blended rate of 2.14% at December 31, 2008) and there has been no payment default with respect to such securities, these investments are not currently trading and therefore do not currently have a readily determinable market value. Accordingly, the estimated fair value of these auction rate securities no longer approximates par value. The Company uses third party valuation and other available market observables that considered, among other factors, i) the credit quality of the underlying collateral (typically student loans); ii) the financial strength of the counterparties (typically state related higher education agencies) and the guarantors (including the U.S. Department of Education); iii) an estimate of when the next successful auction date will occur; and iv) the formula applicable to each security which defines the interest rate paid to investors in the event of a failed auction, forward projections of the interest rate benchmarks specified in such formulas, a tax exempt discount margin for the cash flow discount and all applicable embedded options such as the put, call and sinking fund features.

The Company also used available data sources for market observables, which were primarily derived from third party research provided by or available from well-recognized research entities and sources. To the extent market observables were not available as of the valuation date, a statistical model was used to project the variables based on the historical data and in cases where historical data was not available comparable securities or a benchmark index was identified and used for estimation. When comparables were not available, industrial averages were used or standard assumptions based on industry practices were used.

Based on these valuations, the auction rate securities with the original par value and cost of $91,950 were written down to an estimated fair value of $90,347, resulting in an unrealized loss of $1,603. This loss is deemed to be a temporary impairment and has been reflected in accumulated other comprehensive income, a component of stockholders' equity.

The instability in the credit markets may affect the Company's ability to liquidate these auction rate bonds in the short term. The Company believes that the failed auctions experienced to date are not a result of the deterioration of the underlying credit quality of the securities and the Company believes that it will ultimately recover all amounts invested in these securities. The Company will continue to evaluate the fair value of its investments in auction rate securities each reporting period for a potential other-than-temporary impairment.

Of the Company's auction rate securities portfolio, approximately $8,300 was marketed and sold by UBS AG and its affiliates (collectively, "UBS"). On November 11, 2008, the Company accepted a settlement with UBS pursuant to which UBS issued to us Series C-2 Auction Rate Securities Rights (the "ARS Rights"). The ARS Rights provide us the right to receive the par value of the Company's UBS-brokered ARS plus accrued but unpaid interest. The settlement provides that the Company may require UBS to purchase its UBS-brokered ARS at par value at any time between June 30, 2010 and July 2, 2012. The ARS Rights are not transferable, tradable or marginable, and will not be listed or quoted on any securities exchange or any electronic communications network. As part of the settlement, UBS agrees to provide loans through June 30, 2010 up to 100% of the par value of the UBS-brokered ARS that the Company will pledge as collateral. The interest rates for such UBS loans will be equivalent to the interest rate the Company earns on its UBS-brokered ARS.

The Company's available-for-sale investments reported as current and non-current marketable securities as of December 31, 2008 are as follows:

| | Cost | Gross Unrealized Losses | Gross Unrealized Gains | Estimated Fair Value |
|---|---|---|---|---|
| **Current** | | | | |
| Municipal bonds | $ 1,425 | $ — | $— | $ 1,425 |
| Total | $ 1,425 | $ — | $— | $ 1,425 |
| **Non-current** | | | | |
| Tax-exempt auction rate bonds | $91,950 | $1,603 | $— | $90,347 |
| Total | $91,950 | $1,603 | $— | $90,347 |

The estimated fair value of the Company's marketable securities as of December 31, 2007 approximated the gross amortized cost value. The Company believes that it did not have any unrealized losses as of December 31, 2007, as the Company sold or rolled over at par more than 95% of the securities held at December 31, 2007.

The Company reviews impairments associated with its marketable securities to determine the classification of the impairment as "temporary" or "other-than-temporary" in accordance with FASB Staff Position Nos. SFAS 115-1 and 124-1, *The Meaning of Other-Than-Temporary-Impairment and Its Application to Certain*

*Investments*. A temporary impairment charge results in an unrealized loss being recorded in other comprehensive income, a component of stockholders' equity. Such an unrealized loss does not reduce net income for the applicable accounting period because the loss is not viewed as other-than-temporary. As of December 31, 2008, the Company believes that all of the impairment of its auction rate securities investments is temporary. The factors evaluated to differentiate between temporary and other-than-temporary include the projected future cash flows, credit ratings actions, and assessment of the credit quality of the underlying collateral. While the recent auction failures may limit the Company's future ability to liquidate these investments, the Company does not believe the auction failures will materially impact its ability to fund its working capital needs, capital expenditures, stock repurchases, acquisitions or other business requirements.

***Equity Investments***

The Company accounts for investments with non-controlling interests using the equity method of accounting, recording its owned percentage of the investment's net results of operations in loss in equity interests, net, in the Company's consolidated statement of operations. Such losses reduce the carrying value of the Company's investment and gains increase the carrying value of the Company's investment. Dividends paid by the equity investee reduce the carrying amount of the Company's investment.

In February 2005, the Company acquired a 40% interest in ChinaHR for consideration of $50,000 in cash. In March 2006, the Company increased its ownership interest in ChinaHR to 44.4% by acquiring an additional 4.4% interest from ChinaHR shareholders, for cash consideration of $19,936. ChinaHR is a leading recruitment website in China and provides online recruiting, campus recruiting and other human resource solutions. As a result of its investment, the Company had the right to occupy three of seven seats on ChinaHR's Board of Directors.

In March 2006, the Company entered into a loan agreement with ChinaHR, whereby the Company had agreed to advance ChinaHR up to an aggregate of $20,000. Interest on the loans were assessed at the average one-month U.S. Dollar LIBOR rate plus 1% and was payable quarterly, in arrears. The credit facility provided that any advances were due and payable in full on the maturity date, which was the earliest of March 2011 or the consummation of an initial public offering of securities by ChinaHR. At December 31, 2007, the total amount outstanding under the credit facility was $20,000 and was recorded in other assets on the consolidated balance sheet. On January 30, 2008, the Company entered into a separate loan agreement with ChinaHR, whereby the Company had agreed to advance ChinaHR up to an aggregate of $5,000 immediately and up to an additional $2,000 upon the receipt of consolidated financial statements as of and for the year ended December 31, 2007. Prior to October 8, 2008, the Company advanced an additional $5,000 to ChinaHR bringing the total amount outstanding under the credit facilities to $25,000, which was recorded as a component of other assets on the consolidated balance.

On October 8, 2008, the Company completed its acquisition of the remaining 55.6% ownership interest in ChinaHR not already owned for $174,000 in cash ($166,641, net of cash acquired) and the conversion of the $25,000 credit facility noted above into ChinaHR equity. See Note 3 for additional details on the ChinaHR business combination. Accordingly, as of October 8, 2008, the Company has consolidated ChinaHR's results.

The Company has a 25% equity investment in a company located in Finland related to a business combination completed in 2001. The Company received a dividend of $1,011 in the second quarter of 2008 for this investment. The carrying value of the investment was $859 as of December 31, 2008 and was recorded on the consolidated balance sheet as a component of investment in unconsolidated affiliates.

In the fourth quarter of 2008, the Company acquired a 50% equity interest in a company located in Australia. The total investment made during the fourth quarter of 2008 was $1,414. The carrying value of the investment was $984 as of December 31, 2008 and was recorded on the consolidated balance sheet as a component of investment in unconsolidated affiliates.

Income and loss in equity interests, net are based upon unaudited financial information and are as follows by equity investment:

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2008 | 2007 | 2006 |
| ChinaHR (until acquired October 8, 2008) | $(8,337) | $(9,627) | $(7,096) |
| Finland | 928 | 1,329 | — |
| Australia | (430) | — | — |
| Total | $(7,839) | $(8,298) | $(7,096) |

## 8. RESTRUCTURING AND OTHER SPECIAL CHARGES

On July 30, 2007, the Company announced a strategic restructuring plan intended to position the Company for sustainable long-term growth in the rapidly evolving global online recruitment and advertising industry. The restructuring plan was originally designed to reduce the Company's workforce by approximately 800 associates. Subsequent to the announcement of this plan, the Company made a strategic decision to in-source customer service and therefore the current reduction will be approximately 700 associates. Through December 31, 2008, the Company has notified or terminated approximately 500 associates and approximately 140 associates have voluntarily left the Company. Cumulative expense for the program since inception is $33,004. These initiatives were introduced to reduce the growth rate of operating expenses and provide funding for investments in new product development and innovation, enhanced technology, global advertising campaigns and selective sales force expansion in 2008. The majority of the initiatives of the restructuring plan have been completed as of December 31, 2008; however, the Company will continue to incur charges in the first half of 2009 to complete the plan.

Restructuring and other special charges and related liability balances were as follows:

| | Workforce Reduction | Fixed Asset Write-Offs | Consolidation of Office Facilities | Other Costs and Professional Fees | Total |
|---|---|---|---|---|---|
| 2007 expense | $ 14,067 | $ 1,330 | $ 555 | $ 645 | $ 16,597 |
| Cash payments | (7,841) | — | (96) | (140) | (8,077) |
| Non-cash payments | — | (1,330) | — | — | (1,330) |
| December 31, 2007 | 6,226 | — | 459 | 505 | 7,190 |
| 2008 expense | 11,079 | 3,695 | 1,130 | 503 | 16,407 |
| Cash payments | (13,394) | — | (720) | (907) | (15,021) |
| Non-cash payments | (1,162) | (3,695) | — | — | (4,857) |
| December 31, 2008 | $ 2,749 | $ — | $ 869 | $ 101 | $ 3,719 |

## 9. DISCONTINUED OPERATIONS

During the second quarter of 2008, the Company decided to wind-down the operations of Tickle, an online property within the Internet Advertising & Fees segment, and have classified the historical results of Tickle as a component of discontinued operations. The Company's decision was based upon Tickle's product offerings, which no longer fit the Company's long-term strategic growth plans, and Tickle's lack of profitability. Tickle's results for the year ended December 31, 2008 included the write-down of $13,201 of long-lived assets, an income tax benefit of $29,836 and a net loss of $6,331 from its operations, which included the proposed settlement amount related to the Tickle class action which is subject to court approval. The income tax benefit included $25,981 of current tax benefits for current period operating losses and tax losses incurred upon Tickle's discontinuance and $3,855 of deferred tax benefits for the reversal of deferred tax liabilities on long-term assets. The Company incurred losses net of tax related to Tickle of $2,935 for the year ended December 31, 2007 and a gain net of tax of $1,751 for the year ended December 31, 2006.

During the year ended December 31, 2006, the Company disposed of businesses that primarily comprised its former Advertising & Communications operating segment, in order to focus more resources to support the growth of the Monster franchise on a global basis. The Company incurred losses net of tax primarily related to these disposals of $761 and $116,450 for the years ended December 31, 2007 and 2006, respectively.

The operations of the Company's disposed businesses have been segregated from continuing operations and are reflected as discontinued operations in each period's consolidated statement of operations as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2008 | 2007 | 2006 |
| Revenue | $ 6,470 | $27,505 | $ 111,282 |
| (Loss) income before income taxes | (6,331) | (6,027) | 7,972 |
| Income tax (benefit) expense | (2,501) | (2,331) | 3,353 |
| (Loss) gain from discontinued operations, net of tax | (3,830) | (3,696) | 4,619 |
| Pre-tax loss on sale or disposal of discontinued operations | (13,201) | — | (123,203) |
| Income tax benefit | (27,335) | — | (3,885) |
| Gain (loss) on sale or disposal of business, net of tax | 14,134 | — | (119,318) |
| Income (loss) from discontinued operations, net of tax | $ 10,304 | $ (3,696) | $(114,699) |

The provision for income taxes reported in discontinued operations differs for the years ended December 31, 2008, 2007 and 2006 from the tax benefit computed at the Company's federal statutory income tax rate primarily as a result of the loss on investment for the year ended December 31, 2008 and of non-deductible goodwill and other expenses for the year ended December 31, 2006.

## 10. FINANCING AGREEMENT

In December 2007, the Company entered into a senior unsecured revolving credit facility that provides for maximum borrowings of $250,000. The credit facility expires December 21, 2012 and is available for ongoing working capital requirements and other corporate purposes. Under the credit facility, loans bear interest, at the Company's option, at either (i) the higher of (a) the Bank of America prime rate or (b) the overnight federal funds rate plus 1/2 of 1% or (ii) LIBOR plus a margin ranging from 30 basis points to 77.5 basis points depending on the Company's ratio of consolidated funded debt to consolidated earnings before interest, taxes, depreciation and amortization ("EBITDA") as defined in the revolving credit agreement. The Company may repay outstanding borrowings at any time during the term of the credit facility without any prepayment penalty. The credit agreement contains covenants which restrict, among other things, the ability of the Company to borrow, create liens, pay dividends, repurchase its common stock, acquire businesses and other investments, enter into new lines of business, dispose of property, guarantee debts of others and lend funds to affiliated companies, entering into new lines of business and contains criteria on the maintenance of certain financial statement amounts and ratios, all as defined in the agreement. As of December 31, 2008, the Company was in full compliance with its covenants.

At December 31, 2008, the utilized portion of this credit facility was $50,000 in borrowings and $1,749 for standby letters of credit and $198,251 was unused. At December 31, 2008, the one month US Dollar LIBOR rate, overnight federal funds rate, and Bank of America prime rate were 0.44%, 0.14% and 3.25%, respectively. As of December 31, 2008, the Company used the one month US Dollar LIBOR rate for the interest rate on these borrowings with a blended interest rate of 0.90%. Subsequent to December 31, 2008, the

Company borrowed an additional $197,000 under its senior unsecured revolving credit facility. As a result, the Company now has $1,251 unutilized on the credit facility.

The Company's ChinaHR subsidiary has entered into an unsecured uncommitted revolving credit facility, guaranteed by the Company that provides for maximum borrowings of $5,000. The ChinaHR credit facility has a maximum tenure of one year and the lender can terminate the facility at any time and demand immediate payment. The Company may repay these loans and accrued interest with the consent of the lender. The Company is obligated to indemnify the lender for any costs and losses incurred by the lender as a result of such prepayment. The credit agreement contains covenants which include obtaining, complying and maintaining all verifications, authorizations, approvals, registrations, licenses and consents required by local law to perform its obligations to the lender under the loan agreement, notifying the lender forthwith of the occurrence of any event that may affect the Company's ability to perform any of its obligations under the loan agreement and using the credit facility for financing its working capital requirements. As of December 31, 2008, the Company was in full compliance with its covenants. As of December 31, 2008, the interest rate on these borrowings was 7.83%, the utilized portion of this credit facility was $4,971 and $29 was unused. Subsequent to December 31, 2008, the Company's ChinaHR subsidiary entered into another unsecured uncommitted revolving credit facility guaranteed by the Company that provides maximum borrowings of $9,795, of which $2,193 has been utilized.

## 11. SUPPLEMENTAL CASH FLOW AND BALANCE SHEET INFORMATION

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2008 | 2007 | 2006 |
| Interest paid | $ 3,249 | $ 2,318 | $ 2,318 |
| Income taxes paid, net | $29,127 | $69,599 | $20,145 |

Non-cash investing and financing activities are as follows:

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2008 | 2007 | 2006 |
| Fair value of assets acquired | $327,252 | $3,767 | $ 51,793 |
| Less: Liabilities assumed | (26,343) | (323) | (1,783) |
| Liabilities created in connection with business combinations | (8,073) | (895) | (29,245) |
| Common stock issued in connection with business combinations | — | — | (1,164) |
| Payments for acquisitions and intangible assets, net of cash acquired | $292,836 | $2,549 | $ 19,601 |

The following are a component of accrued expenses and other current liabilities:

| | December 31, | |
|---|---|---|
| | 2008 | 2007 |
| Accrued salaries, benefits, commissions, bonuses and payroll taxes | $83,785 | $96,088 |

## 12. STOCKHOLDERS' EQUITY

### *Common and Class B Common Stock*

Common and Class B common stock have identical rights except that each share of Class B common stock is entitled to ten votes and is convertible, at any time, at the option of the stockholder into one share of common stock. As of December 31, 2007, all outstanding shares of Class B common stock were held by Andrew J. McKelvey, the Company's former Chief Executive Officer (the "former CEO"). On November 6,

2008, the former CEO converted all of his shares of Class B common stock into an equal number of shares of common stock.

***Share Repurchase Plan***

In November 2005, the Board of Directors authorized the Company to purchase up to $100,000 of shares of its common stock. The November 2005 share repurchase plan was utilized fully during 2007. In September 2007, the Board of Directors authorized the Company to purchase up to an additional $250,000 of shares of its common stock. In October 2007, the Board of Directors authorized the Company to purchase an additional $100,000 of shares of its common stock under the share repurchase plan. In January 2008, the Board of Directors authorized the Company to purchase an additional $100,000 of shares of its common stock under the share repurchase plan. For the year ended December 31, 2008, the Company repurchased 5,454,316 shares of its common stock for an aggregate purchase price of $126,827. From inception through December 31, 2008, under the authorized repurchase plan, the Company repurchased 13,794,012 shares of its common stock for an aggregate purchase price of $423,577. As of December 31, 2008, the Company had authorization to purchase up to an additional $126,423 of shares of its common stock. All repurchase plan authorizations expired on January 30, 2009. The Company also withheld 59,212 shares valued at $1,338 during the year ended December 31, 2008 to satisfy withholding obligations upon the vesting of employee stock awards.

***Equity Plans***

In January 1996, the Company's Board of Directors adopted the 1996 Employee Stock Option Plan and a stock option plan for non-employee directors (the "1996 Plans"). The employee stock option plan provided for the issuance of both incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code") and nonqualified stock options. Options granted for non-employee directors did not qualify as incentive stock options within the meaning of Section 422 of the Code.

In June 1999, the Company's stockholders approved the adoption of a long-term incentive plan (the "1999 Plan") pursuant to which stock options, stock appreciation rights, restricted stock and other equity based awards may be granted. Following the adoption of the 1999 Plan, no options are available for future grants under the 1996 Plans. Stock options granted under the 1999 Plan may be incentive stock options and nonqualified stock options within the meaning of the Code.

In June 2008, the Company's stockholders approved the adoption of a long-term incentive plan (the "2008 Plan") pursuant to which stock options, stock appreciation rights, restricted stock and other equity based awards may be granted. Following the adoption of the 2008 Plan, no options are available for future grants under the 1999 Plan. Stock options granted under the 2008 Plan may be incentive stock options and nonqualified stock options within the meaning of the Code.

The total number of shares of the Company's common stock that may be granted under the 1999 Plan is the sum of 30,000,000 and the number of shares that would have been available for new awards under the 1996 Plans if they were still in effect. At December 31, 2008, approximately 5,980,175 options were exercisable and 3,677,360 shares were available for future grants.

See Note 2 for activity related to the Company's equity plans.

## 13. INCOME TAXES

The components of income from continuing operations before income taxes and loss in equity interests are as follows:

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2008 | 2007 | 2006 |
| Domestic | $ 57,694 | $159,019 | $207,109 |
| Foreign | 129,544 | 85,835 | 38,342 |
| Income from continuing operations before income taxes and loss in equity interests | $187,238 | $244,854 | $245,451 |

Income taxes relating to the Company's continuing operations are as follows:

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2008 | 2007 | 2006 |
| Current income taxes: | | | |
| U.S. federal | $31,066 | $63,360 | $57,775 |
| State and local | 4,614 | 12,334 | 11,756 |
| Foreign | 21,800 | 16,226 | 6,207 |
| Total current income taxes | 57,480 | 91,920 | 75,738 |
| Deferred income taxes: | | | |
| U.S. federal | 4,025 | (8,570) | 9,041 |
| State and local | 1,215 | (1,817) | 1,723 |
| Foreign | 2,190 | 4,928 | 17 |
| Total deferred income taxes | 7,430 | (5,459) | 10,781 |
| Income taxes | $64,910 | $86,461 | $86,519 |

The tax effects of temporary differences that give rise to the Company's deferred tax assets and liabilities are as follows:

| | December 31, 2008 | December 31, 2007 |
|---|---|---|
| Deferred tax assets: | | |
| Allowance for doubtful accounts | $ 4,778 | $ 3,174 |
| Accrued expenses and other liabilities | 24,319 | 17,667 |
| Accrued business reorganization costs | 3,692 | 6,224 |
| Tax loss carry-forwards | 41,408 | 50,410 |
| Tax credits | 5,397 | 4,781 |
| Non-cash stock based compensation expense | 14,586 | 14,669 |
| Valuation allowance | (29,028) | (33,186) |
| Deferred tax assets | 65,152 | 63,739 |
| Deferred tax liabilities: | | |
| Property and equipment | (14,378) | (6,448) |
| Intangibles | (50,393) | (44,074) |
| Deferred tax liabilities | (64,771) | (50,522) |
| Net deferred tax assets | $ 381 | $ 13,217 |

As of December 31, 2008 and 2007, net current deferred tax assets were $14,388 and $10,152 respectively, net non-current deferred tax assets were $10,651 and $17,943, respectively and net non-current deferred tax liabilities were $24,658 and $14,878, respectively.

At December 31, 2008, the Company has net operating loss carry-forwards for U.S. federal tax purposes of approximately $32,042 which expire in stages beginning in 2014. The losses are subject to annual limitations on utilization. The Company also has net operating loss carry-forwards in various countries around the world of approximately $238,948 of which approximately $131,388 have no expiration date and $107,560 expire in stages in years 2010 through 2024. In addition, the Company has foreign tax credit carry-forwards of $5,397 that expire in stages beginning in 2018.

Realization of the Company's net deferred tax assets is dependant upon the Company generating sufficient taxable income in future years in the appropriate tax jurisdictions to obtain a benefit from the reversal of deductible temporary differences and from tax loss carry-forwards.

The Company has concluded that, based on expected future results and the future reversals of existing taxable temporary differences, it is more likely than not that certain deferred tax assets cannot be used in the foreseeable future, principally net operating losses in certain foreign jurisdictions. Accordingly, a valuation allowance has been established for these tax benefits. During the year ended December 31, 2008, a valuation allowance on a portion of these deferred tax assets was reversed due to taxable income generated in 2008, and reduced the income tax provision by $3,554.

The Company's income taxes payable for federal and state income taxes have been reduced by the tax benefits from employee stock options. The Company receives an income tax benefit calculated as the difference between the fair market value of the stock issued upon the exercise and the option price, tax effected. The net tax benefits from employee stock option exercises for the years ended December 31, 2008, 2007 and 2006 were $1,007, $14,601 and $26,755, respectively.

Income taxes related to the Company's income from continuing operations before loss in equity interests differ from the amount computed using the federal statutory income tax rate as follows:

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2008 | 2007 | 2006 |
| Income taxes at federal statutory rate | $65,533 | $85,699 | $85,908 |
| State income taxes, net of federal income tax effect | 3,869 | 7,911 | 8,270 |
| Tax exempt interest income | (2,203) | (8,021) | (5,050) |
| Effect of foreign operations | (5,228) | (3,542) | 2,492 |
| Change in valuation allowance | (3,554) | (1,261) | (5,634) |
| Reversals of accrued income tax | (1,738) | | |
| Interest expense on tax liabilities | 3,552 | 4,115 | — |
| Other non-deductible expenses | 4,679 | 1,560 | 533 |
| Income taxes | $64,910 | $86,461 | $86,519 |

Provision has not been made for U.S. or additional foreign taxes on undistributed earnings of foreign subsidiaries. Such earnings have been and will continue to be reinvested but could become subject to additional tax if they were remitted as dividends, or were loaned to the Company or a U.S. affiliate, or if the Company should sell its stock in the foreign subsidiaries. It is not practicable to determine the amount of additional tax, if any, that might be payable on the undistributed foreign earnings. The Company estimates that its undistributed foreign earnings are approximately $84,900.

On January 1, 2007, the Company adopted the provisions FIN 48, which established a single model to address accounting for uncertain tax positions and clarifies the accounting for income taxes by prescribing a minimum recognition threshold that a tax position is required to meet before being recognized in the financial statements. Upon adoption on January 1, 2007, the Company increased its existing liabilities for uncertain tax positions by $3,125. This increase was recorded as a cumulative effect adjustment to the Company's opening accumulated deficit. The Company reclassified previously accrued income tax liabilities from current to non-current because payment of cash was not anticipated within one year of the balance sheet date.

As of December 31, 2008 and December 31, 2007 the Company has recorded a liability for $119,951 and $111,108, respectively, which includes unrecognized tax benefits of $94,715 and $91,982, respectively, and estimated accrued interest and penalties of $25,236 and $19,126, respectively. Additionally, at December 31, 2008 and December 31, 2007, the Company has reduced its recorded deferred tax assets by $35,169 and $21,176, respectively, due to unrecognized tax benefits which would otherwise give rise to a deferred tax asset. If all unrecognized tax benefits were recognized in full, the net amount that would be reflected in the income statement tax provision, thereby impacting the effective tax rate would be $103,572 at December 31, 2008 and $96,973 as of December 31, 2007. Interest and penalties related to underpayment of income taxes are classified as a component of income taxes in the consolidated statement of operations. Total interest expense on unrecognized tax benefits included in 2008 and 2007 income tax provision in the statement of operations were $6,110 and $6,851, respectively.

A reconciliation of the total amount of unrecognized tax benefits is as follows:

| | |
|---|---|
| Unrecognized tax benefits: January 1, 2008 | $113,158 |
| Gross increases: tax positions taken in prior periods | 11,588 |
| Gross decreases: tax positions taken in prior periods | (5,411) |
| Gross increases: current period tax positions | 12,287 |
| Reductions due to lapse of statute of limitations | (1,738) |
| Unrecognized tax benefits: December 31, 2008 | $129,884 |

The Company conducts business globally and as a result, the Company or one or more subsidiaries is subject to U.S. federal income taxes and files income tax returns in various U.S. states and approximately 28 foreign jurisdictions. In the normal course of business, the Company is subject to tax examinations by taxing authorities including major jurisdictions such as France, Germany, India, South Korea, Netherlands, United Kingdom, the United States as well as countries in Scandinavia, Eastern Europe and in the Asia/Pacific region. With some exceptions, the Company is generally no longer subject to examinations with respect to returns that have been filed for years prior to 2005. Tax years are generally considered closed from examinations when the statute of limitations expires. The Company estimates that it is reasonably possible that unrecorded tax benefits may be reduced by $10,000 to $20,000 in the next twelve months due to the expiration of statue of limitations.

During 2008 the Company completed a tax examination by the United States Internal Revenue Service for the years 2003 through 2005. The tax liability on the adjustments did not have a material impact on the financial statements.

## 14. COMMITMENTS

### *Leases*

The Company leases its facilities and a portion of its capital equipment under operating leases that expire at various dates. Some of the operating leases provide for increasing rents over the terms of the leases; total rent expense under these leases is recognized ratably over the initial renewal period of each lease. The following table presents future minimum lease commitments under non-cancelable operating leases and minimum rentals to be received under non-cancelable subleases at December 31, 2008:

| | Operating Leases | Sublease Income |
|---|---|---|
| 2009 | $ 40,922 | $12,330 |
| 2010 | 31,559 | 7,971 |
| 2011 | 24,686 | 5,365 |
| 2012 | 21,814 | 4,818 |
| 2013 | 19,866 | 4,846 |
| Thereafter | 70,155 | 25,628 |
| Total | $209,002 | $60,958 |

Total rent and related expenses under operating leases were $45,446, $34,166 and $25,960 for the years ended December 31, 2008, 2007 and 2006, respectively. Operating lease obligations after 2011 relate primarily to office facilities.

***Consulting, Employment and Non-Compete Agreements***

The Company has entered into various consulting, employment and non-compete and/or non-solicitation agreements with certain key management personnel and former owners of acquired businesses. Employment agreements with key members of management are generally at will and provide for an unspecified term and for specified notice or the payment of severance in certain circumstances

***Employee Benefit Plans***

The Company has a 401(k) profit-sharing plan covering all eligible employees. The Company provides for employer matching contributions equal to 50% of employee contributions, up to a maximum of 6% of their eligible compensation. Matching contributions are paid to participating employees in the form of the Company's common stock or cash. As a result, salaries and related expenses contain $4,686, $4,638 and $3,887 of employer matching contributions related to the Company's continuing operations for the years ended December 31, 2008, 2007 and 2006, respectively.

The Company also has defined contribution employee benefit plans for its employees outside of the United States. The cost of these plans included in salaries and related expenses were $2,334, $1,626 and $1,443 for the years ended December 31, 2008, 2007 and 2006, respectively.

## 15. RELATED PARTY TRANSACTIONS

The Company periodically paid for its use of an aircraft which through December 31, 2003 was owned by a holding company that was controlled by the Company's former CEO. On December 31, 2003, the former CEO sold such holding company to General Yellow Pages Consultants, Inc. d/b/a The Marquette Group ("The Marquette Group"), however the former CEO continued to have obligations to a third party lender with respect to the aircraft. Commencing June 17, 2003, the Company had agreements with third-party chartering companies unaffiliated with the Company, the former CEO or The Marquette Group which have governed the Company's use of the aircraft. During the year ended December 31, 2006 $1,561 was charged to office and general expense for use of the aircraft. The Company cancelled the charter agreement effective in November 2006.

The Company provided office space to an investment company that was 50% owned by the former CEO. Rental income received from the investment company was $27 for the year ended December 31, 2006. This arrangement was terminated on October 31, 2006.

Following the former CEO's resignation and at the direction of management and the Board of Directors, the Company's internal audit department and outside counsel examined certain transactions between the Company and the former CEO or entities or individuals affiliated with him. Management identified various related party transactions involving the former CEO over the period between 1996 and 2006, certain of which were not properly disclosed in the Company's filings with the SEC. Mr. McKelvey owed outstanding amounts to the Company during each of the fiscal years ended 1996 through 2006. The indebtedness owed by the former CEO includes notes payable in favor of the Company, substantially offset by indebtedness owed by the Company to the former CEO. The Company provided healthcare benefits to nine relatives and nine personal employees of the former CEO at varying times since 1997. The Company processed the payroll for up to nine people personally employed by the former CEO at varying times since 1997. The former CEO generally reimbursed the Company for a vast majority of these salaries after the Company disbursed funds on behalf of Mr. McKelvey to his personal employees. The Company granted stock options to four of the former CEO's personal employees at various dates from 1999 through 2002. Certain of the former CEO's personal employees participated in the Company's 401(k) plan at varying times during the period of 1997 through 2003.

During 2006, the former CEO reimbursed the Company approximately $533 for certain expenses paid by the Company during the periods 1996 through 2006.

The Company provides office space and administrative support to the Company's Lead Independent Director. The value of such services was approximately $40, $40 and $36 in 2008, 2007 and 2006, respectively.

## 16. SEGMENT AND GEOGRAPHIC DATA

The Company conducts business in three reportable segments: Careers — North America, Careers — International and Internet Advertising & Fees. Corporate operating expenses are not allocated to the Company's reportable segments. See Note 1 for a description of the Company's operating segments.

The following tables present the Company's operations by business segment and by geographic region:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2008 | 2007 | 2006 |
| **Revenue** | | | |
| Careers — North America | $ 638,118 | $ 707,384 | $ 658,051 |
| Careers — International | 575,182 | 488,038 | 306,280 |
| Internet Advertising & Fees | 130,327 | 128,382 | 115,856 |
| **Revenue** | **$1,343,627** | **$1,323,804** | **$1,080,187** |
| **Operating income** | | | |
| Careers — North America | $ 175,255 | $ 224,862 | $ 227,202 |
| Careers — International | 84,727 | 52,113 | 17,423 |
| Internet Advertising & Fees | 11,666 | 16,611 | 41,606 |
| | 271,648 | 293,586 | 286,231 |
| Corporate expenses | (101,693) | (74,354) | (59,823) |
| **Operating income** | **$ 169,955** | **$ 219,232** | **$ 226,408** |
| **Depreciation and amortization** | | | |
| Careers — North America | $ 24,541 | $ 19,406 | $ 17,432 |
| Careers — International | 26,551 | 18,170 | 14,566 |
| Internet Advertising & Fees | 6,299 | 5,421 | 3,273 |
| | 57,391 | 42,997 | 35,271 |
| Corporate expenses | 629 | 911 | 1,157 |
| **Depreciation and amortization** | **$ 58,020** | **$ 43,908** | **$ 36,428** |

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2008 | 2007 | 2006 |
| **Restructuring and Other Special Charges** | | | |
| Careers — North America | $ 4,895 | $ 6,665 | $ — |
| Careers — International | 9,313 | 7,067 | — |
| Internet Advertising & Fees | 1,400 | 2,115 | — |
| Corporate expenses | 799 | 750 | — |
| **Restructuring and other special charges** | **$ 16,407** | **$ 16,597** | $ — |
| **Revenue by geographic region(a)** | | | |
| United States | $ 740,934 | $ 812,328 | $ 756,409 |
| Germany | 136,491 | 112,284 | 69,216 |
| Other international | 466,202 | 399,192 | 254,562 |
| **Revenue** | **$1,343,627** | **$1,323,804** | **$1,080,187** |

| | December 31, | | |
|---|---|---|---|
| | 2008 | 2007 | 2006 |
| **Long-lived assets by geographic region(b)** | | | |
| United States | $ 700,915 | $544,355 | $536,450 |
| International | 407,248 | 229,727 | 189,197 |
| **Total long-lived assets** | **$1,108,163** | **$774,082** | **$725,647** |

The following table reconciles each reportable segment's assets to total assets reported on the Company's consolidated balance sheets:

| | 2008 | 2007 |
|---|---|---|
| **Total assets by segment as of December 31,** | | |
| Careers — North America | $ 657,730 | $ 673,354 |
| Careers — International | 843,007 | 721,679 |
| Internet Advertising & Fees | 188,507 | 136,850 |
| Corporate | 83,217 | 424,057 |
| Shared assets(c) | 144,129 | 107,140 |
| Discontinued operations | — | 14,730 |
| **Total assets** | **$1,916,590** | **$2,077,810** |

(a) Revenue by geographic region is generally based on the location of the Company's subsidiary location.

(b) Total long-lived assets includes goodwill, property and equipment, net and intangibles, net, but does not include $14,730 and $17,491 of non-current assets of discontinued operations in 2007 and 2006, respectively.

(c) Shared assets represent assets that provide economic benefit to all of the Company's operating segments. Shared assets are not allocated to operating segments for internal reporting or decision-making purposes.

## 17. STOCK OPTION INVESTIGATIONS AND LITIGATION

The Company is involved in various legal proceedings that are incidental to the conduct of its business. Aside from the matters discussed below, the Company is not involved in any pending or threatened legal proceedings that it believes could reasonably be expected to have a material adverse effect on its financial condition or results of operations.

### *Stock Option Investigations and Related Litigation*

In connection with the investigations conducted by the USAO and the SEC, (a) the Company's former General Counsel pleaded guilty to two felony counts and settled a civil action brought against him by the SEC(b) the Company's former Chairman and Chief Executive Officer entered into a deferred prosecution agreement with the USAO and settled an action brought against him by the SEC (he is since deceased), (c) a former senior executive of the Company and member of the Company's Board of Directors was indicted for securities fraud and conspiracy for which he is expected to stand trial in the near future, and a civil action has been commenced against him by the SEC, and (d) a civil action has been commenced by the SEC against the Company's former Controller.

The Company has settled both the shareholder class action and the derivative actions filed in connection with its historical stock option grant practices. In connection with the settlement of (a) the derivative action, (i) the Company received approximately $10,000 in cash from various individual defendants ($8,000 of which was received from the Company's former Chairman and Chief Executive Officer) and (ii) the Company's former Chairman and Chief Executive Officer converted 4,762,000 shares of Class B common stock owned by him into an equal number of shares of common stock, and (b) the shareholder class action, a payment of approximately $47,500 was made by the defendants in full settlement of the claims asserted therein (the Company's cost was approximately $25,000, net of insurance and contribution from another defendant).

The Company is currently party to one civil action pending against it in connection with its historical stock option grant practices. That action, which also names certain current and former officers and directors of the Company, was filed as a putative class action litigation in the United States District Court for the Southern District of New York in October 2006. The complaint, as amended in February 2007, was purportedly brought on behalf of all participants in the Company's 401(k) Plan (the "Plan"). On December 14, 2007, the Court granted the defendants' motions to dismiss. On February 15, 2008, plaintiff (joined by three new proposed class representatives) filed a second amended complaint ("SAC") against the Company, three of the individuals who had been defendants in the amended complaint and three new defendants who are former employees of the Company. The SAC alleges that the defendants breached their fiduciary obligations to Plan participants under Sections 404, 405, 409 and 502 of the Employee Retirement Income Security Act ("ERISA") by allowing Plan participants to purchase and to hold and maintain Company stock in their Plan accounts without disclosing to those Plan participants the historical stock option practices. The SAC seeks, among other relief, equitable restitution, attorney's fees and an order enjoining defendants from violations of ERISA. On July 8, 2008, the Court denied defendants' motions to dismiss the SAC. Discovery has commenced.

The Company may become subject to additional private or government actions relating to its historical stock option grant practices. The expense of defending such litigation may be significant. In addition, an unfavorable outcome in such litigation could have a material adverse effect on the Company's business and results of operations. The Company may also be obligated under the terms of its bylaws to advance litigation costs for directors and officers named in litigation relating to their roles at the Company.

### *Litigation Relating to the Company's Discontinued Tickle Business*

In July 2006, a putative class action entitled Ed Oshaben v. Tickle Inc., Emode.com, Inc. and Monster Worldwide, Inc. (Case No. CGC-06-454538) was filed against the Company and its Tickle Inc. subsidiary in

California State Court. An amended complaint was subsequently filed. The amended complaint alleges that Tickle engaged in deceptive consumer practices and purports to be a class action representing all users who purchased a test report from Tickle and received "unauthorized charges." The amended complaint alleges various violations of the California consumer and unfair business practice statutes and seeks, among other things, unspecified restitution for the class, disgorgement of revenues, compensatory damages, punitive damages, attorneys' fees and equitable relief. On January 21, 2009, the parties executed a definitive written Settlement Agreement, which is subject to court approval and has been accrued for as of December 31, 2008.

In May 2008, Fotomedia Technologies, LLC filed suit against the Company's Tickle business for allegedly infringing three patents by operating photo sharing services on a website operated by Tickle. The lawsuit — entitled Fotomedia Technologies, LLC v. Fujifilm U.S.A., Inc., et al. (Civil Action No. 2:08-cv-203) — is pending in the United States District Court for the Eastern District of Texas and there are 23 other named defendants. The plaintiff seeks a permanent injunction and monetary relief. The Court has not yet entered a schedule in the case. The Company took down the website accused of infringement for reasons unrelated to the lawsuit and intends to vigorously defend this matter.

# MONSTER WORLDWIDE, INC.

## FINANCIAL INFORMATION BY QUARTER (UNAUDITED)
### (In thousands, except per share amounts)

| 2008 | Quarter First | Second | Third | Fourth | Full Year |
|---|---|---|---|---|---|
| Revenue: | | | | | |
| Careers | $336,810 | $320,953 | $297,606 | $257,931 | $1,213,300 |
| Internet Advertising & Fees | 29,662 | 33,341 | 34,583 | 32,741 | 130,327 |
| Total revenue | 366,472 | 354,294 | 332,189 | 290,672 | 1,343,627 |
| Salaries and related | 140,448 | 135,879 | 136,506 | 130,435 | 543,268 |
| Office and general | 73,899 | 75,358 | 71,834 | 61,608 | 282,699 |
| Marketing and promotion | 111,854 | 68,976 | 57,684 | 52,684 | 291,198 |
| Provision for legal settlements, net | — | 40,100 | — | — | 40,100 |
| Restructuring and other special charges | 6,927 | 2,732 | 3,592 | 3,156 | 16,407 |
| Total operating expenses | 333,128 | 323,045 | 269,616 | 247,883 | 1,173,672 |
| Operating income | 33,344 | 31,249 | 62,573 | 42,789 | 169,955 |
| Interest and other, net | 7,383 | 3,057 | 5,283 | 1,560 | 17,283 |
| Income from continuing operations before income taxes and loss in equity interests | 40,727 | 34,306 | 67,856 | 44,349 | 187,238 |
| Income taxes | 15,143 | 12,153 | 22,734 | 14,880 | 64,910 |
| Loss in equity interests, net | (1,822) | (3,592) | (2,086) | (339) | (7,839) |
| Income from continuing operations | 23,762 | 18,561 | 43,036 | 29,130 | 114,489 |
| Income (loss) from discontinued operations, net of tax | (1,171) | 12,269 | (258) | (536) | 10,304 |
| Net income | $ 22,591 | $ 30,830 | $ 42,778 | $ 28,594 | $ 124,793 |
| Basic earnings (loss) per share:(a) | | | | | |
| Income from continuing operations | $ 0.19 | $ 0.15 | $ 0.36 | $ 0.25 | $ 0.95 |
| Income (loss) from discontinued operations, net of tax | (0.00) | 0.10 | (0.00) | (0.00) | 0.09 |
| Net income | $ 0.18 | $ 0.26 | $ 0.36 | $ 0.24 | $ 1.04 |
| Diluted earnings (loss) per share:(a) | | | | | |
| Income from continuing operations | $ 0.19 | $ 0.15 | $ 0.36 | $ 0.24 | $ 0.94 |
| Income (loss) from discontinued operations, net of tax | (0.00) | 0.10 | (0.00) | (0.00) | 0.09 |
| Net income | $ 0.18 | $ 0.25 | $ 0.35 | $ 0.24 | $ 1.03 |
| Weighted average shares outstanding: | | | | | |
| Basic | 122,711 | 120,885 | 120,057 | 118,601 | 120,557 |
| Diluted | 123,332 | 121,541 | 120,722 | 119,380 | 121,167 |
| Market price range common stock(b) | | | | | |
| High | $ 32.66 | $ 29.33 | $ 20.95 | $ 15.29 | |
| Low | $ 23.05 | $ 19.98 | $ 14.55 | $ 8.91 | |

(a) Earnings per share calculations for each quarter include the weighted average effect of stock issuances and common stock equivalents for the quarter; therefore, the sum of quarterly earnings per share amounts may not equal full-year earnings per share amounts, which reflect the weighted average effect on an annual basis. Diluted earnings per share calculations for each quarter include the effect of stock options, restricted stock units and non-vested stock, when dilutive to the quarter. In addition, basic earnings per share and diluted earnings per share may not add due to rounding.

(b) The common stock of the Company is listed on the New York Stock Exchange under the symbol "MWW." The Company transferred the listing of its common stock from the NASDAQ Global Select Market to the New York Stock Exchange on November 10, 2008. There were approximately 2,240 stockholders of record of the Company's common stock on December 31, 2008. The stated prices are the high and low sales prices per share of the Company's common stock for the indicated periods, as reported by the NASDAQ Global Select Market or by the New York Stock Exchange, as applicable.

## MONSTER WORLDWIDE, INC.

### FINANCIAL INFORMATION BY QUARTER (UNAUDITED)
### (In thousands, except per share amounts)

| 2007 | Quarter First | Second | Third | Fourth | Full Year |
|---|---|---|---|---|---|
| Revenue: | | | | | |
| Careers | $290,223 | $291,326 | $296,996 | $316,877 | $1,195,422 |
| Internet Advertising & Fees | 31,607 | 32,659 | 33,146 | 30,970 | 128,382 |
| Total revenue | 321,830 | 323,985 | 330,142 | 347,847 | 1,323,804 |
| Salaries and related | 121,364 | 144,955 | 126,940 | 131,393 | 524,652 |
| Office and general | 68,004 | 62,619 | 69,466 | 68,754 | 268,843 |
| Marketing and promotion | 72,509 | 73,568 | 71,584 | 76,819 | 294,480 |
| Restructuring and other special charges | — | — | 11,155 | 5,442 | 16,597 |
| Total operating expenses | 261,877 | 281,142 | 279,145 | 282,408 | 1,104,572 |
| Operating income | 59,953 | 42,843 | 50,997 | 65,439 | 219,232 |
| Interest and other, net | 5,413 | 6,903 | 6,507 | 6,799 | 25,622 |
| Income from continuing operations before income taxes and loss in equity interests | 65,366 | 49,746 | 57,504 | 72,238 | 244,854 |
| Income taxes | 23,090 | 17,587 | 20,474 | 25,310 | 86,461 |
| Loss in equity interests, net | (1,420) | (2,966) | (3,074) | (838) | (8,298) |
| Income from continuing operations | 40,856 | 29,193 | 33,956 | 46,090 | 150,095 |
| Income (loss) from discontinued operations, net of tax | (1,374) | (577) | (655) | (1,090) | (3,696) |
| Net income | $ 39,482 | $ 28,616 | $ 33,301 | $ 45,000 | $ 146,399 |
| Basic earnings (loss) per share:(a) | | | | | |
| Income from continuing operations | $ 0.32 | $ 0.22 | $ 0.26 | $ 0.37 | $ 1.17 |
| Income (loss) from discontinued operations, net of tax | (0.01) | (0.00) | (0.01) | (0.01) | (0.03) |
| Net income | $ 0.30 | $ 0.22 | $ 0.26 | $ 0.36 | $ 1.14 |
| Diluted earnings (loss) per share:(a) | | | | | |
| Income from continuing operations | $ 0.31 | $ 0.22 | $ 0.26 | $ 0.36 | $ 1.15 |
| Income (loss) from discontinued operations, net of tax | (0.01) | (0.00) | (0.01) | (0.01) | (0.03) |
| Net income | $ 0.30 | $ 0.21 | $ 0.25 | $ 0.36 | $ 1.12 |
| Weighted average shares outstanding: | | | | | |
| Basic | 129,653 | 130,542 | 129,499 | 125,504 | 128,785 |
| Diluted | 132,464 | 133,121 | 130,757 | 126,704 | 130,755 |
| Market price range common stock(b) | | | | | |
| High | $ 54.79 | $ 50.28 | $ 43.29 | $ 40.92 | |
| Low | $ 45.77 | $ 39.90 | $ 32.37 | $ 31.07 | |

(a) Earnings per share calculations for each quarter include the weighted average effect of stock issuances and common stock equivalents for the quarter; therefore, the sum of quarterly earnings per share amounts may not equal full-year earnings per share amounts, which reflect the weighted average effect on an annual basis. Diluted earnings per share calculations for each quarter include the effect of stock options, restricted stock units and non-vested stock, when dilutive to the quarter. In addition, basic earnings per share and diluted earnings per share may not add due to rounding.

(b) There were approximately 1,322 stockholders of record of the Company's common stock on December 31, 2007. The stated prices are the high and low sales prices per share of the Company's common stock for the indicated periods, as reported by the NASDAQ Global Select Market.

## ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

None.

## ITEM 9A. *CONTROLS AND PROCEDURES*

Monster Worldwide maintains "disclosure controls and procedures," as such term is defined under Securities Exchange Act Rule 13a-15(e), that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. In designing and evaluating the disclosure controls and procedures, the Company's management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and the Company's management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. The Company has carried out an evaluation, as of the end of the period covered by this report, under the supervision and with the participation of the Company's management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based upon their evaluation and subject to the foregoing, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective in ensuring that material information relating to the Company is made known to the Chief Executive Officer and Chief Financial Officer by others within the Company as of the end of the period covered by this report.

### Management's Report on Internal Control Over Financial Reporting.

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Securities Exchange Act Rules 13a-15(f) or 15d-15(f)). The Company's internal control system is designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Company's management assessed the effectiveness of its internal control over financial reporting as of December 31, 2008. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control — Integrated Framework.* Based on its assessment, the Company believes that as of December 31, 2008, the Company's internal control over financial reporting is effective based on those criteria. The Company has excluded ChinaHR from its Report on Internal Control over Financial Reporting for fiscal 2008 due to the timing of the closing date of the acquisition on October 8, 2008 and the expectation that internal control over financial reporting related to ChinaHR will be changed to conform with our internal control over financial reporting in 2009. Activity related to ChinaHR will be included in management's fiscal 2009 internal control assessment. ChinaHR constituted approximately 2% of consolidated assets as of December 31, 2008, and 1% and 4% of consolidated revenue and income from continuing operations before income taxes and loss in equity interests, respectively, for the year then ended.

There have been no significant changes in the Company's internal controls or in other factors which could materially affect internal controls subsequent to the date the Company's management carried out its evaluation.

The Company's independent registered public accounting firm has issued an attestation report on the effectiveness of the Company's internal control over financial reporting.

***Report of Independent Registered Public Accounting Firm***

Board of Directors and Shareholders
Monster Worldwide, Inc.
New York, New York

We have audited Monster Worldwide, Inc.'s (the "Company") internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's Report on Internal Control Over Financial Reporting*. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying *Management's Report on Internal Control Over Financial Reporting*, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of China HR.com Holdings Ltd. ("ChinaHR"), which was acquired on October 8, 2008, and which is included in the consolidated balance sheets of the Company as of December 31, 2008, and the related consolidated statements of operations, stockholders' equity, and cash flows for the year then ended. ChinaHR constituted approximately 2% of consolidated assets as of December 31, 2008, and 1% and 4% of consolidated revenue and income from continuing operations before income taxes and loss in equity interests, respectively, for the year then ended. Management did not assess the effectiveness of internal control over financial reporting of ChinaHR because of the timing of the acquisition which was completed on October 8, 2008 and the expectation that the internal control over financial reporting related to ChinaHR will be changed to conform to the Company's internal control over financial reporting in 2009. Our audit of internal control over financial reporting of Monster Worldwide, Inc. also did not include an evaluation of the internal control over financial reporting of ChinaHR.

In our opinion, Monster Worldwide, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Monster Worldwide, Inc. as of December 31, 2008 and 2007 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2008 and our report dated February 10, 2009 expressed an unqualified opinion thereon.

/s/ BDO SEIDMAN, LLP

New York, New York
February 10, 2009

## ITEM 9B. *OTHER INFORMATION*

None.

# PART III

## ITEM 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

Certain of the information required by this item is incorporated by reference to the information appearing under the headings *"Corporate Governance and Board of Directors Matters," "Proposal 1: Election of Directors"* and *"Section 16(a) Beneficial Ownership Reporting Compliance"* from our definitive proxy statement to be filed with the SEC within 120 days after the Company's fiscal year end of December 31, 2008 pursuant to Regulation 14A of the Exchange Act. The information under the heading *"Executive Officers"* in *"Item 1. Business"* of this Form 10-K is also incorporated herein by reference.

The Company has adopted a Code of Business Conduct and Ethics applicable to its directors, officers (including its principal executive officer, principal financial officer, principal accounting officer and controller) and employees. The Code of Business Conduct and Ethics is available on the Investor Relations portion of the Company's website under the *"Corporate Governance"* link. The Company intends to satisfy the disclosure requirement under Item 5.05 of Form 8-K relating to amendments or waivers from any provision of the Company's Code of Business Conduct and Ethics applicable to the Company's principal executive officer, principal financial officer, principal accounting officer or controller by either filing a Form 8-K or posting this information on the Company's website within four business days following the date of amendment or waiver. The Company's website address is *www.monsterworldwide.com.*

## ITEM 11. *EXECUTIVE COMPENSATION*

The information required by this item is incorporated by reference from our definitive proxy statement to be filed with the SEC within 120 days after the Company's fiscal year end of December 31, 2008 pursuant to Regulation 14A of the Exchange Act.

## ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

The information required by this item is incorporated by reference from our definitive proxy statement to be filed with the SEC within 120 days after the Company's fiscal year end of December 31, 2008 pursuant to Regulation 14A of the Exchange Act.

## ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE*

The information required by this item is incorporated by reference from our definitive proxy statement to be filed with the SEC within 120 days after the Company's fiscal year end of December 31, 2008 pursuant to Regulation 14A of the Exchange Act.

## ITEM 14. *PRINCIPAL ACCOUNTANT FEES AND SERVICES*

The information required by this item is incorporated by reference from our definitive proxy statement to be filed with the SEC within 120 days after the Company's fiscal year end of December 31, 2008 pursuant to Regulation 14A of the Exchange Act.

## PART IV

## ITEM 15. *EXHIBITS AND FINANCIAL STATEMENT SCHEDULES*

### (A) DOCUMENT LIST

1. *Financial Statements*

The financial statements of the Company filed herewith are set forth in Part II, Item 8 of this Report.

2. *Financial Statement Schedules*

None.

3. *Exhibits Required by Securities and Exchange Commission Regulation S-K*

(a) The following exhibits are filed as part of this report or are incorporated herein by reference. Exhibit Nos. 10.1 through 10.16 are management contracts or compensatory plans or arrangements.

| Exhibit Number | Description |
|---|---|
| 3.1 | Certificate of Incorporation, as amended.(1) |
| 3.2 | Amended and Restated Bylaws.(2) |
| 4.1 | Form of Common Stock Certificate.(1) |
| 10.1 | Form of Indemnification Agreement.(3) |
| 10.2 | 1999 Long Term Incentive Plan, as amended as of January 1, 2008.(4) |
| 10.3 | Monster Worldwide, Inc. 2008 Equity Incentive Plan.(5) |
| 10.4 | Monster Worldwide, Inc. Amended and Restated Executive Incentive Plan.(6) |
| 10.5 | Form of Monster Worldwide, Inc. Restricted Stock Agreement.(7) |
| 10.6 | Form of Monster Worldwide, Inc. Restricted Stock Unit Agreement.(7) |
| 10.7 | Form of Monster Worldwide, Inc. Restricted Stock Agreement for grants of restricted stock subject to performance vesting.(6) |
| 10.8 | Form of Monster Worldwide, Inc. Restricted Stock Unit Agreement for grants of restricted stock units subject to performance vesting.(6) |
| 10.9 | Form of Monster Worldwide, Inc. Restricted Stock Unit Agreement for certain employees and executive officers.(8) |
| 10.10 | Form of Monster Worldwide, Inc. Stock Option Agreement for certain employees and executive officers.(9) |
| 10.11 | Form of Monster Worldwide, Inc. Non-Employee Director Restricted Stock Agreement for initial grants of restricted stock.(7) |
| 10.12 | Form of Monster Worldwide, Inc. Non-Employee Director Restricted Stock Agreement for annual grants of restricted stock.(7) |
| 10.13 | Employment Agreement, dated April 11, 2007, between Monster Worldwide, Inc. and Salvatore Iannuzzi.(10) |
| 10.14 | Employment Agreement, dated June 7, 2007, between Monster Worldwide, Inc. and Timothy T. Yates.(11) |
| 10.15 | Employment Agreement, dated as of May 15, 2008, by and between Monster Worldwide, Inc. and James M. Langrock.(12) |
| 10.16 | Letter Agreement, dated April 11, 2007, between Monster Worldwide, Inc. and William Pastore.(10) |
| 10.17 | Memorandum of Understanding dated January 22, 2008, among Monster Worldwide Inc., the Special Litigation Committee of the Board of Directors of Monster Worldwide, Inc. and Andrew J. McKelvey.(13) |
| 10.18 | Indenture of Lease, dated December 13, 1999, between the 622 Building Company LLC and the Company.(14) |

| Exhibit Number | Description |
|---|---|
| 10.19 | Credit Agreement, dated as of December 21, 2007, among Monster Worldwide, Inc., certain of Monster Worldwide, Inc.'s subsidiaries that may be designated as borrowers, the lenders identified therein, Bank of America, N.A., in its capacity as administrative agent, swing line lender and l/c issuer, and Citibank, N.A. as syndication agent.(15) |
| 10.20 | Subsidiary Guaranty Agreement, dated as of December 21, 2007, by FastWeb, LLC, KJB Holding Corp., Military Advantage, Inc., Monster, Inc., Monster (California), Inc., Monster Emerging Markets, LLC, Monster Government Solutions, LLC, Monster International Holding Corp., Monster Labs, LLC, MonsterTrak Corporation, Monster Worldwide Technologies, LLC, PWP, LLC, OCC.com Inc., Tickle Inc., and TMAT, Inc. in favor of Bank of America, N.A. (in its capacity as the Administrative Agent) for the Lenders party to the Credit Agreement from time to time.(15) |
| 10.21 | Ordinary Shares Purchase Agreement, dated January 30, 2005, by and among China HR.com Holdings Ltd., TMP Worldwide Limited (now known as Monster Worldwide Limited) and the shareholders of China HR.com Holdings Ltd. listed on Schedule A thereto.(16) |
| 10.22 | Shareholders Agreement, dated February 1, 2005, by and among China HR.com Holdings Ltd., TMP Worldwide Limited (now known as Monster Worldwide Limited), the shareholders of China HR.com Holdings Ltd. listed on Schedule A thereto and the Company solely with respect to Sections 5.13, 12 and 13.(17) |
| 10.23 | Share Purchase Agreement, dated as of October 8, 2008, among China HR.com Holdings Ltd., Monster Worldwide, Inc., Monster Worldwide Netherlands B.V., Monster Worldwide Limited, the shareholders of China HR.com Holdings Ltd. named therein, and the other individuals named therein.(18) |
| 21.1 | Subsidiaries of the Company. |
| 23.1 | Consent of BDO Seidman, LLP. |
| 31.1 | Certification by Salvatore Iannuzzi pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. |
| 31.2 | Certification by Timothy T. Yates pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. |
| 32.1 | Certification by Salvatore Iannuzzi pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. |
| 32.2 | Certification by Timothy T. Yates pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. |

(1) Incorporated by reference to Exhibits to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2006.

(2) Incorporated by reference to Exhibits to the Company's Current Report on Form 8-K filed on December 13, 2007.

(3) Incorporated by reference to Exhibits to the Company's Registration Statement on Form S-1 (Registration No. 333-12471).

(4) Incorporated by reference to Exhibits to the Company's Current Report on Form 10-Q filed May 8, 2008.

(5) Incorporated by reference to Exhibits to the Company's Registration Statement on Form S-8 (Registration No. 333-151430) filed June 5, 2008.

(6) Incorporated by reference to Exhibits to the Company's Form 10-Q filed on November 4, 2008.

(7) Incorporated by reference to Exhibits to the Company's Current Report on Form 8-K filed June 9, 2008.

(8) Incorporated by reference to Exhibits to the Company's Current Report on Form 8-K filed March 31, 2006.

(9) Incorporated by reference to Exhibits to the Company's Current Report on Form 8-K filed December 30, 2004.

(10) Incorporated by reference to Exhibits to the Company's Current Report on Form 8-K filed April 16, 2007.

(11) Incorporated by reference to Exhibits to the Company's Current Report on Form 8-K filed June 11, 2007.

(12) Incorporated by reference to Exhibits to the Company's Current Report on Form 8-K filed May 15, 2008.

(13) Incorporated by reference to Exhibits to the Company's Current Report on Form 8-K filed January 23, 2008.

(14) Incorporated by reference to Exhibits to the Company's Registration Statement on Form S-3 (Registration No. 333-93065).

(15) Incorporated by reference to Exhibits to the Company's Current Report on Form 8-K filed December 27, 2007.

(16) Incorporated by reference to Exhibits to the Company's Current Report on Form 8-K filed February 2, 2005.

(17) Incorporated by reference to Exhibits to the Company's Current Report on Form 8-K/A filed July 21, 2005. A request for confidential treatment was granted with respect to certain portions of the indicated document. Confidential portions have been omitted and filed separately with the Commission as required by Rule 24b-2 of the Commission.

(18) Incorporated by reference to Exhibits to the Company's Current Report on Form 8-K filed October 15, 2008.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MONSTER WORLDWIDE, INC.
(REGISTRANT)

By: /s/ SALVATORE IANNUZZI
Salvatore Iannuzzi
Chairman of the Board, President and Chief Executive Officer

Dated: February 12, 2009

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THIS REPORT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS ON BEHALF OF THE REGISTRANT IN THE CAPACITIES AND ON THE DATES INDICATED.

| Signature | Title | Date |
|---|---|---|
| /s/ SALVATORE IANNUZZI<br>Salvatore Iannuzzi | Chairman of the Board, President, Chief Executive Officer and Director (principal executive officer) | February 12, 2009 |
| /s/ TIMOTHY T. YATES<br>Timothy T. Yates | Executive Vice President, Chief Financial Officer and Director (principal financial officer) | February 12, 2009 |
| /s/ JAMES M. LANGROCK<br>James M. Langrock | Senior Vice President, Finance and Chief Accounting Officer (principal accounting officer) | February 12, 2009 |
| /s/ ROBERT J. CHRENC<br>Robert J. Chrenc | Director | February 12, 2009 |
| /s/ JOHN GAULDING<br>John Gaulding | Director | February 12, 2009 |
| /s/ EDMUND P. GIAMBASTIANI, JR.<br>Edmund P. Giambastiani, Jr. | Director | February 12, 2009 |
| /s/ RONALD J. KRAMER<br>Ronald J. Kramer | Director | February 12, 2009 |
| /s/ DAVID A. STEIN<br>David A. Stein | Director | February 12, 2009 |
| /s/ ROBERTO TUNIOLI<br>Roberto Tunioli | Director | February 12, 2009 |

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Salvatore Iannuzzi
Chairman

Robert J. Chrenc

John Gaulding

Admiral Edmund P. Giambastiani, Jr. (U.S. Navy, Retired)

Ronald J. Kramer

David A. Stein

Roberto Tunioli

Timothy T. Yates

Salvatore Iannuzzi
Chairman, President and Chief Executive Officer

Timothy T. Yates
Executive Vice President and Chief Financial Officer

Darko Dejanovic
Executive Vice President, Global Chief Information Officer and Head of Product

Ted Gilvar
Executive Vice President and Global Chief Marketing Officer

James M. Langrock
Senior Vice President, Finance and Chief Accounting Officer

Edward Lo
Executive Vice President, Greater China

Michael C. Miller
Executive Vice President, General Counsel and Secretary

Arthur O'Donnell
Executive Vice President, Global Customer Service

Lise Poulos
Executive Vice President and Chief Administrative Officer

Mark Stoever
Executive Vice President, Corporate Development and Strategic Alliances

Monster Worldwide has included as exhibits to its 2008 Annual Report on Form 10-K filed with the Securities and Exchange Commission certifications of its Chief Executive Officer and Chief Financial Officer in compliance with Sections 302 and 906 of the Sarbanes-Oxley Act of 2002. Monster Worldwide's Chief Executive Officer has also submitted to the New York Stock Exchange a certification that he is not aware of any violations by Monster Worldwide of the New York Stock Exchange's corporate governance listing standards, in compliance with Section 303A.12(a) of the New York Stock Exchange Listed Company Manual.

Monster Worldwide, Inc.
622 Third Ave, 39th floor
New York, NY 10017
ph: 212-351-7000

NYSE: MWW

For general inquiries:

Monster Worldwide, Inc.
c/o BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, PA 15252-8015
ph: 1-800-851-9677 (US)
1-201-680-6578 (outside the US)
web: www.bnymellon.com/shareowner/isd

To send certificates for transfer and for address changes:

BNY Mellon Shareowner Services
480 Washington Boulevard
Jersey City, NJ 07310-1900

Robert Jones
Monster Worldwide, Inc.
622 Third Ave, 39th floor
New York, NY 10017
robert.jones@monsterworldwide.com

The 2009 annual meeting of stockholders will be held at 10:00 a.m. on Monday, June 22, 2009 at Dechert LLP
1095 Avenue of the Americas, 28th Floor
New York, NY 10036

monster worldwide

**Global Headquarters**
Monster Worldwide, Inc.
622 Third Ave, 39th floor
New York, NY 10017
ph: 212-351-7000